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As filed with the Securities and Exchange Commission on December 28, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST COMMUNITY BANCORP
(Exact name of Registrant as specified in its charter)

California	6712	33-0885320
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6110 El Tordo
Rancho Santa Fe, California 92067
(858) 756-3023
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Matthew P. Wagner
President, Chief Executive Officer and Acting Chief Financial Officer
First Community Bancorp
2310 Camino Vida Roble, Suite B
Carlsbad, California 92009
(760) 476-5400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stanley F. Farrar, Esq. Sullivan & Cromwell 1888 Century Park East Los Angeles, California 90067	Thomas L. Grindle, Esq. Solomon Grindle Silverman & Spinella 12555 High Bluff Drive, Suite 260 San Diego, California 92130

   Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock, no par value	1,117,673	$9.34	$10,435,000	$2,493.97

(1)
Represents the maximum number of shares of First Community Bancorp ("First Community") common stock that could be issued in connection with the merger described herein based on the exchange ratio for the merger (0.2353 of a share of First Community common stock for each share of WHEC, Inc. ("WHEC") common stock) and the number of shares of WHEC common stock outstanding on the date hereof (4,053,890.04) and the maximum number of shares of WHEC common stock issuable upon conversion of outstanding options to acquire WHEC common stock (696,100).

(2)
Calculated in accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended, based on the combined book value as of September 30, 2001 of shares of WHEC common stock expected to be cancelled in connection with the merger described herein.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated December 28, 2001

The information in this proxy statement-prospectus is not complete and may be changed. We may not issue the common stock to be issued in connection with the merger described in this proxy statement-prospectus until the registration statement filed with the SEC is effective. Any representation to the contrary is a criminal offense.

W.H.E.C., INC.
2602 El Camino Real
Carlsbad, California 92008

MERGER PROPOSED

    The board of directors of W.H.E.C., INC. has unanimously approved an agreement and plan of merger with First Community Bancorp pursuant to which WHEC will be merged with and into First Community. The board of directors of WHEC believes that the merger is in the best interests of its shareholders and recommends that the shareholders vote to approve the principal terms of the merger agreement. We will hold a special meeting of our shareholders to consider and vote upon the principal terms of the merger agreement.

    In the merger, each share of WHEC common stock will be exchanged for 0.2353 of a share of First Community common stock. We expect the merger to be a tax-free transaction for WHEC shareholders. First Community common stock trades on the Nasdaq National Market under the symbol "FCBP."

    This proxy statement-prospectus gives you detailed information about the merger agreement and the merger. We encourage you to read this entire document carefully. This proxy statement-prospectus incorporates important business and financial information about First Community that is not included or delivered with this document. See "Where you can find more information" on page 87. In addition, you should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 11 of this proxy statement- prospectus.

Robert Sporrer Chairman of the Board

    This proxy statement-prospectus has not been approved or disapproved by the Office of the Comptroller of the Currency, the Federal Reserve Board, the Securities and Exchange Commission or any other governmental authority, and neither has any such authority reviewed the accuracy or adequacy of this proxy statement-prospectus. Any representation to the contrary is a criminal offense.

The date of this proxy statement-prospectus is            , 2002 and it is first being mailed to shareholders on or about that date.

W.H.E.C., INC.
2602 El Camino Real
Carlsbad, California 92008

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD              , 2002

    A special meeting of shareholders of W.H.E.C., INC., a California corporation, will be held at the Encinitas Office of Capital Bank of North County at 499 North El Camino Real, Encinitas, California 92024 at 10:00 a.m. local time on         ,              2002. The purposes of the meeting are:

  1.
  to consider and approve the principal terms of the Agreement and Plan of Merger, dated November 12, 2001, between WHEC and First Community Bancorp, under which WHEC would be acquired by First Community;

  2.
  to act on any other business properly brought before the meeting.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF WHEC'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER PROPOSAL.

    APPROVAL OF THE AGREEMENT REQUIRES A MAJORITY VOTE OF ALL OF THE OUTSTANDING SHARES. THE REQUIRED MAJORITY WILL BE OBTAINED REGARDLESS IF YOU VOTE AGAINST THE MERGER BECAUSE SHAREHOLDERS HOLDING 69.78% OF WHEC COMMON STOCK HAVE ENTERED INTO AGREEMENTS TO VOTE THEIR SHARES IN FAVOR OF THE PRINCIPAL TERMS OF THE MERGER AGREEMENT. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE COMPLETE, SIGN, AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU HAVE ANY QUESTIONS ABOUT THE MEETING OR THE MATERIALS, PLEASE CALL ROBERT H. SPORRER AT (760) 434-3344 BETWEEN 9:00 AM AND 5:00 PM PACIFIC STANDARD TIME.

    The Board of Directors has fixed             , 2002 as the record date for determining the shareholders entitled to receive notice of and to vote at the meeting.

    In connection with the proposed merger, you may exercise dissenter's rights as provided in the California Corporations Code. If you meet all the requirements under California law, and follow all of its required procedures, you may receive cash in the amount equal to the fair market value, as determined by a committee established for that purpose, or if required, by a court, of your shares of WHEC common stock as of the date before the first announcement of the proposed merger, or November 12, 2001. The procedure for exercising your dissenter's rights is summarized under the heading "Dissenters' Rights" in the attached proxy statement-prospectus. The relevant provisions of the California Corporations Code on dissenters' rights are attached to this document as Appendix C.

By order of the Board of Directors
Joan H. Scott, Secretary

January     , 2002
Carlsbad, California

Sources of Additional Information

    This proxy statement-prospectus incorporates important business and financial information about First Community that is not included or delivered with this document. You can obtain this information upon request, without charge, not including exhibits to documents unless those exhibits are specifically incorporated by reference into this proxy statement-prospectus. Any person can make a request for information orally or in writing. Any request for documents should be made by 5:00 pm PST,            , 2002 to ensure timely delivery.

  Requests for documents should be directed to:

  First Community Bancorp
  P.O. Box 2388
  6110 El Tordo
  Rancho Santa Fe, California 92067
  Attn: Robert Laddaga
  (760) 476-5401

    No person is authorized to give any information or make any representation other than that contained in this proxy statement-prospectus and if given or made, such information must not be relied upon as having been authorized. This proxy statement-prospectus does not constitute a solicitation of an offer to sell securities or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this proxy statement-prospectus nor any distribution of consideration under the merger agreement shall, under any circumstances, create any implication that there has not been any change in the affairs of WHEC or First Community since the date hereof.

Pacific Western National Bank	57
Information About WHEC	58
Business of Capital Bank	58
Competition and Service Area	58
Employees	59
Legal Proceedings	59
Management of WHEC	60
Directors	60
Executive Officers	60
Securities Ownership of Executive Officers, Directors and Others	60
Director Compensation	61
Executive Compensation	61
Stock Option Plan	62
Selected Financial Data	63
WHEC Management's Discussion and Analysis of Financial Condition and Results of Operations	64
Earnings Summary	64
Balance Sheet Summary	64
Earnings Analysis	66
Net Interest Income	66
2000 Compared to 1999	67
Noninterest Income	68
Noninterest Expense	68
Income Taxes	68
Balance Sheet Analysis	69
Investment Portfolio	69
Loan Portfolio	69
Risk Elements	70
Nonperforming Assets	70
Provision and Allowance for Loan Losses	71
Liquidity and Interest Rate Sensitivity	73
Capital Resources	74
Quantitative and Qualitative Disclosure About Market Risk	76
Regulation and Supervision	78
General	78
Dividend Regulation	78
Government Policies	79
Financial Services Modernization Legislation	79
Description of First Community Capital Stock	81
Common Stock	81
Preferred Stock	81
Comparison of Shareholders' Rights	83
General	83
Vacancies on the Board	83
Shareholder Nominations and Proposals	83
Dissenter's Rights	84
Experts	86
Shareholder Proposals	86
Other Matters	87
Where You Can Find More Information	87
Appendix A Agreement & Plan of Merger	A-1
Appendix B Opinion of Hoefer & Arnett.	B-1
Appendix C Chapter 13 of the General Corporate Law of California	C-1
Appendix F Index to Financial Statements	F-1

Questions and Answers About the Merger

Q:  What do I need to do now?

A:  After you have carefully read this proxy statement-prospectus, just indicate on your proxy card how you want your shares to be voted, then sign and mail it in the enclosed prepaid return envelope marked —"Proxy" as soon as possible so that your shares may be represented and voted at the WHEC special meeting

Q:  Can I change my vote after I have mailed my signed proxy card?

A:  Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the corporate secretary of WHEC stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the special meeting.

Q:  What if I don't vote?

A:  If you fail to respond or if you respond and abstain from voting, it will have the same effect as a vote against the merger. If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger.

Q:  Should I send in my stock certificates now?

A:  No. You should not send in your stock certificates at this time. WHEC shareholders will exchange their certificates representing WHEC common stock as a result of the merger and you will receive instructions for exchanging those certificates after the merger is completed.

Q:  What shareholder approvals are needed?

A:  For First Community, no shareholder vote is needed. For WHEC, the affirmative vote of the holders of at least a majority of the outstanding shares of WHEC common stock is required to approve the principal terms of the merger agreement. As of the record date, Don L. Schempp, the Cockburn Family Trust, the Herrick Banking Assets Trust, the Sporrer Family Trust, the Scott Family Trust and William C. Herrick owned approximately 69.78% of the outstanding shares of WHEC common stock. They have agreed to vote these shares in favor of the principal terms of the merger. Therefore the principal terms of the merger agreement will be approved regardless if you vote against the merger.

Q:  As a holder of WHEC common stock, what will I receive in the merger?

A:  Holders of WHEC common stock will receive 0.2353 of a share of First Community common stock for each share of WHEC common stock they own. No fractional shares, however, will be issued. You will receive cash for any fractional shares you would otherwise be entitled to receive. The number of shares of First Community common stock to be issued in the merger will not be adjusted based upon changes in the values of shares of First Community common stock.

Q:  When do you expect to merge?

A:  We are working to complete the merger early in the second quarter of 2002. We must first obtain the necessary regulatory approval and the approval of WHEC's shareholders at the special meeting. We cannot assure you as to if and when all the conditions to the merger will be met nor can we predict the exact timing. It is possible we will not complete the merger.

Q:  Whom should I contact with questions or to obtain additional copies of this proxy statement-prospectus?

  First Community Bancorp
  6110 El Tordo
  P.O. Box 2388
  Rancho Santa Fe, California 92067
  Attn: Robert Laddaga
  (760) 476-5401

  W.H.E.C., Inc.
  2602 El Camino Real
  P.O. Box 9007
  Carlsbad, California 92008
  Attn: Corporate Secretary
  (760) 434-3344

Summary

    This brief summary highlights selected information from this document and does not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you. See "Where You Can Find More Information." Each item in this summary contains a page reference directing you to a more complete description of that item. References to "we," "our" and "us" in this document mean First Community and WHEC together.

The Merger (Page 33)

    We propose a merger in which W.H.E.C., Inc., will merge with and into First Community Bancorp. As a result of the merger, WHEC will cease to exist as a separate corporation and you will become a shareholder of First Community. We expect to complete the merger early in the second quarter of 2002. When we complete the merger, holders of WHEC common stock will have the right to receive 0.2353 of a share of First Community common stock for each share of WHEC common stock that they own as of the effective time of the merger.

    You will have to surrender your WHEC common stock certificates to receive new stock certificates representing First Community common stock, but you should not send us any certificates now. First Community's transfer agent will send you written instructions on how to surrender your WHEC stock certificates for new First Community stock certificates after we complete the merger.

The Companies (Page 56)

First Community Bancorp
6110 El Tordo
P.O. Box 2388
Rancho Santa Fe, California 92067
(760) 476-5401

    First Community is a California corporation registered under the Bank Holding Company Act of 1956. First Community's principal business is to serve as a holding company for its banking subsidiaries, Rancho Santa Fe National Bank, First Community Bank of the Desert and First Professional Bank, N.A. First Community was established in October 1998. It became the parent of Rancho Santa Fe and First Community Bank of the Desert in May 2000. Rancho Santa Fe is a federally chartered commercial bank established in 1982 to serve the commercial, industrial, professional, real estate and private banking markets of San Diego County. First Community Bank of the Desert is a California state-chartered commercial bank established in 1980 to serve the commercial, industrial, professional, real estate and private banking markets of San Bernardino and Riverside Counties. First Community acquired First Professional in January, 2001. First Professional is a federally chartered commercial bank established in 1982 to provide banking products and services targeted primarily at the health care market. First Professional operates in Santa Monica, Beverly Hills, Tarzana, Pasadena and Redlands. On October 8, 2001, First Professional completed the acquisition of First Charter Bank, N.A. First Community is currently in the process of acquiring Pacific Western National Bank, a national banking association. This transaction is expected to close in the first quarter of 2002.

    As of September 30, 2001, First Community had total consolidated assets of approximately $671,828,000, total consolidated net loans of approximately $378,996,000, total consolidated deposits of approximately $608,168,000 and total consolidated shareholders' equity of approximately $40,974,000. Active full time equivalent employees totaled 213 on September 30, 2001.

    On December 14, 2001, First Community filed a registration statement with the SEC with respect to approximately 1.19 million shares of First Community common stock which will be issued in connection with a rights offering First Community is currently conducting for existing shareholders. First Community shareholders who do not participate in the offering will be diluted to the extent additional shares of First Community common stock are issued in connection with the rights offering.

WHEC, Inc.
2602 El Camino Real Inc.
P.O. Box 9007
Carlsbad, California 92008
(760) 434-3344

    WHEC is a California corporation, and is headquartered in Carlsbad, California. WHEC owns 100% of the outstanding capital stock of Capital Bank of North County, a California state-chartered member bank. Capital Bank has five branches. In addition to three Carlsbad locations, Capital Bank has branches located in the California cities of Vista and Encinitas. Capital Bank also has a loan production office in Oceanside, California.

    As of September 30, 2001, WHEC had total assets of approximately $140,614,000, total net loans of approximately $85,909,000, total deposits of approximately $129,042,000, and total shareholders' equity of approximately $10,435,000.

Transaction Generally Tax-Free for WHEC Shareholders (Page 39)

    We expect that your exchange of shares of WHEC common stock for shares of First Community common stock generally will not cause you to recognize any gain or loss for U.S. federal income tax purposes. However, you will have to recognize income or gain in connection with any cash received instead of fractional shares.

    First Community's obligation to complete the merger is conditioned on its receipt of a legal opinion about the federal income tax treatment of the merger to our companies. The opinion will not bind the Internal Revenue Service, which could take a different view.

    This tax treatment may not apply to all WHEC shareholders, including those shareholders who dissent from the merger. Determining the actual tax consequences of the merger to you can be complicated. They will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

First Community Market Price Information (Page 55)

    First Community trades on the Nasdaq under the symbol "FCBP." The historical closing price for First Community's common stock on November 12, 2001, the last trading day before the public announcement of the merger, was $19.51. The historical closing price for First Community's common stock on            , 2002, the last practicable trading date before the date of this proxy statement-prospectus, was $      . There is no market for trading WHEC stock. Thus, we determine the equivalent pro forma per share values of WHEC's common stock by multiplying the First Community common stock price by 0.2353. On            , 2002, the pro forma equivalent per share value of WHEC's common stock was $    .

    Because the number of shares of First Community common stock that you will receive in the merger is fixed, the value of the shares of First Community common stock you will receive in the merger will fluctuate as the price of First Community common stock changes. First Community cannot assure you that its stock price will continue to trade at or above the prices shown above. You should obtain current stock price quotations for First Community common stock from a newspaper, via the Internet or by calling your broker.

The Special Meeting of Shareholders (Page 31)

    The special meeting of WHEC shareholders will be held on             , 2002 at 10:00 a.m., local time, at the Encinitas Office of Capital Bank at 499 North El Camino Real, Encinitas, California 92024. At the special meeting, you will be asked to approve the principal terms of the merger agreement between WHEC and First Community.

Record Date; Vote Required (Page 31)

    You can vote at the WHEC special meeting if you owned WHEC common stock at the close of business on             , 2002. On that date, there were 4,053,890.04 shares of common stock of WHEC outstanding and entitled to vote.

You can cast one vote for each share of common stock of WHEC you owned on that date.

    Approval of the merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of WHEC common stock entitled to vote at the special meeting. Not voting, will have the same effect as voting against the merger.

    At close of business on the record date, Don L. Schempp, the Cockburn Family Trust, the Herrick Banking Assets Trust, the Sporrer Family Trust, the Scott Family Trust and William C. Herrick owned approximately 2,828,727 shares of common stock, allowing them to exercise approximately 69.78% of the voting power of WHEC common stock entitled to vote at the WHEC special meeting. These shareholders have agreed to vote these shares in favor of the principal terms of the merger agreement, as more fully described in the summary of those agreements on page 52. As of the same date, First Community and its subsidiaries did not beneficially own any shares of WHEC common stock. Therefore, the principal terms of the merger agreement will be approved regardless if you vote against the proposal.

Revocability of Proxies (Page 31)

    You may revoke your proxy at any time before it is exercised by (1) filing with the Corporate Secretary of WHEC a written notice of revocation of your proxy; (2) submitting a duly executed proxy bearing a later date; or (3) voting in person at the meeting.

Opinion of WHEC's Financial Advisor (Page 35)

    Among other factors considered in deciding to approve the merger, on November 2, 2001, the WHEC board of directors received the draft written opinion of its financial advisor, Hoefer & Arnett, that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth in its opinion, the consideration to be provided to the shareholders of WHEC was fair to the shareholders of WHEC from a financial point of view. The opinion of Hoefer & Arnett, dated as of December 19, 2001, is attached as Appendix B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Hoefer & Arnett in providing its opinion. WHEC has paid a finders fee to Hoefer & Arnett of $27,500.

The WHEC Board of Directors Recommends that You Approve the Merger (Page 35)

    Based on WHEC's reasons for the merger described in this document, including Hoefer & Arnett's fairness opinion, the WHEC board of directors believes that the merger is in your best interests and unanimously recommends that you vote "FOR" the proposal to approve the principal terms of the merger agreement.

Conditions to Completion of the Merger (Page 51)

    The completion of the merger depends on a number of conditions being met, including:

•
approval of the principal terms of the merger agreement by WHEC shareholders;

•
receipt of required regulatory approvals, including approval by Office of the Comptroller of the Currency;

•
absence of injunction or regulatory prohibition to completion of the merger;

•
receipt by First Community of an opinion from First Community's tax counsel that the merger will qualify as a tax-free reorganization;

•
accuracy of the respective representations and warranties of WHEC and First Community, subject to exceptions that would not have a material adverse effect on WHEC or First Community; and

•
compliance by WHEC and First Community in all material respects with their respective covenants in the merger agreement.

    Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger although that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

We May Decide Not to Complete the Merger (Page 52)

    WHEC and First Community can agree at any time not to complete the merger, even if you have voted to approve the principal terms of merger agreement. Also, either of us can decide, without the consent of the other, not to complete the merger in a number of other situations, including:

•
the final denial of a required regulatory approval;

•
failure of the WHEC shareholders to approve the principal terms of merger agreement;

•
failure to complete the merger by June 30, 2002;

•
breach by the other party of its representations, warranties, covenants or agreements contained in the merger agreement, if the breach is of the sort that would permit the terminating party to not complete the merger and the breach is not cured within 30 days of notice of the breach or cannot, by virtue of its nature or timing, be cured prior to the intended completion date of the merger;

We May Amend the Terms of the Merger and Waive Some Conditions (Page 53)

    First Community and WHEC may jointly amend the terms of the merger agreement, and each of us may waive our right to require the other party to adhere to those terms, to the extent legally permissible. However, after you approve the principal terms of merger agreement, any subsequent amendment or waiver that reduces or changes the amount or form of the consideration that you will receive as a result of the merger cannot be completed without the prior approval of WHEC shareholders.

WHEC Shareholders May Have Appraisal Rights (Page 84)

    Under California law, you may have the right to dissent from the merger and to have the appraised fair market value of your shares of WHEC common stock or paid to you in cash. You have the right to seek appraisal of the value of your WHEC shares and be paid the appraised value if you (1) did not vote in favor of the merger, (2) make written demand to WHEC within 30 days of the mailing notice of approval of the merger, (3) submit your WHEC stock certificates to First Community within 30 days after the mailing of the notice of approval of the merger by the outstanding shares and (4) otherwise comply with the provisions governing dissenters' rights under California law.

    If you dissent from the merger and the conditions outlined above are met, your shares of WHEC will not be exchanged for shares of First Community common stock in the merger, and your only right will be to receive the appraised value of your shares in cash. You should be aware that submitting a signed proxy card without indicating a vote with respect to the merger will be deemed a vote "FOR" the merger and a waiver of your dissenters' rights. A vote "AGAINST" the merger does not dispense with the other requirements to request an appraisal under California law.

    The appraised value may be less than the consideration you would receive under the terms of the merger agreement.

    For more detailed information about your rights under California law, see "Dissenters' Rights."

In Order to Complete the Merger, We Must First Obtain Federal Regulatory Approval (Page 40)

    In order to complete the merger, First Community and WHEC must first obtain the consent of the OCC.

Unaudited Comparative Per Share Data

    The following table sets forth for First Community and WHEC certain historical, pro forma and pro forma equivalent per share financial information. The pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data presented, and as if the merger had become effective at the beginning of the periods presented, in the case of the net income and dividends declared data presented. The pro forma data in the tables assumes that the merger is accounted for using the purchase method of accounting. See "The Merger—Accounting Treatment" on page 41. The information in the following table is based on, and should be read together with, the historical financial information included or incorporated by reference in this document and the pro forma financial information included or incorporated by reference in this document.

    We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

    On January 16, 2001, First Community acquired Professional Bancorp. The Professional Bancorp acquisition has been accounted for using purchase accounting. On October 8, 2001, First Community completed the acquisition of First Charter Bank, N.A. The First Charter acquisition has been accounted for using purchase accounting. On August 21, 2001, First Community entered into an agreement to acquire Pacific Western National Bank. The Pacific Western acquisition will be accounted for using purchase accounting. Due to the materiality of these acquisitions, the unaudited comparative and pro forma per share data for the nine-month period ended September 30, 2001 and the year ended December 31, 2001 are presented as if these acquisitions had occurred at the beginning of the periods presented and the unaudited comparative and pro forma per share data as of December 31, 2001 are presented as if these acquisitions had occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the First Charter acquisition and the

Pacific Western acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial information presented elsewhere or incorporated by reference in this document.

	First Community Historical	W.H.E.C. Historical	Pro Forma Combined(1)	Per Equivalent W.H.E.C. Share(2)
Net income (loss) from continuing operations for the twelve months ended December 31, 2000:
Basic	$0.49	$0.33	$0.04	$0.01
Diluted	0.47	0.31	0.04	0.01
Net income for the nine months ended September 30, 2001:
Basic	1.04	0.28	0.72	0.17
Diluted	0.99	0.25	0.70	0.16
Cash dividends declared(3)
For the twelve months ended December 31, 2000	0.36	—	—	0.08
For the nine months ended September 30, 2001	0.27	0.05	—	0.06
Book Value
As of December 31, 2000	6.99	2.20	12.43	2.92
As of September 30, 2001	8.89	2.57	12.97	3.05

(1)
The pro forma net income per share amounts are calculated by totaling the historical net income (adjusted for pro forma adjustments) of First Community and WHEC and dividing the resulting amount by the average pro forma shares of First Community and WHEC giving effect to the merger. The average pro forma shares of First Community and WHEC reflect First Community's historical basic and diluted shares, plus historical basic and diluted average shares of WHEC as adjusted for an exchange ratio of 0.2353 shares of First Community common stock for each share of WHEC common stock.

(2)
Per equivalent WHEC share is pro forma combined multiplied by the exchange ratio of 0.2353.

(3)
Pro forma cash dividends represent the First Community historical amount.

Risk Factors

    In addition to the other information included in this document, including the matters addressed in "Cautionary Statement Regarding Forward-Looking Statements," you should consider the matters described below carefully in determining whether to approve the principal terms of merger agreement.

Because the merger consideration will remain fixed despite potential changes in stock prices, WHEC shareholders will not know the value of the stock consideration they are receiving until the date we consummate the merger.

    For each outstanding share of WHEC common stock, shareholders of WHEC will receive 0.2353 of a share of First Community common stock. Because of market fluctuations, the value of the shares received by WHEC shareholders could be higher or lower than the relative value associated with those shares on the date of this document or on the day of the special meeting. Such variations in the market prices of First Community common stock may result from changes in the business, operations or prospects of First Community or the combined company, market assessments of the likelihood that the merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions and other factors.

    We urge you to obtain current market quotations for First Community common stock.

We face strong competition from financial service companies and other companies that offer banking services which can hurt our business.

    After the merger, we will continue to conduct our banking operations primarily in Southern California. Increased competition in our market may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loans, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. These competitors of First Community and WHEC may have greater financial resources and develop products that enable such competitors to compete more successfully than First Community and WHEC.

If we are unable to integrate our business successfully, our business and earnings may be negatively effected.

    The merger involves the integration of companies that have previously operated independently. Successful integration of WHEC's operations will depend primarily on First Community's ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. No assurance can be given that we will be able to integrate our operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Estimated cost savings and revenue enhancements are projected to come from various areas that management has identified through the due diligence and integration planning process. The elimination and consolidation of duplicate tasks are projected to result in significant annual cost savings. If we have difficulties with the integration, we might not achieve the economic benefits we expect to result from the merger and this would likely hurt our business and our earnings. In addition, First Community may experience greater than expected costs or difficulties relating to the integration of the business of WHEC, and/or may not realize expected cost savings from the merger within the expected time frame.

An economic slowdown in Southern California could hurt our business.

    We focus our business in Southern California. An economic slowdown in Southern California could result in the following consequences, any of which could hurt our business:

  •
  loan delinquencies may increase;

  •
  problem assets and foreclosures may increase;

  •
  demand for our products and services may decline; and

  •
  collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

A downturn in the real estate or healthcare services could hurt our business.

    A downturn in the real estate or health care markets could hurt our business because many of our loans are secured by real estate or businesses providing health care services. Our ability to recover on defaulted loans by selling the real estate or business collateral would then be diminished, and we would be more likely to suffer losses on defaulted loans. As of September 30, 2001, approximately 51 percent of the book value of First Community's loan portfolio and 59 percent of the book value of WHEC's loan portfolio consisted of loans secured by various types of real estate. Most of our collateral is located in Southern California. If there is a significant decline in real estate values or in the values of business providing health care services, especially in Southern California, the collateral for our loans will provide less security.

Our business is subject to interest rate risk.

    Changes in the interest rate environment may reduce profits. It is expected that First Community will continue to realize income from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. There can be no assurance that First Community's interest rate risk will be minimized or eliminated. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect First Community's net interest spread, asset quality, loan origination volume and overall profitability.

Shares eligible for future sale could have a dilutive effect.

    Shares of First Community common stock eligible for future sale could have a dilutive effect on the market for First Community common stock and could adversely affect market prices.

    On December 14, 2001, First Community filed a registration statement with the SEC with respect to approximately 1.19 million shares of First Community common stock which will be issued in connection with a rights offering First Community is currently conducting for existing shareholders. First Community shareholders who do not participate in the offering will be diluted to the extent additional shares of First Community common stock are issued in connection with the rights offering.

    As of December 17, 2001, there were 15,000,000 shares of First Community common stock authorized, of which approximately 5,274,426 shares were outstanding. A maximum of 1,117,673 additional shares will be issued in the merger to WHEC shareholders.

We are subject to extensive regulation which could adversely affect our business.

    The operations of First Community and WHEC are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of their respective operations. Each of First Community and WHEC believe that it is in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Because the business of each of First Community and WHEC is highly regulated, the laws, rules and regulations applicable to First Community and WHEC are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact First Community. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations will not be adopted in the future, which could make compliance much more difficult or expensive, restrict First Community's ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by First Community or otherwise adversely affect the business or prospects of First Community.

Only a limited market exists for First Community common stock.

    First Community common stock was designated for quotation on the Nasdaq National Market in June 2000 and trading volumes have been modest. There can be no assurance that an active trading market for First Community common stock will develop. The limited trading market for First Community common stock may cause fluctuations in the market value of First Community common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market.

Cautionary Statement Regarding Forward-Looking Statements

    This proxy statement-prospectus contains certain forward-looking statements with respect to the financial condition, results of operations and business of each of First Community and WHEC. These statements may include statements regarding the projected performance of WHEC and First Community for the period following the completion of the merger. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "intends," "will," "plans" or similar words or expressions. These forward-looking statements involve substantial risks and uncertainties many of which, by their nature, are inherently uncertain and outside of our control. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following possibilities:

  •
  combining the businesses of First Community and WHEC may cost more than we expect;

  •
  the timing of the completion of the proposed merger and new operations may be delayed or prohibited;

  •
  there may be increases in competitive pressure among financial institutions;

  •
  general economic conditions, either nationally or locally in areas in which WHEC and First Community conduct their operations or conditions in securities markets may be less favorable than we currently anticipate;

  •
  expected cost savings from the merger may not be fully realized or realized within the expected time frame;

  •
  increases in inflation or any period of deflation;

  •
  legislation or regulatory changes may adversely affect the ability of the combined company to conduct, or the accounting for, business combinations and new operations;

  •
  integrating the business of WHEC and First Community and retaining key personnel may be more difficult that we expect;

  •
  our revenues after the merger may be lower than we expect;

  •
  we may lose more business or customers after the merger than we expect, or our operating costs may be higher than we expect; or

  •
  changes in the interest rate environment may reduce interest margins.

    Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. WHEC shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement-prospectus. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of First Community following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond First Community's and WHEC's ability to control or predict. For those statements, First Community and WHEC claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    All subsequent written and oral forward-looking statements attributable to First Community or WHEC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither First Community nor WHEC undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this proxy statement-prospectus or to reflect the occurrence of unanticipated events.

Unaudited Pro Forma Condensed Combined Financial Data
of First Community, First Charter, Pacific Western and WHEC

    The following tables present financial data for First Community, First Charter, Pacific Western and WHEC after giving effect to (1) the mergers, (2) the proceeds received from the rights offering that First Community is in the process of conducting and (3) the separate offering of trust preferred securities described in Note 12, which we refer to as "pro forma" information. The pro forma financial data give effect to the mergers under the purchase accounting method in accordance with accounting principles generally accepted in the United States of America, or GAAP. In presenting the pro forma information for certain time periods, First Community assumed that First Community, First Charter, Pacific Western and WHEC had been merged throughout those periods. The following unaudited pro forma combined financial data combine the historical consolidated condensed financial statements of First Community and the historical consolidated condensed financial statements of First Charter, the historical condensed financial statements of Pacific Western and the historical consolidated condensed financial statements of WHEC, giving effect of the mergers as if they had been effective on September 30, 2001 and December 31, 2000, with respect to the Pro Forma Combined Condensed Balance Sheet, and as of the beginning of the periods indicated, with respect to the Pro Forma Combined Condensed Statements of Income. This information should be read in conjunction with the historical financial statements of the companies, including their respective notes thereto, which are included or incorporated by reference in this proxy statement/prospectus.

    First Community expects that it will incur reorganization and restructuring expenses as a result of combining First Charter, Pacific Western and WHEC with First Community. The effect of the estimated merger and reorganization costs expected to be incurred in connection with the mergers has been reflected in the pro forma combined balance sheets. First Community also anticipates that the mergers will provide the combined company with certain financial benefits that include reduced operating expenses and opportunities to earn more revenue. However, First Community does not reflect any of these anticipated cost savings or benefits in the pro forma information. Finally, the pro forma financial information does not reflect any divestitures of branches or deposits that may be required in connection with the mergers. Therefore, the pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout these periods. All adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the unaudited historical interim periods have been included.

    As described in Note 1, on October 8, 2001, First Charter Bank, N.A. merged with and into First Professional Bank, N.A., a wholly owned subsidiary of First Community. The First Charter merger was accounted for using purchase accounting. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the nine-month period ended September 30, 2001, and for the year ended December 31, 2000, and the Unaudited Pro Forma Combined Condensed Balance Sheets as of September 30, 2001 and December 31, 2000 are additionally presented as if the First Charter merger occurred at the beginning of the periods for the Unaudited Pro Forma Combined Condensed Statements of Income and as of the indicated dates for the Pro Forma Combined Condensed Balance Sheets. Such information presented is not intended to reflect the actual results that would have been achieved had the First Charter merger actually occurred on those dates, and it should be read in conjunction with the historical financial information included or incorporated by reference in this prospectus. Certain other information, including the unaudited consolidated financial statements of First Charter Bank, N.A. and Pacific Western National Bank, are hereby incorporated by reference from a registration statement filed by First Community on Form S-3.

    As described in Note 6, on January 16, 2001, Professional Bancorp merged with and into First Community. The Professional merger was accounted for using purchase accounting. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income

for the nine-month period ended September 30, 2001, and for the year ended December 31, 2000, and the Unaudited Pro Forma Combined Condensed Balance Sheet as of December 31, 2000 are additionally presented as if the Professional merger occurred at the beginning of the periods presented for the Unaudited Pro Forma Combined Condensed Statements of Income or as of December 31, 2000 for the Unaudited Pro Forma Combined Condensed Balance Sheet. Such information presented is not intended to reflect the actual results that would have been achieved had the Professional merger actually occurred on those dates, and it should be read in conjunction with the historical financial information included or incorporated by reference in this proxy statement-prospectus.

    As described in Note 11, on August 21, 2001, First Community entered into an agreement to acquire Pacific Western National Bank. The Pacific Western acquisition will be accounted for using purchase accounting. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the nine-month period ended September 30, 2001, and for the year ended December 31, 2000 and the Unaudited Pro Forma Combined Condensed Balance Sheets as of September 30, 2001 and December 31, 2000 are additionally presented as if the Pacific Western acquisition occurred at the beginning of the periods for the Unaudited Pro Forma Combined Condensed Statements of Income and as of the indicated dates for the Pro Forma Combined Condensed Balance Sheets. Such information presented is not intended to reflect the actual results that would have been achieved had the Pacific Western acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial information included or incorporated by reference in this proxy statement-prospectus.

    As described in Note 16, on November 12, 2001, First Community entered into an agreement to acquire W.H.E.C., Inc. The WHEC acquisition will be accounted for using the purchase method of accounting. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the nine-month period ended September 30, 2001, and for the year ended December 31, 2000 and the Unaudited Pro Forma Combined Condensed Balance Sheets as of September 30, 2001 and December 31, 2000 are additionally presented as if the WHEC acquisition occurred at the beginning of the periods for the Unaudited Pro Forma Combined Condensed Statements of Income and as of the indicated dates for the Pro Forma Combined Condensed Balance Sheets. Such information presented is not intended to reflect the actual results that would have been achieved had the WHEC acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial statements included in this proxy statement-prospectus.

    To find the information incorporated by reference above, as well as other information incorporated by reference in this proxy statement-prospectus, see "Where You Can Find More Information".

Unaudited Pro Forma Combined Condensed Balance Sheets
At September 30, 2001

	First Community	First Charter	Pro Forma Adjustments		First Community Pro Forma	Pacific Western	Pro Forma Adjustments		Pro Forma w/ Pac Western	W.H.E.C.	Pro Forma Adjustments		Pro Forma w/ W.H.E.C.
	(In thousands, except per share data)
Assets:
Cash and due from banks	$48,737	$9,275	$—		$58,012	$12,016	$—		$70,028	$7,784	$—		$77,812
Federal funds sold	103,552	23,042	—		126,594	40,000	3,370	(aaa)	169,964	11,060	—		181,024

Total cash and cash equivalents	152,289	32,317	—		184,606	52,016	3,370		239,992	18,844	—		258,836
Interest-bearing deposits in financial institutions	285	3,061	—		3,346	—	—		3,346	450	—		3,796
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	1,487	628	—		2,115	348	—		2,463	119	—		2,582
Securities held to maturity	11,926	—	—		11,926	—	—		11,926	—	—		11,926
Securities available-for-sale	96,777	25,140	—		121,917	18,727	—		140,644	30,008	—		170,652

Total securities	110,190	25,768	—		135,958	19,075	—		155,033	30,127	—		185,160
Net loans	378,996	61,841	—		440,837	183,140	—		623,977	85,909	—		709,886
Premises and equipment	5,409	290	—		5,699	3,290	—		8,989	1,268	—		10,257
Other real estate owned	309	1,288	—		1,597	—	—		1,597	—	—		1,597
Goodwill	4,151	—	7,190	(aa)	11,341	—	20,920	(bbb)	32,261	—	13,471	(aaaa)	45,732
Other assets	20,199	2,418	427	(bb)	23,044	2,935	855	(ccc)	26,834	4,016	651	(bbbb)	31,501

Total Assets	$671,828	$126,983	$7,617		$806,428	$260,456	$25,145		$1,092,029	$140,614	$14,122		$1,246,765

Liabilities and Shareholders' Equity:
Liabilities:
Non-interest bearing deposits	$228,500	$34,920	$—		$263,420	$38,356	$—		$301,776	$44,338	$—		$346,114
Interest bearing deposits	379,668	75,825	—		455,493	202,084	—		657,577	84,704	—		742,281

Total deposits	608,168	110,745	—		718,913	240,440	—		959,353	129,042	—		1,088,395
Accrued interest payable and other liabilities	6,299	909	2,721	(cc)	9,929	1,087	4,074	(ddd)	15,090	1,137	2,957	(cccc)	19,184
Borrowed funds	16,387	6,000	—		22,387	—	20,000	(kkk)	42,387	—	—		42,387

Total Liabilities	630,854	117,654	2,721		751,229	241,527	24,074		1,016,830	130,179	2,957		1,149,966
Shareholders' Equity:
Convertible preferred stock	—	5,045	(5,045	)(dd)	—	—	—		—	—	—		—
Common stock	28,847	174	14,051	(ee)	43,072	1,536	18,464	(eee)	63,072	1,000	20,600	(dddd)	84,672
Additional paid-in-capital	—	12,439	(12,439	)(ff)	—	5,860	(5,860	)(fff)	—	3,055	(3,055	)(eeee)	—
Retained earnings (accumulated deficit)	10,920	(8,554)	8,554	(gg)	10,920	11,472	(11,472	)(ggg)	10,920	5,740	(5,740	)(ffff)	10,920
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on securities available-for-sale, net	1,207	225	(225	)(hh)	1,207	61	(61	)(hhh)	1,207	640	(640	)(gggg)	1,207

Total Shareholders' Equity	40,974	9,329	4,896		55,199	18,929	1,071		75,199	10,435	11,165		96,799

Total Liabilities and Shareholders' Equity	$671,828	$126,983	$7,617		$806,428	$260,456	$25,145		$1,092,029	$140,614	$14,122		$1,246,765

Number of common shares outstanding(1)	4,609.7	2,289.8			5,271.3	921.2			6,382.4	4,052.9			7,462.4
Common shareholders' equity per share	$8.89	$1.87			$10.47	$20.55			$11.78	$2.57			$12.97

(1)
The number of shares of our First Charter common stock outstanding does not reflect either the conversion of each outstanding share of First Charter convertible preferred stock into 657.89 shares of First Charter common stock or the conversion of shares of First Charter convertible preferred stock issuable upon the exercise of outstanding options to acquire shares of convertible preferred stock.

Unaudited Pro Forma Combined Condensed Balance Sheets
At December 31, 2000

	First Community	First Charter	Pro Forma Adjustments		First Community Pro Forma	Professional Bancorp	Professional Bancorp Pro Forma Adjustments		Pro Forma with Professional Bancorp	Pacific Western	Pacific Western Pro Forma Adjustments		Pro Forma with Pacific Western	W.H.E.C.	Pro Forma Adjustments		Pro Forma with W.H.E.C.
	(In thousands, except per share data)
Assets:
Cash and due from banks	$35,752	$12,369	$—		$48,121	$17,727	$—		$65,848	$12,187	$—		$78,035	$7,723	$—		$85,758
Federal funds sold	16,903	—	—		16,903	77,275	(8,431	)(a)	85,747	2,800	3,367	(aaa)	91,914	30,545	—		122,459

Total cash and cash equivalents	52,655	12,369	—		65,024	95,002	(8,431)		151,595	14,987	3,367		169,949	38,268	—		208,217
Interest-bearing deposits in financial institutions	495	16	—		511	447	—		958	—	—		958	549	—		1,507
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	913	779	—		1,692	415	—		2,107	261	—		2,368	119	—		2,487
Securities held to maturity	40,428	—	—		40,428	14,263	—		54,691	—	—		54,691	—	—		54,691
Securities available-for-sale	4,972	41,520	—		46,492	46,692	(425	)(a)	92,759	5,504	—		98,263	8,789	—		107,052

Total securities	46,313	42,299	—		88,612	61,370	(425)		149,557	5,765	—		155,322	8,908	—		164,230
Net loans	246,622	72,698	—		319,320	102,376	—		421,696	164,044	—		585,740	72,368	—		658,108
Premises and equipment	5,027	734	—		5,761	817	—		6,578	2,720	—		9,298	1,385	—		10,683
Other real estate owned	1,031	1,296	—		2,327	—	—		2,327	—	—		2,327	—	—		2,327
Goodwill	—	882	6,555	(aa)	7,437	—	4,634	(b)	12,071	—	22,190	(bbb)	34,261	—	15,093	(aaaa)	49,354
Other assets	6,144	3,038	427	(bb)	9,609	4,796	2,923	(c)	17,328	2,694	855	(ccc)	20,877	3,569	651	(bbbb)	25,097

Total Assets	$358,287	$133,332	$6,982		$498,601	$264,808	$(1,299)		$762,110	$190,210	$26,412		$978,732	$125,047	$15,744		$1,119,523

Liabilities and Shareholders' Equity
Liabilities:
Non-interest bearing deposits	$114,042	$34,909	$—		$148,951	$135,797	$—		$284,748	$33,455	$—		$318,203	$40,328	$—		$358,531
Interest bearing deposits	202,896	76,322	—		279,218	113,338	—		392,556	138,155	—		530,711	75,039	—		605,750

Total deposits	316,938	111,231	—		428,169	249,135	—		677,304	171,610	—		848,914	115,335	—		964,281
Borrowed funds	9,689	11,000	—		20,689	679	—		21,368	—	20,000	(kkk)	41,368	—	—		41,368
Accrued interest payable & other liabilities	3,888	1,137	2,721	(cc)	7,746	3,074	3,144	(d)	13,964	938	4,074	(ddd)	18,976	867	2,957	(cccc)	22,800

Total Liabilities	330,515	123,368	2,721		456,604	252,888	3,144		712,636	172,548	24,074		909,258	116,234	2,957		1,028,449
Shareholders' Equity:
Convertible preferred stock	—	5,045	(5,045	)(dd)	—	—	—		—	—	—		—	—	—		—
Common stock	20,402	174	14,051	(ee)	34,627	17	7,460	(e)	42,104	1,463	18,537	(eee)	62,104	1,000	20,600	(dddd)	83,704
Additional paid-in-capital	—	12,439	(12,439	)(ff)	—	21,271	(21,271	)(f)	—	4,987	(4,987	)(fff)	—	2,967	(2,967	)(eeee)	—
Treasury stock	—	—	—		—	(537)	537	(g)	—	—	—		—	—	—		—
Retained earnings (accumulated deficit)	7,432	(7,486)	7,486	(gg)	7,432	(8,264)	8,264	(h)	7,432	11,208	(11,208	)(ggg)	7,432	4,846	(4,846	)(ffff)	7,432
Accumulated other comprehensive loss: unrealized net losses on securities available-for-sale, net	(62)	(208)	208	(hh)	(62)	(567)	567	(i)	(62)	4	(4	)(hhh)	(62)	—	—		(62)

Total Shareholders' Equity	27,772	9,964	4,261		41,997	11,920	(4,443)		49,474	17,662	2,338		69,474	8,813	12,787		91,074

Total Liabilities & Shareholders' Equity	$358,287	$133,332	$6,982		$498,601	$264,808	$(1,299)		$762,110	$190,210	$26,412		$978,732	$125,047	$15,744		$1,119,523

Number of common shares outstanding(1)	3,971.4	2,289.8			4,633.0	2,030.8			5,137.7	921.2			6,248.8	4015.3			7,328.8
Common shareholders' equity per share	$6.99	$2.15			$9.06	$5.87			$9.63	$19.17			$11.12	$2.20			$12.43

(1)
The number of shares of First Charter common stock outstanding does not reflect either the conversion of each outstanding share of First Charter convertible preferred stock into 657.89 shares of First Charter common stock or the conversion of shares of First Charter convertible preferred stock issuable upon the exercise of outstanding options to acquire shares of convertible preferred stock.

Unaudited Pro Forma Combined Condensed Income Statements
for the Nine Months Ended September 30, 2001

	First Community	First Charter	Pro Forma Adjustments	First Community Pro Forma	Pacific Western	Pro Forma Adjustments		Pro Forma w/ Pac Western	W.H.E.C.	Pro Forma Adjustments	Pro Forma w/ W.H.E.C.
	(In thousands, except per share data)
Interest income:
Interest and fees on loans	$24,705	$4,384	$—	$29,089	$14,607	$—		$43,696	$5,215	$—	$48,911
Interest on interest-bearing deposits in financial institutions	18	43	—	61	—	—		61	23	—	84
Interest on investment securities	4,485	1,114	—	5,599	308	—		5,907	736	—	6,643
Interest on federal funds sold	3,255	509	—	3,764	15	—		3,779	680	—	4,459

Total interest income	32,463	6,050	—	38,513	14,930	—		53,443	6,654	—	60,097
Interest expense:
Interest expense on deposits	7,520	2,844	—	10,364	5,855	—		16,219	2,064	—	18,283
Interest expense on borrowed funds	989	301	—	1,290	16	1,125	(iii)	2,431	—	—	2,431

Total interest expense	8,509	3,145	—	11,654	5,871	1,125		18,650	2,064	—	20,714

Net interest income	23,954	2,905	—	26,859	9,059	(1,125)		34,793	4,590	—	39,383
Less: provision for loan losses	639	—	—	639	930	—		1,569	35	—	1,604

Net interest income after provision for loan losses	23,315	2,905	—	26,220	8,129	(1,125)		33,224	4,555	—	37,779
Non-interest income:
Service charges, commissions and fees	2,837	123	—	2,960	862	—		3,822	1,177	—	4,999
Other income	579	1,495	—	2,074	170	—		2,244	33	—	2,277

Total non-interest income	3,416	1,618	—	5,034	1,032	—		6,066	1,210	—	7,276
Non-interest expense:
Salaries and employee benefits	9,545	1,474	—	11,019	3,395	—		14,414	2,319	—	16,733
Occupancy, furniture and equipment	3,247	753	—	4,000	1,357	—		5,357	690	—	6,047
Professional services	2,634	1,246	—	3,880	1,080	—		4,960	359	—	5,319
Stationery, supplies and printing	462	35	—	497	574	—		1,071	181	—	1,252
FDIC assessment	325	14	—	339	20	—		359	15	—	374
Cost of other real estate owned	52	15	—	67	—	—		67	—	—	67
Advertisting	347	3	—	350	320	—		670	188	—	858
Insurance	210	80	—	290	60	—		350	57	—	407
Goodwill and amortization	207	—	—	207	—	—		207	—	—	207
Other	1,528	897	—	2,425	291	—		2,716	184	—	2,900

Total non-interest expense	18,557	4,517	—	23,074	7,097	—		30,171	3,993	—	34,164

Income before income taxes	8,174	6	—	8,180	2,064	(1,125)		9,119	1,772	—	10,891
Income taxes	3,458	1	—	3,459	852	(473	)(jjj)	3,838	630	—	4,468

Income (loss) from continuing operations	4,716	5	—	4,721	1,212	(652)		5,281	1,142	—	6,423
Discontinued operations:
Loss from operations of discontinued merchant card processing (net of income taxes)	—	(948)	—	(948)	—	—		(948)	—	—	(948)
Loss on disposal of merchant card processing, including provision of $478 for operating losses during phase-out period (net of income taxes)	—	(125)	—	(125)	—	—		(125)	—	—	(125)

Loss from discontinued operations	—	(1,073)	—	(1,073)	—	—		(1,073)	—	—	(1,073)

Net income (loss)	$4,716	$(1,068)	$—	$3,648	$1,212	$(652)		$4,208	$1,142	$—	$5,350
Preferred dividends	—	—	—	—	—	—		—	—	—	—

Net income (loss) available to common shareholders	$4,716	$(1,068)	$—	$3,648	$1,212	$(652)		$4,208	$1,142	—	$5,350

Per share information:
Number of shares (weighted average)
Basic	4,517.9	2,289.8		5,179.5	921.2			6,290.6	4,019.5		7,370.6
Diluted (1)	4,751.1	2,289.8		5,412.7	951.3			6,523.8	4,546.2		7,603.8
Income (loss) per share:
Basic
From continuing operations	$1.04	$—		$0.91	$1.32			$0.84	$0.28		$0.87
From discontinued operations	—	(0.47)		(0.21)	—			(0.17)	—		(0.15)

Basic income (loss) per common share	$1.04	$(0.47)		$0.70	$1.32			$0.67	$0.28		$0.72

Diluted (2)
From continuing operations	$0.99	$—		$0.87	$1.27			$0.81	$0.25		$0.84
From discontinued operations	—	(0.47)		(0.20)	—			(0.16)	—		(0.14)

Diluted income (loss) per common share	$0.99	$(0.47)		$0.67	$1.27			$0.65	$0.25		$0.70

(1)
The diluted number of shares of First Charter common stock does not reflect either the conversion of each outstanding share of First Charter convertible preferred stock into 657.89 shares of First Charter common stock or the conversion of shares of First Charter convertible preferred stock issuable upon the exercise of outstanding options to acquire shares of convertible preferred stock.

(2)
Does not include the impact of options to purchase First Charter convertible preferred stock.

Unaudited Pro Forma Combined Condensed Income Statements
for the Year Ended December 31, 2000

	First Community	First Charter	Pro Forma Adjustments	First Community Pro Forma	Professional Bancorp	Professional Bancorp Pro Forma Adjustments		Pro Forma with Professional Bancorp	Pacific Western	Pacific Western Pro Forma Adjustments	Pro Forma with Pacific Western	W.H.E.C.	Pro Forma Adjustments	Pro Forma with W.H.E.C.
	(In thousands, except per share data)
Interest income:
Interest and fees on loans	$23,980	$5,750	$—	$29,730	$11,901	$—		$41,631	$16,512	$—	$58,143	$7,370	$—	$65,513
Interest on interest-bearing deposits in financial institutions	257	15	—	272	35	—		307	—	—	307	32	—	339
Interest on investment securities	2,957	1,723	—	4,680	4,030	—		8,710	439	—	9,149	442	—	9,591
Interest on federal funds sold	1,637	458	—	2,095	3,356	—		5,451	498	—	5,949	1,005	—	6,954

Total interest income	28,831	7,946	—	36,777	19,322	—		56,099	17,449	—	73,548	8,849	—	82,397
Interest expense:
Interest expense on deposits	7,551	3,522	—	11,073	3,431	—		14,504	5,641	—	20,145	2,376	—	22,521
Interest expense on borrowed funds	373	55	—	428	51	582	(j)	1,061	9	1,500 (iii)	2,570	—	—	2,570

Total interest expense	7,924	3,577	—	11,501	3,482	582		15,565	5,650	1,500	22,715	2,376	—	25,091

Net interest income	20,907	4,369	—	25,276	15,840	(582)		40,534	11,799	(1,500)	50,833	6,473	—	57,306
Less: provision for loan losses	520	(205)	—	315	11,732	—		12,047	840	—	12,887	125	—	13,012

Net interest income after provision for loan losses	20,387	4,574	—	24,961	4,108	(582)		28,487	10,959	(1,500)	37,946	6,348	—	44,294
Non-interest income:
Service charges, commissions and fees	1,637	165	—	1,802	1,314	—		3,116	1,125	—	4,241	1,363	—	5,604
Gain on sale of securities	—	10	—	10	—	—		10	—	—	10	—	—	10
Other income	828	1,194	—	2,022	4,646	—		6,668	113	—	6,781	31	—	6,812

Total non-interest income	2,465	1,369	—	3,834	5,960	—		9,794	1,238	—	11,032	1,394	—	12,426
Non-interest expense:
Salaries and employee benefits	6,673	2,203	—	8,876	7,868	—		16,744	4,104	—	20,848	3,246	—	24,084
Occupancy, furniture and equipment	2,455	1,063	—	3,518	2,040	—		5,558	1,604	—	7,162	924	—	8,086
Professional services	1,914	1,189	—	3,103	2,790	—		5,893	651	—	6,544	450	—	6,994
Stationery, supplies and printing	418	65	—	483	669	—		1,152	700	—	1,852	230	—	2,082
Cost of other real estate owned	356	93	—	449	—	—		449	—	—	449	—	—	449
Advertising	435	24	—	459	311	—		770	385	—	1,155	349	—	1,504
Insurance	128	109	—	237	125	—		362	56	—	418	66	—	484
Goodwill amortization	—	—	—	—	—	309	(k)	309	—	—	309	—	—	309
Merger costs	3,561	—	—	3,561	—	—		3,561	—	—	3,561	—	—	3,561
Loss on sale of securities	11	5	—	16	—	—		16	—	—	16	—	—	16
Other	2,194	296	—	2,490	1,306	—		3,796	1,115	—	4,911	282	—	5,193

Total non-interest expense	18,145	5,047	—	23,192	15,109	309		38,610	8,615	—	47,225	5,547	—	52,772

Income before income taxes	4,707	896	—	5,603	(5,041)	(891)		(329)	3,582	(1,500)	1,753	2,195	—	3,948
Income taxes	2,803	1	—	2,804	2	(244	)(1)	2,562	1,462	(630) (jjj)	3,394	865	—	4,259

Income (loss) from continuing operations	1,904	895	—	2,799	(5,043)	(647)		(2,891)	2,120	(870)	(1,641)	1,330	—	(311)
Discontinued operations:
Loss from operations of discontinued merchant card processing operations (net of income taxes)	—	(44)	—	(44)	—	—		(44)	—	—	(44)	—	—	(44)

Net income (loss)	1,904	851	—	2,755	(5,043)	(647)		(2,935)	2,120	(870)	(1,685)	—	—	(44)
Preferred dividends	—	660	(660)	—	—	—		—	—	—	—	—	—	—

Net income (loss) available to common shareholders	$1,904	$191	$660	$2,755	$(5,043)	$(647)		$(2,935)	$2,120	$(870)	$(1,685)	$1,330	$—	$(355)

Unaudited Pro Forma Combined Condensed Income Statements
for the Year Ended December 31, 2000 (Continued)

	First Community	First Charter	Pro Forma Adjustments	First Community Pro Forma	Professional Bancorp		Professional Bancorp Pro Forma Adjustments	Pro Forma with Professional Bancorp		Pacific Western	Pacific Western Pro Forma Adjustments	Pro Forma with Pacific Western		W.H.E.C.	Pro Forma Adjustments	Pro Forma with W.H.E.C.
	(In thousands, except per share data)
Per share information:
Number of shares (weighted average)
Basic	3,908.3	2,289.8		4,569.9	2,030.8			5,074.6		921.2		6,185.7		4,015.3		7,265.7
Diluted(1)	4,090.4	74,658.2		4,752.0	2,030.8			5,256.7		942.6		6,367.8		4,329.5		7,447.8
Income (loss) per share:
Basic
From continuing operations	$0.49	$0.10		$0.61	$(2.48)			$(0.57)		$2.30		$(0.26)		$0.33		$(0.04)
From discontinued operations	—	(0.02)		(0.01)	—			(0.01)		—		(0.01)		—		(0.01)

Basic income (loss) per common share	$0.49	$0.08		$0.60	$(2.48)			$(0.58)		$2.30		$(0.27)		$0.33		$(0.05)

Diluted(1)
From continuing operations	$0.47	$0.01		$0.59	$(2.48)	*		$(0.57)	*	$2.25		$(0.26)	*	$0.31		$(0.04)	*
From discontinued operations	—	—		(0.01)	—			(0.01)	*	—		(0.01)	*	—		(0.01)	*

Diluted income (loss) per common share	$0.47	$0.01		$0.58	$(2.48)	*		$(0.58)	*	$2.25		$(0.27)	*	$0.31		$(0.05)	*

(*)
Effect is anti-dilutive
(1)
Does not include the impact of options to purchase First Charter convertible preferred stock.

Notes to Unaudited Pro Forma Condensed Combined Financial Data
of First Community, First Charter, Professional Bancorp, Pacific Western and W.H.E.C.

NOTE 1: BASIS OF PRESENTATION OF FIRST CHARTER

    Certain historical data of First Charter have been reclassified on a pro forma basis to conform to First Community's classifications. Transactions between First Community and First Charter are not material in relation to the unaudited pro forma combined financial statements, and have not been eliminated from the pro forma combined amounts. The unaudited pro forma numbers of common shares outstanding, common shareholders' equity per share, weighted average number of shares (basic and diluted) and income (loss) per share (basic and diluted) are based on the share amounts for First Community plus the share amounts for First Charter multiplied by the First Charter exchange ratio of 0.008635 and includes the conversion of First Charter convertible preferred stock into First Community common stock as provided by the merger agreement. Prior to the merger and the conversion of 7,000 shares of preferred stock into common stock immediately prior to the record date, First Charter has 2,289,779 common shares and 110,000 convertible preferred shares outstanding. The convertible preferred shares are equivalent to 72,368,421 First Charter common shares. As a result of the conversion of First Charter convertible preferred stock into First Community common stock, preferred dividends are eliminated in the pro forma combined condensed income statements.

NOTE 2: PURHCASE PRICE OF FIRST CHARTER ACQUISITION

    The purchase price is based on issuing approximately 661,609 common shares of First Community common stock. The price of First Community common stock on the acquisition date was $21.50 resulting in a total purchase price of approximately $14,225,000.

NOTE 3: ALLOCATION OF PURCHASE PRICE OF FIRST CHARTER ACQUISITION

    The purchase price of First Charter has been allocated as follows (in thousands):

Cash and cash equivalents	$32,317
Time deposits in financial institutions	3,061
Securities	25,768
Net loans	61,841
Goodwill	7,190
Premises and equipment	290
Other real estate owned	1,288
Other assets	2,845
Deposits	(110,745)
Borrowed funds	(6,000)
Other liabilities	(3,630)

Total purchase price	$14,225

    In allocating the purchase price, the following adjustments were made to First Charter's historical amounts. Other liabilities were increased by $2,721,000, representing the estimated merger costs. Other assets were increased by $427,000, representing the tax effects of the estimated merger costs. Substantially all of other assets and liabilities are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation. These preliminary purchase price adjustments are subject to further refinement.

    In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," beginning on January 1, 2002, amortization of goodwill and intangibles with indefinite lives will cease.

NOTE 4: MERGER COSTS OF FIRST CHARTER

    The unaudited pro forma combined condensed financial data reflect First Community's and First Charter's respective management's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $2,721,000 ($2,294,000 net of taxes, computed using the combined federal and state tax rate of 42.0%) expected to be incurred in connection with the First Charter merger. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined balance sheets in order to disclose the aggregate effect of these activities on First Community's pro forma combined financial position. The estimated aggregate costs include the following:

Employee costs	$446,000
Conversion costs	400,000
Other costs	170,000

1,016,000
Tax benefits	427,000

589,000
Investment banking and other professional fees	1,705,000

$2,294,000

    These cost estimates are forward-looking. While the costs represent management's current estimate of merger costs that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final merger and integration plan to be completed prior to consummation of the merger of First Charter with First Community, which will be developed by various of First Community's and First Charter's task forces and integration committees. Readers are cautioned that the completion of the merger and integration plan and the resulting management plans detailing actions to be undertaken to effect the merger and resultant integration of operations will impact these estimates; the type and amount of costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE 5: KEY TO PRO FORMA ADJUSTMENTS OF FIRST CHARTER ACQUISITION

    Summarized below are the pro forma adjustments necessary to reflect the acquisition of First Charter based on the purchase method of accounting:

  aa)
  Reflect goodwill resulting from the purchase method of accounting. See note 3.
  bb)
  Reflect the deferred tax asset to the deductible merger costs. See note 4.
  cc)
  Adjust liabilities for accrued merger costs. See note 4.
  dd)
  Reflect conversion of preferred stock to First Community common stock
  ee)
  Reflect issuance of common stock to First Charter shareholders.
  ff)
  Eliminate First Charter additional paid-in-capital.
  gg)
  Eliminate First Charter retained losses.
  hh)
  Eliminate First Charter unrealized losses on securities available-for-sale.

NOTE 6: BASIS OF PRESENTATION OF PROFESSIONAL ACQUISITION

    On January 16, 2001, Professional Bancorp, Inc. merged (the "Professional Merger") with and into First Community, with First Community as the surviving entity. The merger was consummated pursuant to the terms of an Agreement and Plan of Merger, dated as of August 7, 2000, by and between First Community and Professional Bancorp (the "Professional Merger Agreement").

    Pursuant to the Professional Merger Agreement, each issued and outstanding share of common stock of Professional Bancorp prior to the Professional Merger (other than as provided in the Professional Merger Agreement) was converted into the right to receive either 0.55 shares of First Community Common Stock or $8.00 in cash. Upon consummation of the Professional Merger, First Community issued approximately 504,747 shares of common stock to former holders of Professional Bancorp common stock, and as a result, the former shareholders of Professional Bancorp common stock own shares of First Community common stock representing approximately 11.3% of the outstanding shares of First Community common stock.

    The Professional Merger was accounted for using the purchase method. Therefore, operating results of First Community for the year ended December 31, 2000 do not include the operations of Professional Bancorp. Also, the balance sheet of First Community as of December 31, 2000 does not include the balance sheet of Professional Bancorp. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statement of Income for the one year period ended December 31, 2000 includes the operations of Professional Bancorp, Inc. as if the Professional Merger occurred at the beginning of the period and the Unaudited Pro Forma Combined Condensed Balance Sheet as of December 31, 2000 includes Professional Bancorp, Inc. as if the Professional Merger had occurred on that date.

    The information for Professional Bancorp, Inc. for the year ended December 31, 2000 is derived from the audited consolidated financial statements of Professional Bancorp. This information should be read in conjunction with the historical consolidated financial statements of Professional Bancorp, Inc. including the respective notes thereto, which are incorporated by reference in this prospectus. The unaudited pro forma combined condensed financial data does not give effect to any operating efficiencies anticipated in conjunction with the Professional Merger.

    Certain historical data of Professional Bancorp, Inc. have been reclassified on a pro forma basis to conform to First Community's classifications.

NOTE 7: PURCHASE PRICE AND FUNDING OF PROFESSIONAL MERGER

    The purchase price is based on $8 per share for Professional Bancorp, Inc. shareholders receiving the cash consideration and an exchange ratio of 0.55 First Community shares for Professional Bancorp shareholders receiving the stock consideration. Based on the $14.81 closing price of First Community on the day prior to the completion of the Professional Merger, those Professional Bancorp, Inc. shareholders choosing the stock consideration received a value of $8.15 per share.

    The total consideration paid in connection with the Professional Merger is calculated as:

	Stock Consideration	Cash Consideration		Total
Professional Bancorp common shares outstanding	917,722	1,113,032		2,030,754
Exchange ratio	0.55

	504,747	1,113,032
Value received	$14.81	$7.96	*

Total purchase price	$7,475,000	$8,858,000		$16,333,000

*
Less than $8.00 per share as a result of First Community purchasing some shares at market prior to the Professional Merger.

    The cash portion of the purchase price was financed through a combination of the issuance of $8 million of trust preferred securities which occurred in September 2000, a revolving line of credit and dividends from First Community's subsidiary banks. (Note: Trust preferred securities count as Tier 1 capital for regulatory purposes.)

    Professional Bancorp, Inc. shareholders had the option to elect cash of $8 or 0.55 shares of First Community common stock for each share of Professional Bancorp, Inc. common stock owned. Based upon the elections, 917,722 shares of Professional Bancorp Common Stock were exchanged for approximately 504,747 shares of First Community Common Stock and 1,113,032 shares of Professional Bancorp Common Stock were exchanged for approximately $8,904,000.

    As a result of the issuance of trust preferred, historical interest expense on the accompanying pro forma combined condensed income statements for the year ended December 31, 2000, has been increased by $582,000 representing the interest expense on the trust preferred.

NOTE 8: ALLOCATION OF PURCHASE PRICE OF PROFESSIONAL MERGER

    The purchase price of Professional Bancorp, Inc. has been allocated as follows:

Cash and cash equivalents	$95,002,000
Time deposits in financial institutions	447,000
Securities	61,370,000
Net loans	102,376,000
Goodwill	4,634,000
Premises and equipment	817,000
Other assets	7,763,000
Deposits	(249,135,000)
Borrowed funds	(679,000)
Other liabilities	(6,262,000)

Total purchase price	$16,333,000

    In allocating the purchase price, the following adjustments were made to Professional Bancorp, Inc.'s historical amounts. Other liabilities were increased by $3,144,000, representing the estimated merger costs. Other assets were increased by $2,923,000, representing the tax effects of the estimated merger costs and the reduction of the valuation reserve against the deferred tax asset. Substantially all of other assets and liabilities are either variable rate or short-term in nature and fair value adjustments were considered to be immaterial to the financial presentation. Goodwill is amortized on a straight line basis over fifteen years. These preliminary purchase price adjustments are subject to further refinement.

NOTE 9: MERGER COSTS OF PROFESSIONAL MERGER

    The table below reflects First Community's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $3,144,000 ($221,000 net of taxes, computed using the combined federal and state tax rate of 42.0%) expected to be incurred in connection with the merger. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined balance sheet in order to disclose the aggregate effect of these activities on First Community's pro forma combined financial position. The estimated aggregate costs, primarily comprised of anticipated cash charges, include the following:

Employee costs (severance and retention costs)	$2,220,000
Professional services	169,000
Conversion and other costs	755,000

Total	3,144,000
Tax benefits of above costs	1,003,000
Reversal of tax valuation allowance	1,920,000

Net merger costs	$221,000

    First Community management's cost estimates are forward-looking. While the costs represent First Community management's current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final integration in connection with consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the merger will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE 10: KEY TO PRO FORMA ADJUSTMENTS OF PROFESSIONAL MERGER

    Summarized below are the pro forma adjustments necessary to reflect the acquisition of Professional Bancorp, Inc. based on the purchase method of accounting:

  a)
  Use cash as part of the cash portion of the purchase price. See note 7.
  b)
  Reflect goodwill resulting from the purchase method of accounting. See note 8.
  c)
  Reflect the deferred tax asset related to the deductible merger costs. See note 9.
  d)
  Adjust liabilities for accrued merger costs. See note 9.
  e)
  Reflect issuance of common stock to Professional Bancorp, Inc. shareholders.
  f)
  Eliminate Professional Bancorp, Inc. additional paid-in-capital.
  g)
  Eliminate Professional Bancorp, Inc. treasury stock.
  h)
  Eliminate Professional Bancorp, Inc. retained losses.
  i)
  Eliminate Professional Bancorp, Inc. unrealized losses on securities available-for-sale.
  j)
  Interest expense related to the issuance of trust preferred.
  k)
  Amortization of goodwill on a straight-line basis over fifteen years.
  l)
  Tax benefits associated with the additional interest expense.

NOTE 11: BASIS OF PRESENTATION OF PACIFIC WESTERN ACQUISITION

    On August 21, 2001, First Community entered into an agreement with Pacific Western National Bank ("Pacific Western," the "Pacific Western Agreement"), whereby Pacific Western would merge with and into a subsidiary of First Community (the "Pacific Western Acquisition"). It is expected that the Pacific Western Acquisition will close in the first quarter of 2002.

    Pursuant to the Pacific Western Agreement, each issued and outstanding share of common stock of Pacific Western prior to the Pacific Western Acquisition (other than as provided in the Pacific Western Agreement) will be converted into the right to receive $37.15 in cash, for a total purchase price of approximately $36.6 million. First Community anticipates raising $30,000,000 through a rights offering of 1,538,000 shares of First Community Common Stock. The remainder of the purchase price will be funded through cash available at Pacific Western.

    The Pacific Western Acquisition will be accounted for using purchase accounting. Therefore, operating results of First Community for the year ended December 31, 2000 and the nine-month period ended September 30, 2001 will not include the operations of Pacific Western. Also, the balance sheets of First Community as of September 30, 2001 and December 31, 2000 will not include the balance sheet of Pacific Western. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the nine-month period ended September 30, 2001 and the one year period ended December 31, 2000 includes the operations of Pacific Western as if the Pacific Western Acquisition occurred at the beginning of the periods and the Unaudited Pro Forma

Combined Condensed Balance Sheets as of September 30, 2001 and December 31, 2000 include Pacific Western as if the Pacific Western Acquisition had occurred on those dates.

    The information for Pacific Western as of and for the year ended December 31, 2000 is derived from the audited consolidated financial statements of Pacific Western. This information should be read in conjunction with the historical consolidated financial statements of Pacific Western including the respective notes thereto, which are included or incorporated by reference in this prospectus. The unaudited pro forma combined condensed financial data does not give effect to any operating efficiencies anticipated in conjunction with the Pacific Western Acquisition.

    Certain historical data of Pacific Western have been reclassified on a pro forma basis to conform to First Community's classifications.

NOTE 12: PURCHASE PRICE AND FUNDING OF PACIFIC WESTERN ACQUISITION

    The purchase price is based on $37.15 per share for Pacific Western shareholders.

    The total consideration to be paid in connection with the Pacific Western Acquisition is calculated as:

	Shares	Price/ "In the Money"	Total Consideration (In thousands)
Common shares	921,185	$37.15	$34,222
Options	111,802	$21.54	2,408

Total purchase price			$36,630

    It is anticipated that the purchase price will be financed through the issuance $20,000,000 of trust preferred securities and the issuance of approximately 1,111,100 shares of Company Common Stock for $20 million through a rights offering.

NOTE 13: ALLOCATION OF PURCHASE PRICE OF PACIFIC WESTERN ACQUISITION

    The purchase price of Pacific Western has been preliminarily allocated as follows (in thousands):

Cash and cash equivalents	$52,016
Securities	19,075
Net loans	183,140
Goodwill	20,920
Premises and equipment	3,290
Other assets	3,790
Deposits	(240,440)
Other liabilities	(5,161)

Total purchase price	$36,630

    In allocating the purchase price, the following adjustments were made to Pacific Western's historical amounts. Other liabilities were increased by $4,074,000, representing the estimated merger costs. Other assets were increased by $855,000, representing the tax effects of the estimated merger costs. Substantially all of other assets and liabilities are either variable rate or short-term in nature and fair value adjustments were considered to be immaterial to the financial presentation. These preliminary purchase price adjustments are subject to further refinement, including the determination of a core deposit premium.

    In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", goodwill and intangibles with indefinite lives are not amortized for acquisitions initiated after June 30, 2001.

NOTE 14: MERGER COSTS OF PACIFIC WESTERN ACQUISITION

    The table below reflects First Community's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $4,074,000 ($3,219,000 net of taxes, computed using the combined federal and state tax rate of 42.0%) expected to be incurred in connection with the acquition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined balance sheets in order to disclose the aggregate effect of these activities on First Community's pro forma combined financial position. The estimated aggregate costs, primarily comprised of anticipated cash charges, include the following:

Employee costs	$1,065,000
Conversion costs	400,000
Other costs	570,000

2,035,000
Tax benefits	855,000

1,180,000
Investment banking and other professional fees	2,039,000

$3,219,000

    First Community management's cost estimates are forward-looking. While the costs represent First Community management's current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final integration in connection with consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the merger will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE 15: KEY TO PRO FORMA ADJUSTMENTS OF PACIFIC WESTERN ACQUISITION

    Summarized below are the pro forma adjustments necessary to reflect the acquisition of Pacific Western based on the purchase method of accounting:

aaa)	Cash raised which is not used as part of purchase. See note 12.
bbb)	Reflect goodwill resulting from the purchase method of accounting. See note 13.
ccc)	Reflect the deferred tax asset related to the deductible merger costs. See note 14.
ddd)	Adjust liabilities for accrued merger costs. See note 14.
eee)	Reflect issuance of common stock via a $20,000,000 rights offering less existing Pacific Western common stock of $1,536,000.
fff)	Eliminate Pacific Western additional paid-in-capital.
ggg)	Eliminate Pacific Western retained earnings.
hhh)	Eliminate Pacific Western unrealized gains on securities available-for-sale.
iii)
Estimated interest expense related to issuance of trust preferred at an assumed interest rate of 7.5% per annum. Had interest expense on the trust preferred securities varied by 1/2%, the effect on net income (loss) would have $14,500 after tax-per annum.
jjj)	Tax benefits associated with the reduced net interest income.
kkk)	Reflect issuance of $20,000,000 of trust preferred.

NOTE 16: BASIS OF PRESENTATION OF W.H.E.C.

    On November 12, 2001, First Community entered into an agreement with W.H.E.C., Inc., ("W.H.E.C."), the holding company of Capital Bank of North County, the "W.H.E.C. Agreement"), whereby W.H.E.C. would merge with and into First Community and Capital Bank would merge with and into a subsidiary of First Community ("the W.H.E.C. Acquisition"). It is expected that the W.H.E.C. Acquisition will close in the second quarter of 2002.

    Pursuant to the W.H.E.C. Agreement, each issued and outstanding share of common stock of W.H.E.C. prior to the W.H.E.C. Acquisition (other than as provided in the W.H.E.C. Agreement) will be converted into First Community common stock using an exchange ratio of 0.2353 (subject to adjustment as provided in the W.H.E.C. Agreement).

    The W.H.E.C. Acquisition will be accounted for using purchase accounting. Therefore, operating results of First Community for the year ended December 31, 2000 and the nine-month period ended September 30, 2001 will not include the operations of W.H.E.C. Also, the balance sheets of First Community as of September 30, 2001 and December 31, 2000 will not include the balance sheet of W.H.E.C. Due to the materiality of the acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the nine-month period ended September 30, 2001 and the one year period ended December 31, 2000 includes the operations of W.H.E.C. as if the W.H.E.C. Acquisition occurred at the beginning of the periods and the Unaudited Pro Forma Condensed Balance Sheets as of September 30, 2001 and December 31, 2000 include W.H.E.C. as if the W.H.E.C. Acquisition had occurred on those dates.

    The information for W.H.E.C. as of and for the year ended December 31, 2000 is derived from the audited financial statements of W.H.E.C. This information should be read in conjunction with the historical financial statements of W.H.E.C. including the respective notes thereto, which are included herein. The unaudited pro forma combined condensed financial data does not give effect to any operating efficiencies anticipated in conjunction with the W.H.E.C. Acquisition.

    Certain historical data of W.H.E.C. have been reclassified on a pro forma basis to conform to First Community's classifications. The unaudited pro forma numbers of common shares outstanding, common shareholders' equity per share, weighted average number of shares (basic and diluted) and income (loss) per share (basic and diluted) are based on the share amounts for First Community plus the share amounts for W.H.E.C. multiplied by the W.H.E.C. exchange ratio of 0.2353 as provided by the merger agreement.

NOTE 17: PURCHASE PRICE AND FUNDING OF W.H.E.C. ACQUISITION

    The purchase price is based on issuing approximately 1,080,000 shares of First Community common stock. The price of First Community common stock on the acquisition date was $20.00 per share resulting in a total purchase price of approximately $21,600,000.

NOTE 18: ALLOCATION OF PURCHASE PRICE OF W.H.E.C. ACQUISITION

    The purchase price of W.H.E.C. has been allocated as follows (in thousands):

Cash and cash equivalents	$18,844
Time deposits in financial institutions	450
Securities	30,127
Net loans	85,909
Goodwill	13,471
Premises and equipment	1,268
Other assets	4,667
Deposits	(129,042)
Other liabilities	(4,094)

Total purchase price	$21,600

    In allocating the purchase price, the following adjustments were made to W.H.E.C.'s historical amounts. Other liabilities were increased by $2,957,000, representing the estimated merger costs. Other assets were increased by $651,000, representing the tax effects of the estimated merger costs. Substantially all of other assets and liabilities are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation. These preliminary purchase price adjustments are subject to further refinement, including the determination of a core deposit premium.

NOTE 19: MERGER COSTS OF W.H.E.C.

    The unaudited pro forma condensed financial data reflect First Community's and W.H.E.C.'s respective management's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $2,957,000 ($2,306,000 net of taxes, computed using the combined federal and state tax rate of 42%) expected to be incurred in connection with the W.H.E.C. merger. While a portion of these costs may be required to be recognized over time, the current estimate of these cots has been recorded in the pro forma combined balance sheets in order to disclose the aggregate effect of these activities on First Community's pro forma combined financial position. The estimated aggregate costs include the following:

Employee costs	$981,000
Conversion costs	400,000
Other costs	170,000

1,551,000
Tax benefits	651,000

Investment banking and other professional fees	1,406,000

$2,306,000

    These cost estimates are forward-looking. While the costs represent management's current estimate of merger costs that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final merger and integration by various of First Community's and W.H.E.C.'s task forces and integration committees. Readers are cautioned that the completion of the merger and integration plan and the resulting management plans detailing actions to be undertaken to effect the merger and resultant integration of operations will impact these estimates; the type and amount of costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE 20: KEY TO PRO FORMA ADJUSTMENTS OF W.H.E.C. ACQUISITION

    Summarized below are the pro forma adjustments necessary to reflect the acquisition of W.H.E.C. based on the purchase method of accounting:

aaaa)	Reflect goodwill resulting from the purchase method of accounting. See note 18.
bbbb)	Reflect the deferred tax asset to the deductible merger costs. See note 19.
cccc)	Adjust liabilities for accrued merger costs. See note 19.
dddd)	Reflect issuance of common stock to W.H.E.C. shareholders.
eeee)	Eliminate W.H.E.C. additional paid-in capital.
ffff)	Eliminate W.H.E.C. retained earnings.
gggg)	Eliminate W.H.E.C. unrealized gain on securities available-for-sale

Introduction

    This proxy statement constitutes the proxy statement of W.H.E.C., INC., for use at the special meeting of WHEC's shareholders to be held on             , 2002, at the Encinitas Office of Capital Bank of North County at 499 North El Camino Real, Encinitas, California 92024, and any adjournments thereof.

    At the special meeting, the shareholders of WHEC will consider and vote upon a proposal to approve the principal terms of an Agreement and Plan of Merger dated November 12, 2001 under the terms of which WHEC would merge with and into First Community Bancorp.

    Pursuant to the merger agreement, Capital Bank of North County, a California state-chartered member bank and wholly-owned subsidiary of WHEC will be merged with and into Rancho Santa Fe National Bank, a national banking association organized under the laws of the United States and a wholly-owned subsidiary of First Community and all of the outstanding shares of Capital Bank common stock shall be automatically cancelled in a transaction we refer to as the bank merger.

    Upon consummation of the merger and the bank merger, WHEC and Capital Bank will both cease to exist and First Community and Rancho Santa Fe respectively will continue as the surviving entities. All information contained in this proxy statement-prospectus with respect to WHEC has been supplied by WHEC. All information contained in this proxy statement-prospectus with respect to First Community has been supplied by management or authorized representatives of First Community without independent verification.

    This proxy statement-prospectus is first being mailed to shareholders of WHEC on or about            , 2002.

Voting at the Meeting

    The close of business on            , 2002 was the record date for determining WHEC shareholders entitled to receive notice of and to vote at the meeting.

Voting

    On the record date, there were 4,053,890.04 shares of WHEC common stock outstanding held by 12 holders of record. Each holder of WHEC common stock is entitled to one vote for each share of WHEC common stock in that holder's name on the books of WHEC as of the record date on any matter submitted to the vote of the WHEC shareholders. The approval of the principal terms of the merger agreement will require the affirmative vote, in person or by proxy, of a majority of the outstanding shares of WHEC common stock.

    Shares of WHEC common stock that are not represented in person or by proxy at the special meeting, shall not be counted in determining whether a quorum is present and shall not be deemed present at the special meeting. Proxies submitted by any shareholder that are unmarked as to any matter shall be voted according to the recommendation of the board of directors of WHEC. A vote of abstention as to any proposal as to which abstention is permitted, by any shareholder, will be counted as a vote not in favor of a proposal.

Revocation of Proxies

    Any proxy in the form enclosed for WHEC shareholders which is properly completed and returned in time for voting with a choice specified thereon will be voted in accordance with such specification.

    WHEC shareholders may revoke a proxy at any time by (i) sending written notice of revocation to the Corporate Secretary of WHEC prior to the special meeting; (ii) executing and delivering a proxy for the special meeting bearing a later date, or (iii) attending the special meeting and voting in person.

    PROXIES WHICH DO NOT PROVIDE THE PROXYHOLDERS WITH DIRECTION IN VOTING ON THE PRINCIPAL TERMS OF THE WILL BE VOTED IN FAVOR OF THE MERGER, AND WHEC SHAREHOLDERS WHO HAVE PROVIDED SUCH PROXIES WILL NOT BE ELIGIBLE TO ASSERT THEIR DISSENTERS' RIGHTS.

Proxy Solicitation

    The accompanying proxy is being solicited by the board of directors of WHEC. WHEC will bear the entire cost of solicitation of proxies from holders of its shares. In addition to the solicitation of proxies by mail, certain officers, directors and employees of WHEC, without extra remuneration, may also solicit proxies in person, by telephone, telegram or otherwise. Printing, postage and mailing costs for preparation and mailing of the proxy statement shall be paid by WHEC. All other costs, including legal and accounting fees, will be borne by the party incurring such costs.

Outstanding Voting Securities

    WHEC has only one class of voting securities outstanding, identified as WHEC common stock. The twelve shareholders of record entitled to notice of and to vote at the special meeting have been determined as of the record date, and, as of such date, 4,053,890.04 shares of WHEC common stock were outstanding, all of which are entitled to vote at the special meeting.

    The following table sets forth certain information regarding the beneficial ownership of WHEC common stock, as of December 31, 2001, by: (i) each WHEC director; (ii) all WHEC directors and executive officers as a group; and (iii) each 5% shareholder of WHEC.

Director Name	Amount and Nature of Beneficial Ownership of WHEC Common Stock(1)(2)(3)	Percentage of Class
Robert H. Sporrer	335,238.10	7.47%
William C. Herrick	302,738.10	6.74%
Joan H. Scott	310,238.10	6.91%
Donald L. Schempp	298,750	6.65%
G. Douglas Cockburn	213,750	4.76%
All Directors and Executive Officers (5 persons)	1,460,714.30	32.54%
Herrick Banking Assets Trust	1,820,000	40.54%

(1)
See "Management of WHEC—Securities Ownership of Officers, Directors and Others."

(2)
Percentages are calculated on the basis of the number of shares of WHEC common stock actually outstanding on December 31, 2001, plus the number of shares that the person or entity has the right to acquire beneficial ownership of within 60 days after December 31, 2001.

(3)
Includes options granted to Robert H. Sporrer, G. Douglas Cockburn, Donald L. Schempp, Joan H. Scott and William C. Herrick.

The Merger

    The following summary of the material terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement among First Community and WHEC which is dated as of November 12, 2001. The merger agreement is attached as Appendix A to this proxy statement-prospectus.

General

    The boards of directors of First Community and WHEC have unanimously approved the merger agreement providing for the merger of WHEC into First Community. First Community will be the surviving corporation in the merger. Upon completion of the merger, the separate corporate existence of WHEC will end. We expect to complete the merger in the second quarter of 2002. As a result of the merger, each share of WHEC common stock issued and outstanding at the effective time of the merger will be converted into the right to receive 0.2353 of a share of First Community common stock, which we refer to in this document as the "exchange ratio", of First Community common stock.

Background of the Merger

    In light of the competitive environment in which smaller banks find themselves operating, the board of directors of WHEC had considered various strategies for maximizing shareholder value, including transforming Capital Bank into a larger bank through internal growth and/or acquisitions thereby increasing the value of the WHEC franchise. WHEC's ongoing strategic business plan had been to continue its marketing efforts to increase its assets, return on equity and return on assets. The recent opening of the Encinitas office was designed to strengthen WHEC's basic services to its customers and to make it more competitive with other local banks in an ever changing banking environment. The board concluded that WHEC's continued growth, operating efficiencies and profitability offered the surest paths to ensuring that at some point WHEC common stock would become more valuable and more liquid.

Merger Discussions

    As a result of contacts initiated by Robert H. Sporrer, in June of 2001, WHEC and First Community engaged in initial discussions regarding their organizations and management philosophies.

    On July 10, 2001, Robert H. Sporrer met with John Eggemeyer and Jim Boyce of First Community to discuss a potential transaction between WHEC and First Community. After several discussions and further negotiation, the parties agreed to the exchange ratio of 0.2353 of First Community common stock to be paid for each share of WHEC common stock. The WHEC representatives said they would present this proposal to WHEC's board of directors for discussion and determine whether further efforts towards concluding a transaction would be appropriate.

    The substance of that initial meeting and further negotiations with First Community representatives was reported by Mr. Sporrer to individual members of the board on or about September 25, 2001. There were several telephone conferences between WHEC and First Community and a due diligence evaluation was commenced.

    The board authorized Mr. Sporrer to proceed with negotiations and to retain special counsel to advise WHEC, and directed Mr. Sporrer to coordinate the due diligence effort of First Community.

    Over the next few weeks, Mr. Sporrer, in coordination with Solomon, Grindle, Silverman & Spinella, managed the negotiation of the documentation for the proposed transaction. In addition, Mr. Sporrer coordinated the due diligence of First Community on WHEC. Under Mr. Sporrer's direction, management of WHEC also conducted due diligence on First Community, placing particular emphasis on review of regulatory matters affecting First Community.

    Multiple drafts of the merger agreement and related documents were generated as negotiations proceeded.

    At a special board meeting on October 30, 2001, the board met to consider the proposed terms of the merger and the related agreements negotiated and the open issues remaining at that time. The board of directors also reviewed a draft of Hoefer & Arnett's fairness opinion, which was presented at the meeting, and discussed the proposed merger. The board of directors by unanimous written consent on November 8, 2001, considered the final documentation for the merger and authorized WHEC to proceed with the transaction.

Reasons for the Merger and Recommendation of the WHEC Board of Directors

    After consultation with Hoefer & Arnett, the board has unanimously concluded that the terms of the merger are fair to, and in the best interests of, WHEC's shareholders and unanimously recommends that WHEC's shareholders approve the principal terms of the Agreement. In reaching this decision, the board of directors considered a number of factors, to which relative weights were not assigned, including the following:

•
The WHEC board of directors familiarity with and review of WHEC's business, operations, financial condition and earnings;
•
The WHEC board of directors familiarity with and review of WHEC's prospects and factors which might affect WHEC's ability to enhance revenues and obtain revenue source diversification on a stand alone basis, including:
•
The effects on WHEC's operating margins in light of the heavily competitive banking business in Southern California and San Diego in the market area served by WHEC;
•
The dominance in the Southern California market by a relatively small number of major banks with many offices operating over a wide geographic area;
•
The competition for loans and deposits by WHEC with other commercial banks, including many which are larger than WHEC, as well as with savings and loan associations, finance companies, credit unions, brokerage houses and other financial institutions; and
•
The ability of larger banks to offer larger loans based on substantially higher lending limits due to a larger capital base;
•
The current and prospective economic, regulatory and competitive environment facing financial institutions, including WHEC;
•
The review by the board of directors of WHEC of alternatives to the merger with First Community, the range of possible values to WHEC's shareholders that might be obtained in the future if those were chosen and the timing and likelihood of actually receiving such values. This review included consideration of the alternatives of remaining private, with no liquid value for the stock of WHEC as it is currently structured, and of remaining independent or engaging in a merger or a similar transaction with a bank holding company other than First Community, or registering the current privately held stock as a public offering, hence creating a market, limited or otherwise for the stock;
•
The review by the board of directors of WHEC, of (a) the business, operations, earnings, and financial condition of First Community on both an historical and a prospective basis and (b) the historical market price and potential future value of First Community stock;
•
Anticipated cost savings and operating efficiencies available to the combined institution from the merger;
•
The written confirmation by Hoefer & Arnett as to the fairness of the merger consideration from a financial point of view to the WHEC shareholders;
•
The expectation that the merger will generally be a tax-free transaction to WHEC and its shareholders;

•
The belief of the board of directors of WHEC that the terms of the merger agreement are attractive in that the agreement allows WHEC shareholders to become shareholders in a combined institution with significantly more assets, a larger geographic base and a more liquid security;
•
The terms and conditions of the merger agreement and the structure of the merger, including the fixed number of shares instead of a fixed dollar share price constituted in the exchange ratio;
•
The effect of the merger on WHEC's other constituencies, including its management, employees and the community it serves;
•
First Community's apparent success in completing and implementing previous mergers of community banks.

    The foregoing discussion of the information and factors considered by the board is not intended to be exhaustive, but constitutes the material factors considered by the board. In reaching its determination to approve and recommend the principal terms of the merger agreement, the board did not assign relative or specific weights to the foregoing factors and individual directors may have weighted such factors differently.

    FOR THE REASONS SET FORTH ABOVE, THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AS IN THE BEST INTERESTS OF WHEC AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT WHEC'S SHAREHOLDERS VOTE FOR APPROVAL OF THE PRINCIPAL TERMS OF THE MERGER AGREEMENT.

Opinion of WHEC's Financial Advisor

    At the request of WHEC, Hoefer & Arnett has provided WHEC with a written opinion, attached as Appendix B to this proxy statement-prospectus, to the effect that, subject to the limitations and assumptions set forth in the opinion, as of the date of the mailing of this proxy statement to the shareholders of WHEC, the offer of 0.2353 shares of First Community stock for each share of WHEC common stock is fair to the holders of WHEC Stock from a financial point of view.

    Hoefer & Arnett was established in 1982 as an investment advisor. For more than 18 years the firm has specialized in the analysis and trading of the securities of independent financial institutions. Hoefer & Arnett, as a normal part of its business, analyzes the securities and terms of mergers, acquisitions, tender offers, and other transactional details for the purpose of providing advice and assistance, investment research, financing, and the rendering of fairness opinions.

    WHEC selected Hoefer & Arnett to deliver its fairness opinion because of its broad experience in working with community banks in Southern California, and its familiarity with WHEC as a result of its activities in attempting to locate a potential acquiror for WHEC and consultation over that time with the board. No limitations were imposed by the board upon Hoefer & Arnett with respect to the investigation made or procedures followed by it in rendering its opinion.

    Hoefer & Arnett's opinion is directed to the board, and is directed only to the fairness, from a financial point of view, of the consideration to be received. It does not address WHEC's underlying business decision to affect the proposed merger, nor does it constitute a recommendation to any WHEC shareholder as to how such shareholder should vote with respect to the merger at the special meeting or as to any other matter.

    In connection with rendering its opinion to the board, Hoefer & Arnett performed a variety of financial analyses. In conducting its analyses, Hoefer & Arnett considered such financial and other factors as it deemed appropriate under the circumstances including:

  •
  the historical and current financial condition and results of operations of WHEC, including interest income, interest expense, interest sensitivity, noninterest income, noninterest expense, earnings, book value, returns on assets and equity, capitalization and possible tax consequences resulting from the transaction;

  •
  the business prospects of WHEC;
  •
  the economy of WHEC's market area;
  •
  the lack of a liquid trading market for WHEC common stock; and
  •
  the nature and terms of certain other merger transactions that it believed to be relevant.

Hoefer & Arnett also considered its assessment of general economic, market, financial, and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in California.

In rendering its opinion, Hoefer & Arnett:

•
Reviewed, among other things:
•
the merger agreement;
•
annual reports to shareholders of WHEC;
•
FFIEC Consolidated Reports of WHEC and First Community; and
•
certain internal financial analyses and forecasts for WHEC prepared by management.
•
Held discussions with members of senior management of WHEC regarding:
•
past and current business operations;
•
regulatory relationships;
•
financial condition; and
•
future prospects of the respective companies.
•
Compared certain financial and stock market information for WHEC with similar information for certain other companies with publicly traded securities;
•
Reviewed the financial terms of certain recent business combinations in the banking industry; and
•
Performed other studies and analyses that it considered appropriate.

    The projections furnished to Hoefer & Arnett and used by it in certain of its analyses were prepared by the senior management of WHEC. WHEC does not publicly disclose internal management projections of the type provided to Hoefer & Arnett in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

    The following is a summary of the material analyses performed that Hoefer & Arnett presented to the WHEC board of directors on October 30, 2001 in connection with its written opinion:

    Analysis of the Merger Consideration.  Hoefer & Arnett calculated a range of multiples which the merger consideration represents based on the fixed exchange ratio of 0.2353 per share as set forth in the merger agreement for each share of WHEC. Based on First Community's reference price of $20.00, the merger consideration represents an aggregate deal consideration of $21.69 million, or $4.71 per share for WHEC. The multiples were calculated based on WHEC's June 30, 2001 equity of $9,671,000 and its last twelve month net income of $1,530,000. The deal price to equity was 2.24 times and the deal price to last twelve month earnings per share was 14.2 times.

    Selected Peer Group Analysis of WHEC.  Hoefer & Arnett compared the financial performance and market performance of WHEC to those of a group of comparable banks and bank holding companies. The comparisons were based on:

•
various financial measures, including:
•
earnings performance;
•
operating efficiency;
•
capital adequacy; and
•
asset quality.
•
various measures of market performance, including;
•
market to book values and
•
price to earnings.

    To perform this analysis, Hoefer & Arnett used the financial information as of and for the twelve months and period ended June 30, 2001 and market price information as of September 21, 2001. The companies in the peer group were California regional banks that had total assets from approximately $100 million to $200 million and with ROAA greater than 1.0%.

    Hoefer & Arnett's analysis showed the following concerning WHEC's financial performance:

Performance Measure	WHEC	Peer Group Averages
Return on Average Assets, last twelve months	1.24%	1.28%
Return on Average Equity, last twelve months	17.15%	14.92%
Net Interest Margin, last twelve months	5.88%	6.20%
Efficiency Ratio, last twelve months	67.43%	67.96%
Equity to Assets	7.18%	8.88%
Non-performing Assets and Past Due Loans to Total Assets	1.44%	0.23%
Loan Loss Reserve to Non-performing Assets and Past Due Loans	43.44%	296.51%
Price to Trailing Twelve Months Earnings	NA	12.36	x
Price to Book Value Multiples	NA	1.41	x

    Analysis of Comparable Acquisition Transactions.  In rendering its opinion, Hoefer & Arnett analyzed certain comparable merger and acquisition transactions of both pending and completed bank deals, comparing the acquisition price relative to book value, last twelve month earnings, and premium to market price. The analysis included a comparison of the low to high of the above ratios for completed and pending acquisitions from California transactions from January 1, 2000 to October 26, 2001.

    The information in the following table summarizes the material information analyzed by Hoefer & Arnett with respect to the merger. The summary is not a complete description of the analysis performed by Hoefer & Arnett and should not be construed independently of the other information considered by Hoefer & Arnett in rendering its opinion. Selecting portions of Hoefer & Arnett's analysis or isolating certain aspects of the comparable transactions without considering all analysis and factors, could create an incomplete or potentially misleading view of the evaluation process.

Multiple of Price to Factors

Factor Considered(1)	Comparable Group Low		Comparable Group Median		Comparable Group High		WHEC/ First Community Bancorp Merger(2)
Trailing Twelve Months Earnings	10.8	x	16.6	x	20.8	x	14.2	x
Book Value	133.6%		191.3%		304.3%		224.27%
Premium to Market Price	0.8%		25.1%		149.2%		NM

(1)
Financial data as of June 30, 2001
(2)
Based on First Community reference price of $20.00 per share.

No company or transaction used as a comparison in the above analysis is identical to WHEC, Incorporated, First Community or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgements concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

    Discounted Dividend Analysis.  Hoefer & Arnett estimated the present value of future cash flows that would accrue to a holder of a share of WHEC common stock assuming that the shareholder held the stock for five years and then sold it. This does not reflect any acquisition premium for a controlling interest of WHEC. The analysis was based on balance sheet and earnings forecasts prepared by management on a stand-alone, independent basis beginning December 2001 and ending in December 2006. Annual dividend cash flows were assumed for WHEC based on a minimum required tangible common equity to tangible assets ratio of 8.0%. WHEC's value at the end of 2005 was determined by using terminal price to earnings multiples from 8.0 times to 10.0 times. The terminal value and the dividends received were discounted at a rate of 15.0%. This rate was selected because, in Hoefer & Arnett's experience, it represents the risk-adjusted rates of return that investors in securities such as WHEC common stock would require. On the basis of these assumptions, Hoefer & Arnett calculated a range of present values ranging from $3.96 to $4.82. These values were compared to the $4.71 offer from First Community.

    Selected Peer Group Analysis of First Community.  Hoefer & Arnett compared the financial performance and market performance of First Community to those of a group of comparable banks and bank holding companies. The comparisons were based on:

•
various financial measures, including:
•
earnings performance;
•
operating efficiency;
•
capital adequacy; and
•
asset quality.

    To perform this analysis, Hoefer & Arnett used the financial information as of and for the twelve months and period ended June 30, 2001, and the market price information (of which there exists none) as of October 26, 2001. The companies in the peer group were California independent banks that had total assets ranging from approximately $500 million to $1 billion.

Hoefer & Arnettnalysis showed the following concerning First Community's financial performance:

Performance Measure	First Community	Peer Group Averages
Return on Average Assets, last twelve months	1.02%	1.36%
Return on Average Equity, last twelve months	17.14%	15.61%
Net Interest Margin, last twelve months	5.80%	5.35%
Efficiency Ratio, last twelve months	65.52%	57.69%
Equity to Assets	6.10%	9.03%
Non-performing Assets and Past Due Loans to Total Assets	0.95%	0.61%
Loan Loss Reserve to Non-performing Assets and Past Due Loans	159.83%	264.41%

    Other Analyses.  Hoefer & Arnett reviewed the relative financial and market performance of WHEC and First Community to a variety of relevant industry peer groups and indices. Hoefer & Arnett also reviewed earnings estimates, balance sheet composition, historical stock performance, and other financial for First Community.

    The summary contained herein provides a summary description of the material analyses prepared by Hoefer & Arnett in connection with the rendering of its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Hoefer & Arnett believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of its analysis, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the process underlying the analysis set forth in Hoefer & Arnett's presentation and opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be Hoefer & Arnett's view of the actual value of WHEC or First Community. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight that any other analysis.

    In preparing its analysis, Hoefer & Arnett made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Hoefer & Arnett and WHEC. The analyses performed by Hoefer & Arnett are not necessarily indicative of actual values or future results, which may be significantly more or less favorable that suggested by such analyses and do not purport to be appraisals or reflect the prices at which a business may be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Hoefer & Arnett's opinion, along with its presentation to WHEC's board of directors, was just one of the many factors taken into consideration by WHEC's board in approving the agreement.

    In connection with its opinion dated as of December 19, 2001, Hoefer & Arnett performed procedures to update, as necessary, certain of the analyses described above. Hoefer & Arnett reviewed the assumptions on which the analyses described above were based and the factors considered in connection therewith. Hoefer & Arnett did not perform any analysis in addition to those described above in updating its October 26, 2001 written opinion.

    Hoefer & Arnett has not independently verified the information described above and for purposes of this opinion has assumed the accuracy, completeness and fairness thereof. With respect to information relating to the prospectus of WHEC and First Community, Hoefer & Arnett has assumed that such information reflects the best currently available estimates and judgments of the management of WHEC and First Community, respectively, as to the likely future financial performance of WHEC Incorporated and First Community. Hoefer & Arnett also assumed, without independent verification, that the aggregate allowances for loan losses for WHEC and First Community are adequate to cover those losses. Hoefer & Arnett did not make or obtain any evaluations or appraisals of the property of WHEC or First Community, and Hoefer & Arnett did not examine any individual credit files.

    The WHEC board of directors has retained Hoefer & Arnett as an independent contractor to act as financial advisor to WHEC regarding the merger. As part of its investment banking business, Hoefer & Arnett is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Hoefer & Arnett has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Hoefer & Arnett may, from time to time, purchase securities from, and sell securities to First Community. As a market maker in securities Hoefer & Arnett may from time to time have a long or short position in, and buy or sell, debt or equity securities First Community for Hoefer & Arnett's own account and for the accounts of its customers.

    Pursuant to its engagement letter with WHEC, Hoefer & Arnett received a fee of $26,500 upon delivery of the fairness opinion. As of the date of this document, WHEC has also agreed to indemnify Hoefer & Arnett against certain liabilities, including liabilities under the federal securities laws, and to reimburse Hoefer & Arnett for certain out-of-pocket expenses, not to exceed $1,000 without the prior written approval of WHEC.

Regulatory Approvals Required for the Merger

    The closing of the merger is conditioned upon the receipt of all approvals of regulatory authorities required for the merger and the bank merger without the imposition of any conditions or requirements that would materially and adversely impact the economic or business benefits to First Community or WHEC of the merger. Under the terms of the merger agreement, First Community and WHEC have agreed to use their reasonable best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from any governmental authority necessary, proper or advisable to consummate the merger.

    In order to complete the merger and the bank merger, we must first obtain the approval of the Office of the Comptroller of the Currency, or OCC, and the approval or waiver of review by the Federal Reserve. First Community filed an application for approval to acquire WHEC with the OCC on December 20, 2001.

Material Federal Income Tax Consequences

    In the opinion of Sullivan & Cromwell, the following are the material United States federal income tax considerations of the merger generally applicable to WHEC shareholders, First Community and WHEC. These opinions and the following discussion are based on and subject to the Internal Revenue Code of 1986, as amended, which we refer to in this document as the Code, the regulations promulgated under the Code, existing interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the discussion. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules relating to:

  •
  shareholders who are not United States persons;
  •
  financial institutions;
  •
  tax exempt organizations;
  •
  insurance companies;
  •
  dealers in securities or currencies;
  •
  traders in securities that elect to use a mark-to-market method of accounting;

  •
  shareholders who acquired their shares of WHEC common stock through the exercise of an employee stock option or otherwise as compensation; and
  •
  shareholders who acquired their shares of WHEC common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

    This discussion assumes you hold your shares of WHEC common stock as capital assets within the meaning of Section 1221 of the Code.

    It is intended that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that for federal income tax purposes no gain or loss will be recognized by First Community or WHEC solely as a result of the merger. First Community's obligation to complete the merger is conditioned on, among other things, First Community's receipt of an opinion from Sullivan & Cromwell, dated the date the merger closes, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, the merger will be treated for federal income tax purposes as a reorganization under Section 368(a) of the Code and that each of First Community and WHEC will be a "party to the reorganization" within the meaning of Section 368(b) of the Code. The opinion of counsel will be based on the then-existing law, will assume the absence of changes in existing facts, will rely on customary assumptions and may rely on representations contained in certificates executed by officers of WHEC and First Community. The opinion neither binds the Internal Revenue Service, or IRS, nor precludes the IRS from adopting a contrary position, and it is possible that the IRS may successfully assert a contrary position in litigation or other proceedings. Neither First Community nor WHEC intends to obtain a ruling from the IRS with respect to the tax consequences of the merger. The following discussion assumes that the merger will be treated as a reorganization.

    Tax Implications to WHEC Shareholders.  If you are a holder of WHEC common stock, your exchange of WHEC common stock for First Community common stock in the merger will have the following tax consequences to you:

  •
  Except as discussed below with respect to fractional shares, you will not recognize gain or loss for United States federal income tax purposes when you exchange your WHEC common stock for First Community common stock pursuant to the merger.
  •
  The aggregate tax basis of the First Community common stock you receive as a result of the merger will be the same as your aggregate tax basis in the WHEC common stock you surrender in exchange for the First Community common stock, reduced by any amount of such tax basis that is allocable to a fractional share interest in WHEC common stock for which you receive cash instead of a fractional share of First Community common stock.
  •
  The holding period of the First Community common stock you receive as a result of the exchange will include the holding period of the WHEC common stock you exchange in the merger.

    Cash Received in Lieu of a Fractional Share of First Community Common Stock.  A shareholder of WHEC who receives cash in lieu of a fractional share of First Community common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by First Community subject to Section 302 of the Code. As a result, a WHEC shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of First Community common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal tax rate of 20%.

    Dissenters' Rights.  WHEC shareholders who exercise their dissenters' rights and who receive cash in exchange for their shares of WHEC common stock will be treated as having received that payment in redemption of their shares. In general, the holder will recognize capital gain or loss measured by the difference between the amount of cash received and the holder's adjusted tax basis for the shares. If, however, the holder owns, either actually or constructively, any WHEC common stock that is exchanged in the merger for First Community common stock, the payment for dissenting shares to the holder could, in certain circumstances, be treated as dividend income. In general, under the constructive ownership rules of the code, a holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that the holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. Each holder who contemplates exercising dissenters' rights should consult his or her own tax advisor as to the possibility that any payment to such holder will be treated as dividend income.

    Backup Withholding and Information Reporting.  Payments of cash to a holder surrendering shares of WHEC common stock will be subject to information reporting and backup withholding (whether or not the holder also receives First Community common stock) on the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the internal Revenue Service.

    The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment

    The merger will be accounted for as a purchase for financial accounting purposes in accordance with accounting principles generally accepted in the United States. For purposes of preparing First Community's consolidated financial statements, First Community will establish a new accounting basis for WHEC's assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. First Community believes that any excess of cost over the fair value of the net assets of WHEC will be recorded as goodwill and other intangible assets. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. First Community will determine the fair value of WHEC's assets and liabilities and will make appropriate purchase accounting adjustments, including adjustments to the amortization period of the intangible assets, upon completion of that determination.

Interests of Certain Persons in the Merger

    In considering the recommendation of the WHEC board of directors, you should be aware that certain members of WHEC management have certain interests in the transactions contemplated by the merger agreement that are in addition to the interests of shareholders generally and that may create potential conflicts of interest. The WHEC board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the contemplated transactions.

    Directors and Officers of Rancho Santa Fe Upon Consummation of the Merger.  At the effective time Robert H. Sporrer, chairman of the board of directors of WHEC, and Don L. Schempp, a director of WHEC and President and Chief Executive Officer of Capital Bank, will be appointed to the board of directors of Rancho Santa Fe National Bank, with Mr. Sporrer assuming the role as chairman of the board. In addition to their directorships, Mr. Sporrer and Mr. Schempp will assume the positions of Chief Executive Officer and President, respectively, of Rancho Santa Fe upon consummation of the merger. Also, at the effective time, Luke Matteson, an executive vice president of Capital Bank will become an executive vice president of Rancho Santa Fe.

    Ownership of WHEC Common Stock.  As of December 31, 2001, as a group, WHEC's executive officers and directors beneficially owned approximately 1,460,714.30 shares (including 435,000 shares issuable upon exercise of vested stock options), or approximately 32.5% of WHEC common stock outstanding. As of the record date, none of the directors or executive officers of First Community owned any shares of WHEC common stock.

    Indemnification; Directors and Officers Insurance.  Following the effective time of the merger, First Community is obligated to indemnify present and former directors and officers of WHEC in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent that WHEC is permitted to indemnify its directors and officers. In addition, First Community is obligated for three years from the effective time, to provide the portion of directors and officers liability insurance that serves to reimburse the present and former directors and officers of WHEC on terms and conditions comparable to those provided by WHEC, although First Community is not required to spend on an annual basis more than 150% of the current amount spent by WHEC to procure such insurance coverage.

    Salary Continuation Agreements.  Capital Bank has entered into retirement agreements with three of its executives, Don L. Schempp, J. Michael Justice, Jr., and Robert H. Sporrer, whereby Capital Bank is required to make lump sum payments ranging from $960,257 to $1,248,334 to each individual if the respective executive is involuntarily terminated. For the purposes of the retirement agreements, "termination of employment" means that the executive ceases to be employed by Capital Bank for any reason, other than by leave of absence approved by Capital Bank or is not employed on terms, conditions, compensation, benefits, perquisites, authority, location, title and capacity less favorable than exist at the date of signing the retirement agreements.

    Employee Benefits.  First Community has agreed to provide those employees of WHEC who continue as employees of First Community or any of its subsidiaries, with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of First Community and its subsidiaries. In addition, the service of WHEC employees will be taken into account for purposes of eligibility and vesting in First Community benefit plans.

Restrictions on Resales by Affiliates

    The shares of First Community common stock to be issued to WHEC shareholders in the merger will be registered under the Securities Act of 1933. These shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of WHEC. An affiliate of a corporation, as defined by the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation. Any subsequent transfer by an affiliate of WHEC must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act.

Method of Effecting the Combination

    First Community may at any time change the method of effecting the combination of First Community and WHEC. However, no change may (1) alter or change the amount or kind of consideration to be issued to holders of the capital stock of WHEC as provided for in the merger agreement, (2) adversely affect the tax treatment of WHEC shareholders as a result of receiving the merger consideration, (3) materially impede or delay completion of the transactions contemplated by the merger agreement or (4) otherwise be materially prejudicial to the interests of WHEC shareholders.

Effective Time

    The effective time of the merger will be the time and date when the merger becomes effective, as set forth in the agreement of merger that will be filed with the Secretary of State of California on the closing date of the merger. The closing date will occur on a date to be specified by the First Community. Subject to applicable law, this date will be no later than ten business days after the satisfaction or waiver of the latest to occur of the conditions precedent to the merger set forth in the merger agreement, unless extended by mutual agreement of the parties. We anticipate that the merger will be completed in the second quarter of 2002. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger. See "The Merger—Regulatory Approvals Required for the Merger" and "—Conditions to Consummation of the Merger."

Conversion of Stock

    At the effective time of the merger, each share of WHEC common stock, other than shares held by persons properly dissenting from the merger and the shares described in the following sentence, will be converted into the right to receive 0.2353 of a share of First Community common stock. Shares of WHEC common stock held by First Community or WHEC, or any subsidiary of either company, will be cancelled and will not be converted into the right to receive First Community common stock, except for shares held, directly or indirectly, by such companies in trust accounts, managed accounts and other similar accounts, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties or in respect of a debt previously contracted.

    BECAUSE THE EXCHANGE RATIO IS FIXED BUT THE MARKET PRICE OF FIRST COMMUNITY COMMON STOCK WILL FLUCTUATE, THE VALUE OF THE SHARES OF FIRST COMMUNITY COMMON STOCK THAT SHAREHOLDERS OF WHEC WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE PRIOR TO AND FOLLOWING THE MERGER.

    If the outstanding shares of WHEC or First Community are changed in number or kind prior to the effective time of the merger due to a change in capitalization such as a stock split, stock dividend, recapitalization or similar event, an appropriate and proportionate adjustment will be made to the exchange ratio.

Treatment of Options

    Each WHEC stock option, whether vested or unvested immediately prior to the Effective Time will be converted into an option to acquire, on the same terms and conditions as applicable under the WHEC stock options, the number of shares of First Community stock equal to the number of shares of WHEC stock subject to the option, multiplied by the exchange ratio.

Exchange of Certificates; Fractional Shares

    At or prior to the effective time of the merger, First Community will deposit, or cause to be deposited, with a subsidiary of First Community, or another bank or trust company appointed by First Community, certificates representing shares of First Community common stock and cash in amounts sufficient to make all deliveries in exchange for outstanding shares of WHEC common stock that may be required under the merger agreement. That subsidiary or other bank or trust company will act as the exchange agent for the benefit of the holders of certificates of WHEC common stock. After six months, any shares of First Community common stock or cash remaining in the possession of the exchange agent will be returned to First Community. Any former holders of WHEC common stock who have not yet exchanged their certificates will then be entitled to look only to First Community for the consideration to which they are entitled under the merger agreement.

    Promptly after the effective time, the exchange agent will mail to each shareholder of WHEC a form of transmittal letter. This transmittal letter will contain instructions with respect to the surrender of certificates representing WHEC common stock.

    YOU SHOULD NOT RETURN YOUR WHEC STOCK CERTIFICATES WITH THE ENCLOSED PROXY AND SHOULD NOT FORWARD THEM TO THE EXCHANGE AGENT UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL FOLLOWING THE EFFECTIVE TIME.

    Holders of WHEC common stock will accrue but will not be paid dividends or other distributions declared after the effective time with respect to First Community common stock into which their shares have been converted until they surrender their WHEC stock certificates for exchange after the effective time. Upon surrender of those certificates after the effective time, the combined company will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of WHEC of shares of WHEC common stock issued and outstanding immediately prior to the effective time. If certificates representing shares of WHEC common stock are presented for transfer after the effective time, they will be cancelled and exchanged for certificates representing the applicable number of shares of First Community common stock.

    No fractional shares of First Community common stock will be issued to any shareholder of WHEC upon completion of the merger. For each fractional share that would otherwise be issued, First Community will pay cash in an amount equal to the fraction of a share of First Community common stock to which the holder would otherwise be entitled to receive multiplied by the average of the closing sale prices of First Community common stock on the Nasdaq as reported on the Nasdaq Composite Transactions reporting system for the twenty trading days most recently preceding the date of the effective time. No interest will be paid or accrue on cash payable to holders of those certificates in lieu of fractional shares.

    None of First Community, WHEC, the exchange agent or any other person will be liable to any former shareholder of WHEC for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

    If a certificate for WHEC stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon the making of an affidavit by the person claiming that loss, theft or destruction and the posting of a bond in an amount reasonably necessary as indemnity against any claim that may be made against First Community with respect to that lost certificate.

    For a description of First Community common stock and a description of the differences between the rights of the holders of WHEC common stock, on the one hand, and the holders of First Community common stock, on the other hand, see "Description of First Community Capital Stock" and "Comparison of Shareholders' Rights."

Representations and Warranties

    The merger agreement contains reciprocal representations and warranties of First Community and WHEC as to, among other things:

  •
  corporate organization and existence;

  •
  capitalization and ownership of subsidiaries;

  •
  subsidiaries;

  •
  corporate power and authority;

  •
  governmental and third-party approvals required to complete the merger;

  •
  timely filing of required regulatory reports and absence of regulatory investigations or restrictive agreements with regulators;

  •
  no brokers;

  •
  absence of litigation;

  •
  availability and accuracy of reports and filings with the Securities and Exchange Commission, in the case of First Community;

    In addition, the merger agreement contains further representations and warranties of WHEC as to, among other things:

  •
  employee benefit plans and related matters;

  •
  validity of, and the absence of material defaults under, certain contracts;

  •
  interest rate risk management instruments, such as swaps and options;

  •
  title to real and personal property;

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  insurance coverage;

  •
  transactions with affiliates;

  •
  Compliance with laws;

  •
  Environmental matters;

  •
  The absence of a trust business;

  •
  Tax matters;

  •
  Books and records have been properly and accurately maintained;

  •
  labor matters; and

  •
  allowance for loan losses.

Conduct of Business of WHEC Pending the Merger

    Prior to the effective time of the merger, except as expressly contemplated by the merger agreement, WHEC has agreed to, and to cause its subsidiary to:

  •
  conduct its business in the ordinary course;

  •
  use its reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships; and

  •
  take no action that would adversely affect or delay the ability of the parties to obtain any required regulatory approvals, to perform the covenants and agreements under the merger agreement or option agreement, or to consummate the transactions contemplated by the merger agreement or option agreement.

    Furthermore, prior to the effective time, except as expressly contemplated by the merger agreement, WHEC has agreed that, without the consent of First Community, it and its subsidiary will not, among other things:

Indebtedness

  •
  incur any indebtedness for borrowed money (other than deposits, federal funds borrowings or borrowings from the Federal Home Loan Bank of San Francisco); and

  •
  assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual or entity;

Loans

  •
  make any loan, loan commitment, renewal or extension to any person or immediate family member of such person exceeding $1,000,000 without submitting a complete loan package to First Community for a review and comment;

Dividends and Stock Repurchases

  •
  make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, reclassify purchase or otherwise acquire, any shares of its capital stock; provided, however, that WHEC may accrue and pay quarterly dividends at the rate of $0.0175 per share on its common stock;

Capital Stock

  •
  issue, sell or otherwise permit to become outstanding any additional shares or rights to acquire shares;

  •
  permit additional shares of stock to become subject to grants of options;

Compensation

  •
  enter into, amend or renew any employment, consulting severance or similar agreements or increase in any manner the compensation or fringe benefits of any of its employees or directors, except for:

  •
  normal increases for employees made in the ordinary course of business consistent with past practice provided that no increase shall result in an annual adjustment if more than 5%;

Hiring

  •
  hire any person or an employee of the WHEC or Capital Bank or promote any employee except:

  •
  for other changes required by applicable law;

  •
  to satisfy contractual obligations;

  •
  to fill any vacancies with a new employee whose base salary and bonus exceed $50,000;

  •
  enter into, establish, adopt or amend except as may be required by applicable law or to satisfy contractual obligations, any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement or any trust agreement, in respect or any current or former director, officer or employee of WHEC or Capital Bank or take any action to accelerate the vesting or exerciseability of stock options, restricted stock or other compensation or benefits payable thereunder.

Dispositions and Acquisitions

  •
  sell, transfer, mortgage, encumber or otherwise dispose of or discontinue or any of its business properties, assets or deposits that together with all other such transactions other than in the ordinary course of business, are not material to WHEC or Capital Bank or the line of business in which the properties or assets are used;

  •
  acquire, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or of in satisfaction of debts previously contracted in the ordinary course of business consistent with past practice, all or any portion of the assets, business, deposits or property of any entity except in the ordinary course of business consistent with past practice that is not material to WHEC or Capital Bank;

Contracts

  •
  enter into, renew, terminate or make payment not then required under any contract that calls for aggregate annual payments of $25,000 or more which is not terminable at will or with 60 days or less notice, without payment of a premium or penalty other than loans or other transactions made in the ordinary course of the banking business.

Risk Management

  •
  except as required by law or regulation, implement or adopt any material change interest rate or other risk management policies or fail to follow existing policies;

Claims

  •
  enter into any settlement or similar agreement with respect to, or take any other significant action with respect to conduct of any action, suit, proceeding or investigation that WHEC or Capital Bank becomes a party to after the date of the merger agreement which settlement, individually or for all such settlements that exceeds $50,000 or would impose any mutual restriction on the business of WHEC or Capital Bank or create precedent for claims reasonably likely to be material to WHEC or Capital Bank;

Adverse Actions

  •
  except as may be required by applicable law or specifically permitted by the merger agreement, take any action that is intended or would reasonably be expected to result in:

  •
  any of WHEC's representations or warranties set forth in the merger agreement being or becoming untrue in any material respect,

  •
  any of the conditions to the merger set forth in the merger agreement not being satisfied, or

  •
  a material violation of any provision of the merger agreement;

    •
    a material delay in First Community's or WHEC's ability to consummate the merger and the bank merger;

Amendments to Governing Documents

  •
  amend its articles of incorporation or its bylaws;

Investments

  •
  make any direct investment either by contributions to capital, property transfers or purchase of any property or assets of any person other than in the ordinary course of business not to exceed $1,000,000; other than purchases of direct obligations of the United States of America with maturities of two years or less at the time of purchase; or

  •
  purchase or acquire securities of any type, other than those entitled to the full faith and credit of the United States of America, unless, within two days WHEC or Capital Bank requests in writing First Community's consent of any such purpose and First Community approves such request or has not responded in writing to such a request,

  •
  provided, however, that in the case of investment securities, WHEC or Capital Bank or any purchase investment securities if, within the business days after WHEC or Capital Bank request in writing that First Community consent to any such purchase, First Community has approved such request in writing or has not responded to such request;

Accounting

  •
  implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

Tax

  •
  settle any material audit, make or change any material tax election, file any amended tax return, take any action that would have a material adverse effect on the tax position of First Community after the merger or take any other action with respect to taxes other than in the ordinary course of business consistent with past practice.

Commitments

  •
  agree to take or make any commitment to take any of these prohibited actions.

Conduct of Business of First Community Pending the Merger

    Prior to the effective time, except as expressly contemplated by the merger agreement, First Community has agreed that, without the consent of WHEC, it and its subsidiaries will not:

Ordinary Course

  •
  take any action reasonably likely to have an adverse effect on First Community's ability to perform any of its material obligations under the merger agreement;

Adverse Actions

  •
  except as may be required by applicable law, take any action that is intended or would reasonably be expected to result in:

  •
  any of First Community's representations or warranties set forth in the merger agreement being or becoming untrue in any material respect,

  •
  any of the conditions to the merger set forth in the merger agreement not being satisfied,

  •
  a material violation of any provision of the merger agreement, or

  •
  a material delay the ability of the parties to consummate the merger and the bank merger; or

  •
  agree to take or make any commitment to take any of these prohibited actions.

Additional Covenants

    WHEC and First Community have agreed to:

  •
  use their reasonable best efforts to take all actions necessary to consummate the merger and the bank merger;

  •
  file a registration statement, of which this proxy statement-prospectus is a part, in connection with the issuance of First Community common stock in the merger and cause it to become effective;

  •
  consult each other before issuing any press releases with respect to the merger or the merger agreement;

  •
  obtain all governmental consents necessary to consummate the transactions contemplated in the merger agreement;

  •
  notify each other of any circumstance that is reasonably likely to result in a material adverse effect on them or would cause a material breach of their respective obligations under the merger agreement; and

  •
  use reasonable efforts to have the merger qualify as a "reorganization" under section 368(a) of the Internal Revenue Code and that each of First Community and WHEC will be a party to that reorganization within the meaning of section 368(a) of the Internal Revenue Code.

    WHEC has further agreed to:

  •
  afford First Community access to certain information or personnel;

  •
  convene a shareholders meeting to vote on the merger within 45 days after to the delivery of this proxy statement and recommend to its shareholders that they approve the merger;

  •
  refrain from soliciting any offers with respect to a merger or other similar transaction involving all or substantially all of its assets or more than 10% of its outstanding equity securities; provided, however, that WHEC and its board may take actions required of them by law or directors' fiduciary duties;

  •
  deliver to First Community, not later than 15 days after the mailing of this proxy statement, a schedule of each person that may be deemed an affiliate of WHEC under Rule 145 of the Securities Act;

  •
  modify its accounting and certain other policies and practices to match those of First Community; and

  •
  keep First Community reasonably informed as to the status of certain transactions being negotiated as of the date of the merger agreement.

    First Community has further agreed to:

  •
  list on the Nasdaq shares of its common stock to be issued in the merger;

  •
  following the effective time of the merger, indemnify present and former directors and officers of WHEC in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent that WHEC is permitted to indemnify its directors and officers;

  •
  provide, for three years from the effective time, the portion of directors and officers liability insurance that serves to reimburse the present and former directors and officers of WHEC on terms and conditions comparable to those provided WHEC; provided, however, that First Community is not required to spend on an annual basis more than 150% of the current amount spent by WHEC to procure such insurance coverage;

  •
  provide former employees of WHEC or Capital Bank who continue as employees of First Community with employee benefit plans no less favorable than those provided to similarly situated employees of First Community;

  •
  First Community also has agreed to credit all employees of WHEC and Capital Bank with time served for their employment with WHEC or Capital Bank of purposes of the First Community Employee Severance Pay Plan Policy and any applicable incentive compensation policy of First Community; and

  •
  appoint Mr. Robert H. Sporrer as a director of Rancho Santa Fe as of the effective time.

Conditions to Consummation of the Merger

    Each party's obligation to effect the merger is subject to the satisfaction or waiver, where permissible, of the following conditions:

  •
  approval of the merger agreement by WHEC shareholders;

  •
  authorization for listing on the Nasdaq of the shares of First Community common stock that are to be issued to WHEC shareholders upon completion of the merger;

  •
  receipt of all regulatory approvals required to complete the merger and the bank merger and all those approvals remaining in effect and all statutory waiting periods with respect to those approvals having expired;

  •
  effectiveness of the registration statement, of which this proxy statement-prospectus forms a part, under the Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated and not withdrawn by the SEC;

  •
  absence of any order, injunction, decree, statute, rule, regulation or judgment issued or enacted by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or any of the other transactions contemplated by the merger agreement;

  •
  receipt by First Community of the opinion of Sullivan & Cromwell in form and substance reasonably satisfactory to First Community, dated as of the closing date, that the merger will be treated as a transaction of a type that is generally tax-free for U.S. federal income tax purposes and that each of First Community and WHEC will be deemed a party to the reorganization;

  •
  accuracy of the representations and warranties of the other party in all material respects as of November 12, 2001 and, except to the extent those representations and warranties speak as of an earlier date, as of the closing date of the merger as though made on the closing date; provided, however, that those representations and warranties will be deemed to be true and correct, unless the failure or failures of those representations and warranties to be true and correct would have or would be reasonably likely to have a material adverse effect on the party making the representation or on the combined company;

  •
  performance by WHEC shareholders who have signed shareholder agreements of all material obligations under such agreements;

  •
  performance by each party all material respects of all obligations required to be performed by it under the merger agreement at or prior to the closing date;

  •
  WHEC's allowance for loan losses will not be less than $869,000 and its total shareholders' equity will not be less than $9,779,000; and

  •
  First Community shall have received the written resignation of each director of WHEC and Capital Bank;

    We cannot assure you if, or when, we will obtain the required regulatory approvals necessary to consummate the merger, or whether all of the other conditions precedent to the merger will be satisfied or waived by the party permitted to do so. If the merger is not completed on or before June 30, 2002, either First Community or WHEC may terminate the merger agreement, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe covenants and agreements of that party set forth in the merger agreement.

Termination of the Merger Agreement

    The parties may terminate the merger agreement and abandon the merger at any time prior to the effective time, whether before or after approval by the shareholders of WHEC:

  •
  by mutual consent of First Community and WHEC, if the board of directors of each so determines by a vote of a majority of the members of its entire board;

  •
  by the board of directors of either party, if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger and that denial has become final and nonappealable, an application shall have been permanently withdrawn or the shareholders of WHEC fail to approve the principal terms of the merger agreement;

  •
  by the board of directors of either party, if the merger is not completed on or before June 30, 2002, unless the failure of the closing to occur by this date is due to the default of the party seeking to terminate the merger agreement; and

  •
  by the board of directors of either party (so long as the terminating party is not then in material breach of the merger agreement), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of the nonterminating party, which breach:

  •
  individually or in the aggregate, would constitute, if occurring or continuing on the closing date, the failure of the conditions described under "—Conditions to Consummation of the Merger"; and

  •
  is not cured within 30 days following written notice to the party committing the breach or which by its nature or timing cannot be cured prior to the closing date.

Waiver and Amendment of the Merger Agreement

    Waiver.  At any time prior to the closing of the merger, First Community and WHEC, by action taken or authorized by their respective boards of directors, may, if legally allowed:

  •
  amend or modify the agreement in writing;

  •
  waive any provision in the merger agreement that benefited them.

    However, after any approval of the transactions contemplated by the merger agreement by the shareholders of WHEC, there may not be, without further approval of those shareholders, any extension or waiver of the merger agreement or any portion of the merger agreement which reduces the amount or changes the form of the consideration to be delivered to the WHEC shareholders under the merger agreement, other than as contemplated by the merger agreement.

    Any agreement by a party to any extension or waiver must be set forth in a written instrument signed on behalf of such party and shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

    Amendment.  Subject to compliance with applicable law and the ability of the parties to change the structure of effecting the merger, First Community and WHEC may amend the merger agreement by action taken or authorized by their respective boards of directors at any time before or after approval of the merger agreement by WHEC shareholders. However, after any approval of the merger agreement by WHEC shareholders, there may not be, without further approval of those shareholders, any amendment of the merger agreement that changes the amount or the form of the consideration to be delivered to the WHEC shareholders, other than as contemplated by the merger agreement.

Stock Exchange Listing

    First Community has agreed to cause the shares of First Community common stock to be issued in the merger to be approved for listing on the Nasdaq.

Expenses

    The merger agreement provides that each of First Community and WHEC will pay its own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement.

Shareholder Agreements

    Don L. Schempp, William C. Herrick, the Herrick Banking Assets Trust, the Scott Family Trust, the Sporrer Family Trust and the Cockburn Family Trust, in their capacities as shareholders of WHEC, have separately entered into shareholder agreements with First Community in which they have agreed to vote all shares of WHEC common stock that they owned as of the date of their respective agreements and that they subsequently acquire in favor of the principal terms of the merger agreement and the transactions contemplated therein. As of the record date, these shareholders owned, in the aggregate, 2,828,727 shares of the common stock of WHEC, allowing them to exercise approximately 69.78% of the voting power of WHEC common stock.

Non-Competition Agreements

    Simultaneously with the execution of the merger agreement, Don L. Schempp, Robert H. Sporrer, Joan H. Scott, G. Douglas Cockburn, William J. Herrick and William C. Herrick entered into non-competition agreements with First Community. The agreements provide that for a period of two years from the effective date of the merger, none of the aforementioned individuals will engage, have ownership interest or participate in the financing, operation, management or control of any entity engaged in commercial banking, except that they may own bonds, preferred stock or up to 5% of the publicly traded common stock of any such entity and may conduct business with any such entity and except for other limited exceptions in the cases of Robert H. Sporrer, William C. Herrick, and William J. Herrick. This restriction extends to the geographic area Orange and San Diego counties. In addition, for a period of two years from the effective date of the merger the aforementioned individuals shall not solicit the business of existing customers or the services of existing employees of WHEC or First Community for a purpose related to commercial banking.

Management and Operations After the Merger

Management

    Pursuant to the merger agreement, effective as of the completion of the merger, Mr. Robert H. Sporrer will become a director of Rancho Santa Fe. See "The Merger—Interests of Certain Persons in the Merger."

Operations

    While there can be no assurance as to the achievement of business and financial goals, First Community and WHEC currently expect to achieve approximately $2,100,000 in annual pre-tax cost savings as a result of the merger, with 75% to be realized by the fourth quarter of 2002 and 100% to be realized by the first quarter of 2003. First Community and WHEC also expect that the combined company will incur a $2,300,000 after-tax charge to earnings upon completion of the merger or shortly thereafter. These charges include employee severance costs, the cost of integrating facilities and operations and the cost of conforming policies and balance sheet restructuring. These statements constitute "forward-looking statements" for purposes of the Private Securities Litigation Reform Act of 1995, and actual results, which are dependent on a number of factors, many of which are beyond the control of First Community and WHEC, may differ materially. See "Cautionary Statement Regarding Forward-Looking Statements."

Price Range of Common Stock and Dividends

    First Community common stock was designated for quotation on the Nasdaq National Market under the symbol "FCBP" on June 1, 2000. The prices listed below for periods prior to June 1, 2000 are the prices of the common stock of Rancho Santa Fe National Bank before First Community was formed as a holding company for Rancho Santa Fe. Trading in Rancho Santa Fe common stock occurred solely over-the-counter and was limited in volume. Prices of Rancho Santa Fe common stock represented quotations by dealers making a market in Rancho Santa Fe common stock and reflected inter-dealer prices without adjustments for mark-ups, mark-downs or commissions and did not necessarily represent actual transactions. Consequently, prices prior to June 1, 2000 may not be a reliable indicator of the value of First Community common stock. Prices subsequent to June 1, 2000 are prices for First Community common stock as reported by the Nasdaq National Market.

    First Community and WHEC may declare dividends on their common stock at the direction of their board of directors and depend upon consolidated earnings, financial condition, liquidity and capital requirements of First Community and its subsidiaries and WHEC and its subsidiary applicable government regulations and policies and other factors considered relevant by the board of directors. First Community has declared a quarterly dividend since the first quarter of 1998. WHEC has declared a quarterly dividend since the first quarter of 2001.

    The timing and amounts of any dividends of WHEC and First Community paid prior to the completion of the merger will depend upon earnings, cash requirements, the financial conditions of the companies, applicable government regulations and other factors deemed relevant by the companies' respective boards of directors.

	First Community
	Sales Prices
	High	Low	Dividends
1999
First Quarter	$13.75	$11.75	$0.06
Second Quarter	14.38	11.00	0.06
Third Quarter	14.88	13.13	0.09
Fourth Quarter	15.50	13.50	0.09
2000
First Quarter	$15.50	$13.75	$0.09
Second Quarter	14.25	13.00	0.09
Third Quarter	15.44	13.88	0.09
Fourth Quarter	15.13	14.75	0.09
2001
First Quarter	$21.00	$14.81	$0.09
Second Quarter	20.63	17.44	0.09
Third Quarter through September 30, 2001	23.25	18.75	0.09

(1)
There is no established trading market for the common stock of WHEC.

Information About First Community

Business of First Community

    First Community is a California corporation registered under the Bank Holding Company Act of 1956, as amended. First Community's principal business is to serve as a holding company for its banking subsidiaries, Rancho Santa Fe National Bank, First Community Bank of the Desert and First Professional Bank, N.A. First Community was formed to operate Rancho Santa Fe National Bank, which is a federally chartered commercial bank organized in 1982. Rancho Santa Fe is a community bank serving the commercial, industrial, professional, real estate and private banking markets of San Diego County. In May 2000, First Community acquired First Community Bank of the Desert. First Community Bank of the Desert is a state-chartered commercial bank organized under the laws of California in 1980. First Community Bank of the Desert is a community bank that was established to serve the commercial, industrial, professional, real estate and private banking markets of San Bernardino and Riverside Counties. In January 2001, First Community acquired First Professional Bank, N.A., which is a federally chartered commercial bank organized in 1982. First Professional Bank delivers value-added products and services that satisfy the needs for financial services of its targeted customers, primarily the health care services sector.

Rancho Santa Fe National Bank

    Rancho Santa Fe National Bank, a national banking association, commenced operations on March 2, 1982. Rancho Santa Fe's main office is located at 6110 El Tordo, Rancho Santa Fe, California. Rancho Santa Fe is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation up to the maximum limits prescribed by law.

    In addition to the main office in Rancho Santa Fe, Rancho Santa Fe operates three full-service offices located in The Golden Triangle area of San Diego (University Towne Centre), Escondido and Carlsbad, all in San Diego County. In addition, it is an active participant in the Small Business Administration (SBA) guaranteed lending program through its lending department in San Diego.

    Rancho Santa Fe concentrates on providing community banking services to, and serving the needs of, small and medium-sized businesses, professionals, local area residents and affluent individuals throughout San Diego County, with an emphasis on cultivating long-term overall banking relationships. Rancho Santa Fe also offers mortgage brokerage services. Rancho Santa Fe receives fees for packaging and processing loan applications for financing the purchase or refinance of single-family residences to several mortgage lenders for funding.

First Community Bank of the Desert

    First Community Bank of the Desert opened in 1980 as Bank of Yucca Valley. First Community Bank of the Desert is an independent, commercial bank that accepts demand, savings and time deposits and makes commercial, real estate and consumer loans. First Community Bank of the Desert emphasizes consumer and small business banking. Most of First Community Bank of the Desert's depositors are consumers and small business customers.

    First Community Bank of the Desert issues cashier's checks and money orders, sells traveler's cheques and provides other customary banking services. First Community Bank of the Desert sells to its customers, through a third party broker/dealer, nondeposit investment products including mutual funds, fixed and variable annuities, stocks, bonds, and other nondeposit investment products. First Community Bank of the Desert also offers a variety of conventional Federal Housing Authority and Department of Veterans Affairs residential real estate loan products as well as commercial loan products.

    Most of First Community Bank of the Desert's business originates from its primary service areas, consisting of the immediate and surrounding communities of Yucca Valley and Twenty-nine Palms in

San Bernardino County and Cathedral City, Indian Wells and Palm Springs in Riverside County. First Community Bank of the Desert is currently being merged into First Professional Bank, N.A.

First Professional Bank, N.A.

    First Professional Bank commenced operations in August 1982 as a federally chartered commercial bank. First Professional Bank is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation up to the maximum limits prescribed by law. In January 2001, First Professional Bank became a banking subsidiary of First Community when Professional Bancorp, Inc., the holding company of First Professional Bank, merged into First Community.

    First Professional Bank's strategy is to deliver value-added products and services that satisfy the financial services needs of its targeted customers, primarily the health care services sector, emphasizing superior service and relationships. It provides a wide range of commercial banking products and services primarily directed towards the health care community, which includes physicians, independent practice associations, practice management companies, preferred provider organizations, medical billing management companies, home health agencies and hospital based practices.

    First Professional Bank is engaged in the business of general commercial banking. The services which are offered include those traditionally offered by commercial banks, such as checking and savings accounts, time certificates of deposit, and commercial, consumer/installment, home equity and short-term real estate loans. First Professional Bank also offers cashier's checks, travelers checks, safe deposit boxes, night deposit facilities, wire transfers, notary services, courier services, mortgage brokering, merchant accounts and TouchTone Banking. The bank has five 24-hour automated teller machines located its Santa Monica, Cedars Sinai Medical Center, Tarzana, Pasadena and Redlands facilities. Client access to First Professional Bank is also available through most ATM networks.

    As mentioned above, First Community Bank of the Desert is currently being merged into First Professional Bank.

First Charter Bank, N.A.

    On October 8, 2001, First Community completed the acquisition of First Charter Bank, N.A., a federally chartered commercial bank. First Charter immediately merged into First Professional.

Pacific Western National Bank

    On August 21, 2001, First Community signed a definitive Agreement and Plan of Merger providing for the acquisition of Pacific Western National Bank, a national banking association with five branches in Southern California. Under the merger agreement and related agreements, Pacific Western will consolidate with a wholly-owned subsidiary of First Professional Bank, then merger with and into First Professional Bank, with First Professional surviving. At the time First Professional's name will be changed to Pacific Western National Bank.

    The Pacific Western acquisition is subject to customary conditions to consummation, including prior approval of the OCC. In the event that the Pacific Western acquisition is not completed because of a breach of certain covenants, representations or warranties by First Community, First Community may be required to pay Pacific Western $1.8 million.

Information About WHEC

    WHEC is a California corporation originally formed when its articles of incorporation were filed with the California Secretary of State's office on November 26, 1986. WHEC is a bank holding company and has no parents or affiliates. The only subsidiary of WHEC is Capital Bank, of which WHEC owns 100% of the outstanding capital stock.

Business of Capital Bank

    Capital Bank offers a wide range of commercial banking services, including the acceptance of demand, savings and time deposits, and the making of commercial, construction, real estate, SBA, and other consumer installment and term loans. It also offers travelers' checks, safe deposit boxes, notary public and other customary bank services to its customers.

    Capital Bank accepts merchant drafts of both VISA and MasterCard, and its customers are offered MasterCard and VISA credit cards through Capital Bank's affiliation with an outside service company. Capital Bank does not operate or have any present intention to seek authority to operate a trust department.

Competition and Service Area

    The banking business in California generally, is highly competitive with respect to both loans and deposits, and is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. Many of the major commercial banks operating in communities nearby Capital Bank's service area offer certain services (such as trust and investment services and international banking) which are not offered directly by Capital Bank (but are offered indirectly through correspondent institutions) and, by virtue of their greater total capitalization, such banks have substantially higher lending limits than Capital Bank. Currently, there are, including the numerous branch offices of major banks located in the vicinity of Capital Bank's five branch offices (as reported by the FDIC, the Federal Home Loan Bank Board, and the California Department of Financial Institutions).

    Capital Bank competes for loans and deposits with other banking institutions, savings and loan associations, credit unions, money market funds, and other entities, especially mutual funds and insurance company annuities. In competing for deposits of and loans to individuals and businesses, Capital Bank's principal competition is major state-wide banks and the offices of several independent banks located in Capital Bank's primary service area and its general service area of the county of San Diego. It cannot presently be predicted what effect the competition will have on Capital Bank's ability to attract the banking business of business persons, professionals and residents located in either the primary or general service area of Capital Bank. See "Regulation and Supervision," below.

    In order to compete for loans and deposits from individuals and businesses in its primary service area, Capital Bank uses to the fullest extent possible the flexibility which its independent status permits. This includes an emphasis on meeting the specialized banking needs of these businesses and individuals, including personal contact by Capital Bank's directors, officers and employees, newspaper publications, direct mailings and other local advertising, and by providing experienced management and staff trained to deal with the specific banking needs of Capital Bank's customers. Management has established a highly personal banking relationship with Capital Bank's customers and is attuned to and responsive to their financial and service requirements. In the event there are customers whose loan demands exceed Capital Bank's lending limits, Capital Bank seeks to arrange for such loans on a participation basis with other financial institutions and intermediaries. Capital Bank also assists those customers requiring highly specialized services not offered by Capital Bank to obtain such services from correspondent institutions.

Employees

    As of December 1, 2001, WHEC employed 58 persons. WHEC's employees are not represented by a union or covered by a collective bargaining agreement. Management of WHEC believes that, in general, its employee relations are excellent.

Legal Proceedings

    To the best knowledge of WHEC's management, there are no pending or threatened legal proceedings to which WHEC is or may become a party which may have a materially adverse effect upon WHEC or its property. However, in the normal course of its banking business, WHEC may initiate actions to protect its interests and may occasionally be made a party to actions relating thereto seeking to recover damages from WHEC.

Management of WHEC

Directors

    The Board of Directors is composed of five directors. Directors of WHEC are elected at each annual meeting of shareholders to hold office until the next annual meeting. Presented below is certain information relating to the Directors of WHEC

Name and Position with WHEC	Age	Director of WHEC Since
Robert H. Sporrer	54	1987
Joan H. Scott	46	1987
William C. Herrick	42	1987
G. Douglas Cockburn	73	1989
Donald L. Schempp	53	1990

    Set forth below are brief summaries of the background and business experience during the last five years, including principal occupation, of each of the WHEC directors.

    Robert H. Sporrer, Chairman of the Board, has been on the Board of Directors since WHEC's inception in 1987 and has served as the WHEC's Chairman since 1999.

    Donald L. Schempp has been President and Chief Executive Officer of Capital Bank of North County since 1990.

    G. Douglas Cockburn, Director since 1988, previously served as Chairman of the Board of Capital Bank of North County from 1989 until 1999.

    William C. Herrick, Director since 1987, has been President of Crawford Suites Hotels since 1999. From 1989 to 1999, he was President of Inns of America Hotel corporation, Carlsbad California.

    Joan H. Scott, Director since 1987, served as Vice President of Marketing for Capital Bank of North County from 1988 until 1999.

Executive Officers

    The following table sets forth certain information about the present executive officers of WHEC who are not also directors:

Name and Position with WHEC	Age	Year First Appointed
Luke Matteson, EVP	41	1990
J. Michael Justice, EVP and CFO	42	1987

Securities Ownership of Executive Officers, Directors and Others

    Except for those described in the following table, WHEC is unaware of any shareholder who is a beneficial owner of more than 5% of the issued and outstanding WHEC common stock based upon WHEC's shareholder records as of the close of business on December 31, 2000. The following table sets forth the security ownership as of December 31, 2001, of WHEC's directors, executive officers and beneficial owners of more than 5% of the WHEC common stock, none of which has any commitments from WHEC with respect to the issuance of any stock except as to the issuance of WHEC common stock upon the exercise of the stock options described below.

Director Name	Beneficial Amount and Nature of Ownership of WHEC Common Stock(1)(2)	Percentage of Class
Robert H. Sporrer	335,238.10	7.47%
William C. Herrick	302,738.10	6.74%
Joan H. Scott	310,238.10	6.91%
Donald L. Schempp	298,750	6.65%
G. Douglas Cockburn	213,750	4.76%
All Directors and Executive Officers (5 persons)	1,460,714.30	32.54%
Herrick Banking Assets Trust	1,820,000	40.54%

(1)
Percentages are calculated on the basis of the number of shares of WHEC common stock actually outstanding on December 31, 2000, plus the number of shares that the person or entity has the right to acquire beneficial ownership of within 60 days after December 31, 2000.

(2)
Includes options granted to Robert H. Sporrer, G. Douglas Cockburn, Donald L. Schempp, Joan H. Scott and William C. Herrick.

Director Compensation

    Directors have not received any compensation for their services rendered in their capacity as directors.

Executive Compensation

    The following table sets forth the aggregate remuneration for services in all capacities paid or accrued during the fiscal year ended December 31, 2000, and, to the extent required by applicable rules, the preceding two years, to: (i) the Chief Executive Officer and (ii) each other executive officer serving at the end of 2000 whose total salary and bonus earned in 2000 exceeded $100,000.

SUMMARY COMPENSATION TABLE

		Annual Compensation						Long Term Compensation Securities underlying options/SARs
Name and principal position	Year	Salary		Bonus		Other Annual Compensation
Robert H. Sporrer, Chairman	2001 2000 1999	$ $ $	104,725 101,493 98,898	$ $ $	90,000 53,000 38,000	$ $ $	6,000 6,000 6,000	0 0 0
Donald L. Schempp, President	2001 2000 1999	$ $ $	120,000 120,000 120,000	$ $ $	95,846 78,403 55,381	$ $ $	8,400 8,400 8,400	0 0 0
J. Michael Justice, Executive Vice President and CFO	2001 2000 1999	$ $ $	102,304 99,096 96,240	$ $ $	45,000 31,000 22,500	$ $ $	6,000 6,000 6,000	0 0 0
Luke Matteson, Executive Vice President	2001 2000 1999	$ $ $	98,964 93,304 93,986	$ $ $	20,500 13,000 13,600	$ $ $	4,800 4,800 4,800	0 5,000 0
G. Douglas Cockburn, Chairman of the Board	2001 2000 1999	$ $ $	43,000 78,000 93,000	$ $ $	22,500 34,500 38,000	$ $ $	0 0 0	0 0 0

    No grants of options or Equity Participation Units were issued to executive officers of WHEC in the fiscal year ended December 31, 2001

Stock Option Plan

    WHEC currently has two stock option plans, the 1997 Stock Option Plan and the 2000 Stock Option Plan (the "WHEC 2000 Stock Option Plan").

    The 1987, 1997 and 2000 plan's permit the issuance of options to purchase up to 1,433,100 shares of WHEC common stock. At December 31, 2000, there were outstanding options to purchase up to 696,100 shares of WHEC common stock with exercise prices in the range of $0.71 to $2.17 per share, all of which options were vested. As a result of grants and exercises, 52,000 shares remain available for option grant

    Both incentive stock options, referred to as ISO's, as described in Section 422 of the Code and "non-qualified" stock options, referred to as NQO's, may be granted under the 2000 plan. ISO's may only be granted to employees and directors who are employees. NQO's may be granted to either employees or directors. As of December 31, 2000, only ISO's had been granted, except for NQO's to purchase 15,000 shares granted to Joan H. Scott in May of 1997 and 7,500 shares granted to William C. Herrick in December of 1997, exercisable at the fair market price on the date of grant.

Selected Financial Data

    The following selected consolidated financial data with respect to the WHEC's statement of financial position for the years ended December 31, 2000 and 1999 and its statements of income for the years ended December 31, 2000 and 1999 have been derived from the audited financial statements included in this proxy statement-prospectus. This information should be read in conjunction with such consolidated financial statements and the notes thereto. The summary financial data with respect to WHEC's statement of financial position as of December 31, 1998, 1997 and 1996 and its statements of income for the years ended December 31, 1998, 1997 and 1996 have been derived from WHEC's audited financial statements. The summary financial data at and for the periods ended September 30, 2001 and 2000 are unaudited and have been derived from the WHEC's books and records.

	At or For the Period Ended September 30,		At or For the Year Ended December 31,
	2001	2000	2000	1999	1998	1997	1996
	(in thousands, except per share data)
Summary of Operations:
Interest Income	$6,654	$6,371	$8,849	$7,161	$6,185	$5,411	$4,929
Interest Expense	2,064	1,632	2,376	1,576	1,458	1,308	1,180

Net Interest Income	4,590	4,739	6,473	5,585	4,727	4,103	3,749
Provision for Loan Losses	35	30	125	118	100	55	80

Net Interest Income After Provision for Loan Losses	4,555	4,709	6,348	5,467	4,627	4,048	3,669
Noninterest Income	1,210	1,036	1,394	1,859	1,451	1,191	1,251
Noninterest Expense	3,993	4,201	5,547	5,647	4,621	4,097	3,954

Income Before Income	1,772	1,544	2,195	1,679	1,457	1,142	966
Income Taxes	630	633	865	628	578	416	396

Net Income	$1,142	$911	$1,330	$1,051	$879	$726	$570

Cash Dividends	$213	$—	$—	$—	—	$—	$—
Per Share Data:
Net Income—Basic	$0.28	$0.23	$0.33	$0.26	$0.22	$0.18	$0.14
Net Income—Diluted	$0.25	$0.21	$0.31	$0.25	$0.22	$0.18	$0.14
Book Value	$2.57	$2.07	$2.20	$1.84	$1.62	$1.39	$1.21
Balance Sheet Summary:
Total Assets	$140,614	$113,904	$125,047	$101,620	$91,131	$70,934	$62,467
Total Deposits	129,042	104,599	115,367	93,584	84,232	64,841	57,304
Investments	30,008	8,717	8,789	8,857	6,545	5,296	9,961
Total Loans	86,778	73,945	73,207	64,350	55,632	44,606	36,772
Allowance for Loan Losses	869	724	839	692	558	451	399
Total Shareholders' Equity	10,435	8,310	8,813	7,375	6,490	5,578	4,852
Selected Ratios:
Return on Average Assets	1.16%	1.16%	1.23%	1.11%	1.12%	1.07%	0.92%
Return on Average Equity	16.27%	15.31%	16.36%	15.21%	14.60%	14.12%	12.49%
Net Interest Margin	5.15%	6.74%	6.68%	6.66%	6.78%	6.67%	6.84%
Non-performing Loans to Total Loans	2.21%	0.34%	0.02%	0.21%	0.18%	0.03%	0.11%
Non-performing Assets to Total Assets	1.37%	0.29%	0.01%	0.13%	0.25%	0.25%	0.40%
ALLL to Non-performing Loans	45.26%	328.32%	6991.67%	505.11%	552.48%	3758.33%	973.17%
Shareholders' Equity to Assets	7.42%	7.30%	7.06%	7.26%	7.12%	7.86%	7.77%

    Ratios and yields for nine-month periods have been annualized where applicable.

WHEC Management's Discussion and Analysis
of Financial Condition and Results of Operations

    The following sections set forth a discussion of the significant operating changes, business trends, financial condition, earnings, capital position, and liquidity that have occurred in the nine months ended September 30, 2001 and the two-year period ended December 31, 2000, together with an assessment, when considered appropriate, of external factors that may affect us in the future. This discussion should be read in conjunction with our financial statements and notes included herein.

Earnings Summary

    Net income in 2000 was $1.33 million, an increase of $279,000 or 26.5%, compared to net income of $1.05 million in 1999. Diluted earnings per share in 2000 were $0.33 compared to $0.26 in 1999. The increase in earnings in 2000 was due primarily to the WHEC's growth in total assets and improved operating efficiency.

    Net income in 1999 was $1.05 million, an increase of $172,000 or 19.6%, compared to net income of $879,000 in 1998. Diluted earnings per share in 1999 were $0.26 compared to $0.22 in 1998. The increase in earnings in 1999 was also due primarily to the WHEC's growth in total assets as well as a significant increase in noninterest income in 1999.

    For the first nine months of 2001, WHEC reported net income of $1.14 million compared to $911,000 for the same period in 2000. This increase in earnings was again due primarily to the WHEC growth in total assets and continued improvement in operating efficiency.

Balance Sheet Summary

    Total assets at December 31, 2000 were $125.0 million, a $23.4 million or 22% increase from $101.6 million at December 31, 1999. Average assets for 2000 were $108.2 million compared to $94.5 million for 1999. Total deposits increased $21.7 million or 23% to $115.4 million at December 31, 2000. Total loans increased $8.9 million or 13.8%, to $73.2 million at December 31, 2000. Shareholders' equity increased $1.4 million or 19.7%, to $8.8 million at December 31, 2000.

    Total assets at December 31, 1999 were $101.6 million, a $10.5 million or 11.5% increase from $91.1 million at December 31, 1998. Average assets for 1999 were $94.5 million compared to $78.2 million for 1998.

    Total assets as of September 30, 2001, increased 13.3% to $140.6 million in comparison to total assets of $125.0 million as of December 31, 2000. Loan growth continued in 2001, increasing $13.6 million or 18.5% compared to deposit growth in 2001 of $13.7 million or 11.9%

    The following table sets forth several key operating ratios:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2001	2000	2000	1999	1998
Return on Average Assets	1.16%	1.16%	1.23%	1.11%	1.12%
Return on Average Equity	16.27%	15.31%	16.36%	15.21%	14.60%
Average Shareholders' Equity to Average Total Assets	7.13%	7.56%	7.51%	7.31%	7.70%

Distribution of Assets, Liabilities, and Shareholders' Equity

    The following tables present, for the periods indicated, the distribution of average assets, liabilities and shareholders' equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates. Nonaccrual loans are included in the calculation of the average balances of loans, and interest not accrued is excluded (dollar amounts in thousands).

	For the Year Ended December 31,
	2000			1999			1998
	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid
Assets
Interest-Earning Assets:
Investment Securities	$8,904	$442	4.96%	$9,113	$458	5.03%	$5,151	$283	5.49%
Certificates of deposits	549	32	5.83%	610	31	5.08%	477	25	5.24%
Federal Funds Sold	16,122	1,005	6.23%	11,129	542	4.87%	14,077	736	5.23%
Loans	71,287	7,370	10.34%	63,061	6,130	9.72%	49,974	5,141	10.29%

Total Interest-Earning Assets	96,862	8,849	9.14%	83,913	7,161	8.53%	69,679	6,185	8.88%
Cash and Due From Banks	7,112			6,857			5,380
Premises and Equipment	1,418			980			786
Other Real Estate Owned	—			104			147
Accrued Interest and Other Assets	3,553			3,289			2,675
Allowance for Loan Losses	(718)			(632)			(496)

Total Assets	$108,227			$94,511			$78,171

Liabilities and Shareholders' Equity
Interest-Bearing Liabilities:
Money Market and NOW	$35,238	933	2.65%	$28,360	486	1.71%	$25,007	488	1.95%
Savings	3,991	43	1.08%	3,762	48	1.28%	3,512	59	1.68%
Time Deposits under $100,000	12,477	650	5.21%	11,810	537	4.55%	9,178	449	4.89%
Time Deposits of $100,000 or More	13,294	750	5.64%	10,482	505	4.82%	8,821	462	5.24%

Total Interest-Bearing Liabilities	65,000	2,376	3.66%	54,414	1,576	2.90%	46,518	1,458	3.13%

Noninterest-Bearing Liabilities:
Demand Deposits	34,176			32,583			25,202
Other Liabilities	923			603			430
Shareholders' Equity	8,128			6,911			6,021

Total Liabilities and Shareholders' Equity	$108,227			$94,511			$78,171

Net Interest Income		$6,473			$5,585			$4,727

Net Yield on Interest-Earning Assets			6.68%			6.66%			6.78%

Earnings Analysis

Net Interest Income

    A significant component of our earnings is net interest income. Net interest income is the difference between the interest we earn on our loans and investments and the interest we pay on deposits and other interest-bearing liabilities.

    Our net interest income is affected by changes in the amount and mix of our interest-earning assets and interest-bearing liabilities, referred to as a "volume change". It is also affected by changes in the yields we earn on interest-earning assets and rates we pay on interest-bearing deposits and other borrowed funds, referred to as a "rate change".

    The following table sets forth changes in interest income and interest expense for each major category of interest-earning asset and interest-bearing liability, and the amount of change attributable to volume and rate changes for the years indicated. Changes not solely attributable to rate or volume have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each (dollar amounts in thousands).

	Nine Months Ended September 30, 2001 versus Nine Months Ended September 30, 2000
	Increase (Decrease) Due To Change in
	Volume	Rate	Total
Interest-Earning Assets:
Investment Securities	$432	$(23)	$409
Certificate of Deposits	2	(3)	(1)
Federal Funds Sold	262	(236)	26
Loans	786	(937)	(151)

Total Interest Income	1,482	(1,199)	283
Interest-Bearing Liabilities:
Money Market and NOW	335	44	379
Savings	(2)	(1)	(3)
Time Deposits under $100,000	(46)	(2)	(48)
Time Deposits $100,000 or More	105	(1)	104

Total Interest Expense	392	40	432

Net Interest Income	$1,090	$(1,239)	$(149)

	Year Ended December 31, 2000 versus Year Ended December 31, 1999			Year Ended December 31, 1999 versus Year Ended December 31, 1998
	Increase (Decrease) Due To Change in			Increase (Decrease) Due To Change in
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets:
Investment Securities	$(10)	$(6)	$(16)	$201	$(26)	$175
Certificates of Deposits	(3)	4	1	7	(1)	6
Federal Funds Sold	285	178	463	(146)	(48)	(194)
Loans	834	406	1,240	1,285	(296)	989

Total Interest Income	1,106	582	1,688	1,347	(371)	976
Interest-Bearing Liabilities:
Money Market and NOW	138	309	447	61	(63)	(2)
Savings	3	(8)	(5)	4	(15)	(11)
Time Deposits under $100,000	32	81	113	122	(34)	88
Time Deposits $100,000 or More	150	95	245	82	(39)	43

Total Interest Expense	323	477	800	269	(151)	118

Net Interest Income	$783	$105	$888	$1,078	$(220)	$858

2000 Compared to 1999

    Net interest income for 2000 was $6.5 million, an increase of 15.9% compared to the $5.6 million reported in 1999. This increase was primarily due to the significant increase in average interest-earning assets which increased $12.9 million or 15.4% to $96.9 million in 2000 compared to $83.9 million in 1999.

    Interest income in 2000 was $8.8 million, a $1.7 million or a 23.6% increase over the $7.2 million recorded in 1999. The increase in interest income was from the combination of volume increases in interest-earning assets discussed above and the increased interest rate environment. The average yield on interest-earning assets increased 61 basis points to 9.14% from 8.53% in 1999.

    Interest expense also rose significantly in 2000 as we increased deposits to fund the asset growth discussed above. Interest expense was $2.4 million in 2000, compared to $1.6 million in 1999. The increase in interest expense was also from the combination of an increase in interest-bearing liabilities and the increased interest rate environment. The average rates on interest-bearing liabilities increased 76 basis points to 3.66% from 2.9% in 1999.

    The net result of these items was a slight increase in the WHEC's net yield on interest-earning assets. The net interest margin was 6.68% in 2000, up 2 basis points from the 6.66% reported for 1999.

1999 Compared to 1998

    Net interest income for 1999 was $5.6 million, an increase of 18.2% compared to the $4.7 million reported in 1998. This increase was primarily due to the significant increase in average interest-earning assets which increased $14.2 million or 20.4% to $83.9 million in 1999 compared to $69.7 million in 1998.

    Interest income in 1999 was $7.2 million, a $900,000 or a 15.8% increase over the $6.2 million recorded in 1998. Increased loan totals accounted for the majority of this increase as the average loans outstanding increased 13.1% to $63.1 million in 1999 compared to $50.0 million in 1998.

    Interest expense also rose in 1999 as WHEC increased deposits to fund the loan growth discussed above. Interest expense was $1.5 million in 1999, compared to $1.4 million in 1998.

    Interest rates played a minor role in the changes in net interest income in 1999. WHEC saw a slight decline in its yield on interest-earning assets of 35 basis points, however, the rates WHEC paid on interest-bearing liabilities also declined 23 basis points. The net yield on interest-earning assets in 1999 declined 12 basis points to 6.66% compared to 6.78% in 1998.

2001 Compared to 2000

    Net interest income for the nine months ended September 30, 2001 was $4.6 million, a slight decline compared to the $4.7 million reported for the same period in 2000. This decrease was primarily due to the combined effect of significant growth in average interest-earning assets and the significant declines in the prime rate in 2001.

    Interest income for the first nine months of 2001 was $6.7 million, a 4.4% increase over the $6.4 million recorded for the same period in 2000. The increase in average interest-earning assets generated a $1.5 million increase in interest income as they increased $25.1 million or 26.8% to $118.9 million in 2001 compared to $93.7 million in 2000. Declining interest rates had a negative effect, reducing interest income $1.2 million as the yield on interest-earning assets was reduced 159 basis points from 9.06% in 2000 to 7.47% in 2001.

    Interest expense also increased from $1.6 million in the first nine months of 2000 to $2.1 million for the same period in 2001. The increase was due primarily to increases in the average interest-bearing liabilities. Average interest-bearing liabilities were $81.7 million in 2001, an increase of $19.1 million or

30.5% compared to $62.6 million in 2000. Rates paid on these liabilities declined slightly from 3.47% in 2000 to 3.37% in 2001. Although the prime rate declined significantly in 2001, rates paid on interest-bearing liabilities declined at a slower rate due to competitive forces as well as due to the fact that interest-bearing liabilities generally reprice at a slower rate than interest-bearing assets.

Noninterest Income

    WHEC receive noninterest income from three primary sources: service charges on deposit accounts, other service charges and fee income and premiums on loan sales.

    In 2000, noninterest income was $1.4 million, $465,000 less than the $1.9 million reported in 1999. This decrease was primarily due to the recognition of $182,000 in gain on the sale of SBA loans and $145,000 from the sale of other real estate owned in 1999.

    In 1999, noninterest income was $1.9 million, slight increase from the 1998 amount of $1.5 million. Again, this increase was primarily the result of the SBA Loan and other real estate owned sales discussed above.

    For the first nine months of 2001, noninterest income was $1.2 million compared to $1.0 million for the same period in 2000.

Noninterest Expense

    Noninterest expense reflects our costs of products and services related to systems, facilities and personnel. The major components of noninterest expense stated as a percentage of average assets are as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999	1998
Salaries and Employee Benefits	2.35%	3.12%	3.00%	3.49%	3.47%
Occupancy Expenses	0.48	0.59	0.57	0.59	0.60
Furniture and Equipment	0.22	0.29	0.28	0.30	0.29
Data Processing and Other Professional Services	0.36	0.45	0.42	0.57	0.54
Stationery and Office Expenses	0.07	0.08	0.08	0.11	0.12
Advertising and Business Promotion Expenses	0.19	0.31	0.32	0.30	0.30
Other Expenses	0.03	0.04	0.46	0.61	0.59

	3.71%	4.90%	5.13%	5.97%	5.91%

    Noninterest expense has increased in total amount due to the growth of WHEC but has declined as a percentage of total average assets as WHEC focused on improving overall operating efficiency. Total noninterest expense was $5.5 million in 2000, $5.6 million in 1999 and $4.6 million in 1998. For the nine months ended September 30, 2001 and 2000, total noninterest expense was $4.0 million and $4.2 million, respectively.

Income Taxes

    Income tax expense was $865,000, $628,000, and $578,000 for the years ended December 31, 2000, December 31, 1999, and December 31, 1998, respectively. These expenses resulted in an effective tax rate of 39.4% in 2000, 37.4% in 1999, and 39.7% in 1998.

    Income tax expense was $630,000 and $633,000 for the nine months ended September 30, 2001 and 2000, respectively. These expenses resulted in an effective tax rate of 35.6% in 2001 and 40.9% in 2000.

Balance Sheet Analysis

Investment Portfolio

    The following table summarizes the amounts and distribution of our investment securities held as of the dates indicated, and the weighted average yields as of September 30, 2001 (dollar amounts in thousands):

				December 31,
	September 30, 2001
				2000		1999		1998
	Book Value	Market Value	Weighted Average Yield	Book Value	Market Value	Book Value	Market Value	Book Value	Market Value
Available-for-Sale Securities
U.S. Treasury Securities:
Within One Year	$3,082	$3,082	5.19%	$—	$—	$—	$—	$—	$—
One to Five Years	1,037	1,037	5.24%	4,055	4,055	3,968	3,968	—	—

Total Municipal Securities	4,119	4,119	5.20%	4,055	4,055	3,968	3,968	—	—
US Government and Agency Securities:
Within One Year	$—	$—		$1,000	$1,000	$152	$152	—	—
One to Five Years	12,535	12,535	5.27%	—	—	990	990	1,957	1,957

Total U.S. Government and Agency Securities	12,535	12,535	5.27%	1,000	1,000	1,142	1,142	1,957	1,957
Municipal Securities:
Within One Year	$715	$715	6.45%	$1,126	$1,126	$—	$—	$647	$647
One to Five Years	3,288	3,288	4.45%	2,593	2,593	3,152	3,152	1,729	1,729
After Five Years	9,342	9,342	3.97%	—	—	549	549	2,164	2,164

Total Municipal Securities	13,345	13,345	4.22%	3,719	3,719	3,701	3,701	4,540	4,540
Mortgaged Backed Securities	9	9	5.79%	15	15	46	46	48	48

Total	$30,008	$30,008	4.81%	$8,789	$8,789	$8,857	$8,857	$6,545	$6,545

    Securities may be pledged to meet security requirements imposed as a condition to receipt of deposits of public funds and other purposes. At December 31, 2000 and 1999, the carrying values of securities pledged to secure public deposits and other purposes were $7.7 million and $6.9 million, respectively. At September 30, 2001 the carrying value of securities pledged to secure public deposits was $6.3 million.

Loan Portfolio

    The following table sets forth the components of total net loans outstanding in each category at the date indicated (dollar amounts in thousands):

	September 30,	December 31,
	2001	2000	1999	1998	1997	1996
Loans
Commercial	$32,904	$33,276	$29,780	$26,107	$26,998	$21,619
Real Estate—Construction	20,513	13,136	12,267	11,600	5,480	4,724
Real Estate—Other	30,882	24,254	19,742	16,087	10,930	8,606
Consumer	2,593	2,717	2,819	1,992	1,278	1,867

Total Loans	86,892	73,383	64,608	55,786	44,686	$36,816
Unearned Interest and Fees	(114)	(176)	(258)	(154)	(80)	(44)
Allowance for Loan Losses	(869)	(839)	(692)	(558)	(451)	(399)

Net Loans	$85,909	$72,368	$63,658	$55,074	$44,155	$36,373

Commitments
Standby Letters of Credit	$376	$810	$732	$1,462	$394	$1,039
Undisbursed Loans and Commitments to Grant Loans	27,117	27,152	23,654	22,606	12,474	8,209

Total Commitments	$27,493	$27,962	$24,386	$24,068	$12,868	$9,248

Risk Elements

    We assess and manage credit risk on an ongoing basis through our lending policies. We strive to continue our historically low level of credit losses by continuing our emphasis on credit quality in the loan approval process, active credit administration and regular monitoring.

    In extending credit and commitments to borrowers, we generally require collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrower. Our requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with our evaluation of the credit worthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. We secure our collateral by perfecting our interest in business assets, obtaining deeds of trust, or outright possession among other means.

    We believe that our lending policies and underwriting standards will tend to minimize losses in an economic downturn, however, there is no assurance that losses will not occur under such circumstances.

    The following table shows the maturity distribution of the fixed rate portion of the loan portfolio and the repricing distribution of the variable rate portion of the loan portfolio at September 30, 2001 (dollar amounts in thousands):

3 Months or Less	Over 3 Months through 12 Months	Due After One Year to Five Years	Due After Five Years	Total
$52,067	$13,089	$18,702	$1,114	$84,972

	Loans on Non-Accrual			1,920

	Total Loans			$86,892

Nonperforming Assets

    The following table provides information with respect to the components of our nonperforming assets at the dates indicated (dollar amounts in thousands):

		December 31,
	September 30, 2001
		2000	1999	1998	1997	1996
Loans 90 Days Past Due and Still Accruing	$—	$—	$—	$—	$—	$—
Nonaccrual Loans	1,920	12	137	101	12	41

Total Nonperforming Loans	1,920	12	137	101	12	41
Other Real Estate Owned	—	—	—	126	166	206

Total Nonperforming Assets	$1,920	$12	$137	$227	$178	$247

Nonperforming Loans as a Percentage of Total Loans	2.21%	0.02%	0.21%	0.18%	0.03%	0.11%
Allowance for Loan Loss as a Percentage of Nonperforming Loans	45.26%	6991.67%	505.11%	552.48%	3758.33%	973.17%
Nonperforming Assets as a Percentage of Total Assets	1.37%	0.01%	0.13%	0.25%	0.25%	0.40%

    Nonaccrual loans are generally past due 90 days or are loans that we believe the interest on which may not be collectible. Loans past due 90 days will continue to accrue interest only when we believe the loan is both well-secured and in the process of collection. Included in nonaccrual loans at September 30, 2001 is one loan for $1.7 million. This loan is well secured by real estate and in the opinion of management does not represent any significant potential loss to WHEC. During November of 2001, this loan was brought current and returned to accrual status.

Provision and Allowance for Loan Losses

    The allowance for loan losses is maintained at a level that is considered adequate to provide for the loan losses inherent in our loans. The provision for loan losses was $125,000 in 2000 compared to $118,000 in 1999, $100,000 in 1998 and $35,000 for the nine months ended September 30, 2001.

    The following table summarizes, for the years indicated, changes in the allowances for loan losses arising from loans charged-off, recoveries on loans previously charged-off, and additions to the allowance which have been charged to operating expenses and certain ratios relating to the allowance for loan losses (dollar amounts in thousands):

	For the Nine Months Ended September 30, 2001	For the Year Ended December 31,
	Amount	2000	1999	1998	1997	1996
Outstanding Loans:
Average for the Year	$78,056	$71,287	$63,061	$49,974	$40,665	$36,230
End of the Year	$86,892	$73,383	$64,608	$55,786	$44,686	$36,816
Allowance For Loan Losses:
Balance at Beginning of Year	$839	$692	$558	$451	$399	$542
Actual Charge-Offs:
Commercial	—	—	—	—	8	252
Consumer	5	—	18	1	—	—
Real Estate	—	—	—	—	1	—

Total Charge-Offs	5	—	18	1	9	252
Less Recoveries:
Commercial	—	22	14	8	5	25
Consumer	—	—	20	—	1	4
Real Estate	—	—	—	—	—	—

Total Recoveries	—	22	34	8	6	29

Net Loans Charged-Off	5	(22)	(16)	(7)	3	223
Provision for Loan Losses	35	125	118	100	55	80

Balance at End of year	$869	$839	$692	$558	$451	$399

		Loan Percent	Amount	Loan Percent	Amount	Loan Percent
Ratios:
Net Loans Charged-Off to Average Loans	0.01%	(0.03)%	(0.03)%	(0.01)%	0.01%	0.62%
Allowance for Loan Losses to Total Loans	1.00%	1.14%	1.07%	1.00%	1.87%	1.08%
Net Loans Charged-Off to beginning Allowance for Loan Losses	1.19%	(3.18)%	(2.87)%	(1.55)%	0.75%	41.14%
Net Loans Charged-Off to Provision for Loan Losses	14.29%	(17.60)%	(13.56)%	(7.00)%	5.45%	278.75%
Allowance for Loan Losses to Nonperforming Loans	45.26%	6991.67%	505.11%	552.48%	3758.33%	973.17%

    We believe that the allowance for loan losses is adequate. Quarterly detailed reviews are performed to identify the risks inherent in the loan portfolio, assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for loan losses and the related provision for loan losses to be charged to expense. These systematic reviews follow the methodology set forth by the FDIC in its 1993 policy statement on the allowance for loan losses.

    A key element of our methodology is the credit classification process. Loans identified as less than "acceptable" are reviewed individually to estimate the amount of probable losses that need to be included in the allowance. These reviews include analysis of financial information as well as evaluation of collateral securing the credit. Additionally, we consider the inherent risk present in the "acceptable" portion of the loan portfolio taking into consideration historical losses on pools of similar loans, adjusted for trends, conditions and other relevant factors that may affect repayment of the loans in these pools.

    The following table summarizes the allocation of the allowance for loan losses by loan type for the years indicated and the percent of loans in each category to total loans (dollar amounts in thousands):

			December 31,
	September 30, 2001		2000		1999
	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent
Commercial	$211	37.9%	$211	45.3%	$176	46.1%
Construction	134	23.6%	75	17.9%	81	18.9%
Real Estate	416	35.5%	393	33.1%	324	30.6%
Consumer	26	3.0%	27	3.7%	28	4.4%
Unallocated	82	n/a	133	n/a	83	n/a

	$869	100.0%	$839	100.0%	$692	100.0%

	December 31,
	1998		1997		1996
	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent
Commercial	$152	46.8%	$200	60.4%	$148	58.7%
Construction	88	20.8%	22	12.3%	44	12.8%
Real Estate	264	28.8%	190	24.4%	157	23.4%
Consumer	20	3.6%	12	2.9%	17	5.1%
Unallocated	34	n/a	27	n/a	33	n/a

	$558	100.0%	$451	100.0%	$399	100.0%

    The unallocated portion of the allowance represents the inherent inaccuracy of the estimation process used to determine the adequacy of the allowance for loan losses.

Funding

    Deposits are our primary source of funds. During 2000, we had an average deposit mix of 30.0% in time and savings deposits, 35.5% in money market and NOW deposits, and 34.5% in noninterest-bearing demand deposits. During 2001, we had an average deposit mix of 25.6% in time and savings deposits, 42.0% in money market and NOW deposits, and 32.4% in noninterest-bearing demand deposits.

    The following table summarizes the distribution of average deposits and the average rates paid for the period indicated (dollar amounts in thousands):

			Years Ended December 31,
	Ninth Months Ended September 30, 2001
			2000		1999		1998
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Money Market and NOW Accounts	$50,768	2.50%	$35,238	2.65%	$28,360	1.71%	$25,007	1.95%
Savings Deposits	3,699	1.01%	3,991	1.08%	3,762	1.28%	3,512	1.68%
TCD Less than $100,000	11,539	5.07%	12,477	5.21%	11,810	4.55%	9,178	4.89%
TCD $100,000 or More	15,732	5.48%	13,294	5.64%	10,482	4.82%	8,821	5.24%

Total Interest-Bearing Deposits	81,738	5.05%	65,000	3.66%	54,414	2.90%	46,518	3.13%
Noninterest-Bearing Demand Deposits	39,183	n/a	34,176	n/a	32,583	n/a	25,202	n/a

Total Average Deposits	$120,921	3.41%	$99,176	2.40%	$86,997	1.81%	$71,720	2.03%

    The scheduled maturity distribution of the WHEC's time deposits of $100,000 or greater, as of September 30, 2001, were as follows (dollar amounts in thousands):

Three Months or Less	$10,012
Over Three Months to One Year	4,295
Over One Year to Three Years	626

$14,933

Liquidity and Interest Rate Sensitivity

    The objective of the WHEC's asset/liability strategy is to manage liquidity and interest rate risks to ensure the safety and soundness of WHEC and its capital base, while maintaining adequate net interest margins and spreads to provide an appropriate return to the our shareholders.

    We manage the WHEC's interest rate risk exposure by limiting the amount of long-term fixed rate loans we hold for investment, by originating mortgage and SBA loans for sale to the secondary market, increasing emphasis on shorter-term, higher yield loans for portfolio, increasing or decreasing the relative amounts of long-term and short-term borrowings and deposits and/or purchasing commitments to sell loans.

    The table below sets forth the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities as of September 30, 2001, using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms, except for loans held for sale which we classifies as highly liquid based on historical sale patterns (dollar amounts in thousands):

	Within Three Months	After Three Months But Within One Year	After One Year But Within Five Years	After Five Years	Total
Interest-Earning Assets:
Federal Funds Sold	$11,060	$—	$—	$—	$11,060
Certificates of Deposit	—	450	—	—	450
Investment Securities	715	3,081	16,861	9,351	30,008
Gross Loans	53,987	13,089	18,702	1,114	86,892

	$65,762	$16,620	$35,563	$10,465	$128,410

Interest-Bearing Liabilities:
Money Market and NOW Deposits	$55,057	$—	$—	$—	$55,057
Savings	3,649	—	—	—	3,649
Time Deposits	15,883	8,122	1,993	—	25,998
Other Borrowings	—	—	—	—	—

	$74,589	$8,122	$1,993	$—	$84,704

Interest Rate Sensitivity Gap	$(8,827)	$8,498	$33,570	$10,465	$43,706
Cumulative Interest Rate Sensitivity Gap	$(8,827)	$(329)	$33,241	$43,706
Ratios Based on Total Assets:
Interest Rate Sensitivity Gap	(6.28)%	6.04%	23.87%	7.44%	31.08%
Cumulative Interest Rate Sensitivity Gap	(6.28)%	(0.23)%	23.64%	31.08%

    Liquidity refers to our ability to maintain a cash flow adequate to fund both on-balance sheet and off-balance sheet requirements on a timely and cost-effective basis. Potentially significant liquidity requirements include funding of commitments to loan clients and withdrawals from deposit accounts.

Capital Resources

    Shareholders' equity at December 31, 2000 was $8.8 million, an increase of $1.4 million or 19.7% over $7.4 million at December 31, 1999. Average shareholders' equity for 2000 was $8.1 million compared to $6.9 million in 1999. The increase in shareholder's equity is primarily from net income of $1.3 million in 2000.

    Shareholders' equity at December 31, 1999 was $7.4 million, an increase of $900,000 or 13.6% over $6.5 million at December 31, 1998. Average shareholders' equity for 1999 was $6.9 million compared to $6.0 million in 1998.

    Shareholders' equity at September 30, 2001 was $10.4 million, which represents an 18.2% increase from $8.8 million at December 31, 2000. This increase was from the combination of net income of $1.1 million as well as a $640,000 increase in accumulated comprehensive income related to the unrealized gain on our investment securities that are available for sale. Also during 2001, we paid dividends of $213,000.

    In 1990, the banking industry began to phase in new regulatory capital adequacy requirements based on risk-adjusted assets. These requirements take into consideration the risk inherent in investments, loans, and other assets for both on-balance sheet and off-balance sheet items. Under these requirements, the regulatory agencies have set minimum thresholds for Tier 1 capital, total capital and leverage ratios. WHEC's risk-based capital ratios, shown below as of September 30, 2001 and December 31, 2000, have been computed in accordance with regulatory accounting policies.

	Minimum Requirements	September 2001	December 31, 2000
Tier 1 Capital	4.00%	7.00%	7.50%
Total Capital	8.00%	10.80%	10.80%
Leverage Ratio	4.00%	11.70%	11.80%

Effects of Inflation

    The financial statements and related financial information presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or same magnitude as the price of goods and services.

Quantitative and Qualitative Disclosure About Market Risk

Net Interest Margin

    As previously discussed, net interest income is the difference between the interest income and fees earned on loans and investments and the interest expense paid on deposits and other liabilities. The amount by which interest income exceed interest expense depends on two factors: the volume of earnings assets compared to the volume of interest-bearing deposits and liabilities, and the interest rat earned on those interest earning assets compared with the interest paid on those interest-bearing deposits and liabilities.

    Net interest margin is the net interest income expressed as a percentage of earning assets. To maintain its net interest margin, WHEC must manage the relationship between interest earned and paid, and the relationship is subject to the following types of risks that are related to changes in interest rates.

Market Risk

    The market values of assets or liabilities on which the interest rate is fixed will increase or decrease with changes in market interest rates. If WHEC invests funds in a fixed rate long-term security and then interest rates rise, the security is worth less than a comparable security just issued because the older security pays less interest than the newly issued security. If the older security had to be sold, WHEC would have to recognize a loss. Correspondingly, if interest rates decline after a fixed rate security is purchased, its value increases. Therefore, while the value changes regardless of which direction interest rates move, the adverse exposure to "market risk" is primarily due to rising interest rates. This exposure is lessened by managing the amount of fixed rate assets and by keeping maturities relatively short. However, this strategy must be balanced against the need for adequate interest income because variable rate and shorter fixed rate securities generally earn less interest than longer term fixed rate securities.

    There is market risk relating to the WHEC's fixed rate or term liabilities as well as its assets. For liabilities, the adverse exposure to market risk is to lower rates because WHEC must continue to pay the higher rate until the end of the term. However, because the amount of fixed rate liabilities is significantly less that the fixed rate assets, and because the average maturity is substantially less than for the assets, the market risk is not as great.

Mismatch Risk

    Another interest-related risk arises from the fact that when interest rate change, the changes do not occur equally in the rates of interest earned and paid because of difference in the contractual terms of the assets and liabilities held. WHEC has a large portion of its loan portfolio tied to the prime interest rate. If the prime rate is lowered because of general market conditions, e.g., other banks are lowering their lending rates; these loans will be repriced. If WHEC were at the same time to have a large proportion of its deposits in long-term fixed rate certificates, net interest income would decrease immediately. Interest earned on loans would decline while interest expense would remain at higher levels for a period of time because of the higher rate still being paid on deposits.

    A decrease in net interest income could also occur with rising interest rates if WHEC had a large portfolio of fixed rate loans and securities funded by deposit accounts on which the rate is steadily rising. This exposure to "mismatch risk" is managed by matching the maturities and repricing opportunities of assets and liabilities. This is done by varying the terms and conditions of the products that are offered to depositors and borrowers. For example, if many depositors want longer-term certificates while most borrowers are requesting loans with floating interest rates, WHEC will adjust the interest rates on the certificates and loans to try to match up demand. WHEC can then partially fill in mismatches by purchasing securities with the appropriate maturity or repricing characteristics.

    One of the means of monitoring this matching process is the use of a "gap" report table. This table shows the extent to which the maturities or repricing opportunities of the major categories of assets and liabilities are matched based upon specific interest rate shifts of up to +/- 300 basis points.

    The following table shows the estimated impact to net interest income for an instantaneous shift in various interest rates as of September 30, 2001 (the dollar change in net interest income represents the estimated change for the next 12 months (in thousands)):

Change in Interest Rates	Change in Net Interest Income
+200 basis points	$387
+100 basis points	194
-100 basis points	(226)
-200 basis points	(453)

    WHEC has adequate capital to absorb any potential losses as a result of a decrease in interest rates. Periods of more than one year are not estimated because steps can be taken to mitigate the adverse effects of any interest rate changes.

Basis Risk

    A third interest-related risk arises from the fact that interest rates rarely change in a parallel or equal manner. The interest rates associated with the various assets and liabilities differ in how often they change, the extent to which they change, and whether they change sooner or later than other interest rates. For example, while the repricing of a specific asset and a specific liability may fall in the same period of a gap report the interest rate on the asset may rise 100 basis points, while market conditions dictate that the liability increases only 50 basis points. While evenly matched in the gap report, WHEC would experience an increase in net interest income. This exposure to "basis risk" is the type of interest risk least able to be managed, but is also the least dramatic. Avoiding concentration in only a few types of assets or liabilities is the best insurance that the average interest received and paid will move in tandem, because the wider diversification means that many different rates, each with their own volatility characteristics, will come into play. WHEC has made an effort to minimize concentrations in certain types of assets and liabilities.

    The following table sets forth several key operating ratios:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2001	2000	2000	1999	1998
Return on Average Assets	1.16%	1.16%	1.23%	1.11%	1.12%
Return on Average Equity	16.27%	15.31%	16.36%	15.21%	14.60%
Average Shareholders' Equity to Average Total Assets	7.13%	7.56%	7.51%	7.31%	7.70%

Regulation and Supervision

    The following is a summary of certain statutes and regulations affecting WHEC, First Community and their subsidiaries. This summary is qualified in its entirety by such statutes and regulations.

General

    First Community is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and as such are subject to regulation by the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve. A bank holding company is required to file with the Federal Reserve annual reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks are also subject to examination by the Federal Reserve.

    The Bank Holding Company Act requires every bank holding company to obtain the approval of the Federal Reserve before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank or bank holding company.

    In approving acquisitions by bank holding companies or companies engaged in banking-related activities, the Federal Reserve considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as over-concentration of resources, decrease of competition of interest or unsound banking practices.

    In addition, banking holding companies are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

    Various requirements and restrictions under the laws of the U.S. and the State of California affect the operations of WHEC's subsidiary. Federal and California statutes and regulations relate to many aspects of WHEC subsidiary's operations, including reserves against deposits, ownership of deposit accounts, loans, investments, mergers and acquisitions, borrowing, dividends, locations of branch offices, capital requirements and disclosure obligations to depositors and borrowers.

Dividend Regulation

    The ability of First Community to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends which may be declared by its subsidiaries—Rancho Santa Fe National Bank and First Professional Bank, N.A., which are federally chartered commercial banks, or "national banks," and First Community Bank of the Desert, which is a state chartered commercial bank organized under the laws of the State of California. Capital Bank, as a state chartered commercial bank, is subject to the California Financial Institutions Code, as is First Community Bank of the Desert.

    Pursuant to 12 U.S.C. Section 56, no national bank may pay dividends from its capital. All dividends must be paid out net profits after deducing losses and bad debts. The payment of dividends out of net profits of national banks is further limited by 12 U.S.C. Section 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock or if the surplus fund does not equal the amount of capital stock, until one-tenth of a bank's net profits for the preceding half year in the case of quarterly or semi-annual dividends or the preceding two half years in the case of an annual dividend, are transferred to the surplus fund.

    Pursuant to 12 U.S.C. Section 60(b), the approval of the OCC is required prior to the payment of dividends if the total of all dividends declared by a national bank in any calendar year exceeds the total of its retained net profits for that year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Further, the OCC also has authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice. A bank may, upon approval by the OCC, be able to undergo a "quasi-reorganization", which would allow the bank to ignore accumulated losses before the quasi-reorganization.

    California law imposes similar limitations on the payment of dividends by a state-chartered bank.

Government Policies

    The policies of regulatory authorities, including the OCC, Federal Reserve and the FDIC, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United State government.

Financial Services Modernization Legislation

    On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act repeals provisions of Section 20 of the Glass-Steagall Act which restricted the affiliation of Federal Reserve member banks with firms "engaged principally" in specified securities activities. It also repeals provisions of Section 32 of the Glass-Steagall Act, which restricts officer, director, or employee interlocks between a member bank and any company or person "primarily engaged" in specified securities activities. In addition, the Gramm-Leach-Bliley Act contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company system to engage in a full range of financial activities through a new entity known as a financial holding company. "Financial activities" is broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

    Generally, the Gramm-Leach-Bliley Act:

  •
  repeals historical restrictions on, and eliminates many federal and state law barriers to, affiliations among banks, securities firms, insurance companies, and other financial service providers;

  •
  provides a uniform framework for the functional regulation of the activities of banks, saving institutions, and their holding companies;

  •
  broadens the activities that may be conducted by national banks, banking subsidiaries of bank holding companies, and their financial subsidiaries;

  •
  provides an enhanced framework for protecting the privacy of consumer information; and

  •
  adopts a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system; modifies the laws governing the implementation of the Community Reinvestment Act; and addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

    The Gramm-Leach-Bliley Act also permits national banks to engage in expanded activities through the formation of financial subsidiaries. A national bank may have a subsidiary engaged in any activity authorized for national banks directly or any financial activity, except for insurance underwriting, insurance investments, real estate investment or development, or merchant banking, which may only be conducted through a subsidiary of a financial holding company. Financial activities include all activities permitted under new sections of the Bank Holding Company Act or permitted by regulation.

    A national bank seeking to have a financial subsidiary, and each of its depository institution affiliates, must be "well-capitalized" and "well-managed". The total assets of all financial subsidiaries may not exceed the lesser of 45% of a bank's total assets, or $50 billion. A national bank must exclude from its assets and equity all equity investments, including retained earnings, in a financial subsidiary. The assets of the subsidiary may not be consolidated with the bank's assets. The bank must also have policies and procedures to assess financial subsidiary risk and protect the bank from such risks and potential liabilities.

    The provisions of the Gramm-Leach-Bliley Act are numerous and become effective at various times between the date of enactment and the middle of 2001 and beyond. Various federal regulatory authorities have not completed the promulgation of regulations and interpretations required by the Gramm-Leach-Bliley Act. Furthermore, procedures for the coordination of information among regulators, both state and federal, have yet to be formulated. First Community cannot estimate with any degree of certainty the effect that the Gramm-Leach-Bliley Act, future regulations and future regulatory information sharing will have on the financial condition, results of operations or future prospects of First Community after the merger.

Description of First Community Capital Stock

    In the merger, WHEC shareholders will exchange their shares of WHEC common stock for shares of First Community common stock. The following is a summary of the material features of First Community capital stock.

    Pursuant to the articles of incorporation of First Community, the authorized capital stock of First Community consists of 15,000,000 shares of common stock, of which approximately 4,607,705 shares are outstanding as of September 30, 2001, and 5,000,000 shares of preferred stock, of which none is outstanding.

    In the future, the authorized but unissued and unreserved shares of First Community common stock and the authorized but unissued and reserved shares of First Community preferred stock will be available for general corporate purposes, including but not limited to, possible issuance as stock dividends or stock splits, in future mergers or acquisitions, pursuant to stock compensation plans of First Community or in future private placements or public offerings. First Community has no present plans for the issuance of additional authorized shares of its capital stock, other than pursuant to the 1992 Stock Option Plan or other such plans that First Community has assumed and other than pursuant to the rights offering described in the next paragraph. Except as otherwise may be required to approve a merger or other transaction in which the additional authorized shares of First Community common stock or authorized shares of First Community preferred stock would be issued, no approval of First Community shareholders will be required for the issuance of those shares.

    On December 14, 2001, First Community filed a registration statement with the SEC with respect to approximately 1.19 million shares of First Community common stock which will be issued in connection with a rights offering First Community is currently conducting for existing shareholders. First Community shareholders who do not participate in the offering will be diluted to the extent additional shares of First Community common stock are issued in connection with the rights offering.

Common Stock

    Each share of First Community common stock has the same relative rights, and is identical to all respects with, each other share of First Community common stock. Holders of First Community common stock will be entitled to one vote per share on all matters requiring shareholder action, including, but not limited to, the election of, and any other matters relating to, directors. Holders of First Community common stock will be entitled to cumulate their votes for the election of directors.

    The holders of First Community common stock will be entitled to receive dividends, out of funds legally available therefor, subject to any restrictions imposed by federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Upon liquidation, dissolution or winding up of First Community, holders of First Community common stock will be entitled to share ratably all assets remaining after the payment of liabilities of First Community and of preferential amounts of which any preferred stock may be entitled.

    The holders of First Community common stock will have no preemptive or other subscription rights. First Community common stock will not be subject to call or redemption, and, upon receipt by First Community of the full purchase price therefor, each share of First Community common stock will be fully paid and non-assessable.

Preferred Stock

    First Community is currently authorized by its articles of incorporation to issue up to 5,000,000 shares of preferred stock. The board of directors has broad authority to designate and establish the terms of one or more series of preferred stock. Among other matters, the board is authorized to establish voting powers, designations, preferences and special rights of each such series and any qualifications, limitations and restrictions thereon. First Community preferred stock may rank prior to First Community common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into First Community common stock. The holders of any class or series of First Community preferred stock also may have the right to vote separately as a class or series under the terms of the class or series as hereafter fixed by the board or otherwise required by California law.

Comparison of Shareholders' Rights

General

    First Community is a California corporation and, accordingly, the rights of shareholders of First Community are governed by the California General Corporation Law (the "CGCL"), as well as the articles of incorporation and bylaws of First Community. WHEC is also a California corporation and, accordingly, the rights of shareholders of WHEC are also governed by the CGCL, as well as the articles of incorporation and bylaws of WHEC. As a result of the merger, WHEC's shareholders will become shareholders of First Community. There are certain differences between the charters of First Community and WHEC. The summary contained below describes some of the differences but is not intended to be complete and is qualified by reference to California law and the charter documents of First Community and WHEC.

Vacancies on the Board

    First Community and WHEC.  The CGCL provides that, unless the corporation's articles or bylaws provide otherwise, vacancies (other than those created by removal) may be filled by approval of the board of directors, or if the number of directors then in office is less than a quorum, by (1) unanimous written consent of the directors then in office, (2) by affirmative vote of a majority of directors then in office at a duly called meeting or (3) the sole remaining director. Unless the corporation's articles or a bylaw provision adopted by the corporation's shareholders provides that vacancies on the board of directors that are created by removal can be filled by the board of directors, such vacancies must be filled by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively must also constitute at least a majority of the required quorum). The CGCL permits shareholders to elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent (other than to fill a vacancy created by removal, which requires the unanimous consent of all shares entitled to vote) requires the consent of a majority of the outstanding shares entitled to vote. The CGCL further provides that if, after the filling of any vacancy by the directors, the directors in office who were elected by the shareholders constitute less than a majority of the directors then in office, the (1) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of the shareholders or (2) upon the application of such holder or holders, the superior court of the proper county will order a special meeting of shareholders to elect the entire board of directors.

    The First Community bylaws substantially restate the provisions of the CGCL. WHEC's bylaws also substantially restate the CGCL except that WHEC shareholders may fill a vacancy created by removal with the written consent of the shares entitled to vote, and does not require unanimous written consent of WHEC shareholders.

Shareholder Nominations and Proposals

    First Community.  First Community's bylaws provide that shareholder nominations must be delivered to the secretary of First Community not less than 60 days nor more than 90 days prior to the date of a meeting of shareholders called for the election of directors. The First Community bylaws provide that any proper matter may be presented at the annual meeting of shareholders, even though it was not stated in the notice except as limited by the CGCL.

    WHEC.  WHEC's bylaws provide that notice of actions proposed to be taken at any meeting of shareholders be sent not less than ten (10) nor more than sixty (60) days before the date of the meeting and state the general nature of the proposal.

    Directors.  Form F-6 relates to the election of directors. In addition, the CGCL provides a right of inspection of shareholders lists to any shareholder for a purpose reasonably related to the holder's interest as a shareholder. The articles or bylaws of First Community do not confer any rights of inspection other than those provided for in the CGCL.

Dissenter's Rights

    In connection with the merger, you may be entitled to dissenters' rights under Chapter 13 of the CGCL. Sections 1300 through 1304 of the CGCL are attached hereto as Appendix D. The description of dissenters' rights contained in this proxy statement-prospectus is qualified in its entirety by reference to Chapter 13 of the CGCL. In order for a you to exercise dissenters' rights, a notice of such intention to exercise your dissenters' rights as provided in the CGCL must be sent by you and received by WHEC on or before the 30th day following mailing by First Community of notice of approval of the merger, and you must not vote for the approval of the principal terms of the merger and comply with such other procedures as required by the CGCL, as more fully described below. Failure to send such notice, to vote against the principal terms of the merger or to follow such other procedures will result in a waiver of your dissenters' rights.

    Any demands, notices, certificates or other documents delivered to WHEC prior to the merger may be sent to WHEC, Inc., 2602 El Camino Real, Carlsbad, California 92008. Thereafter, they may be sent to Corporate Secretary, First Community Bancorp, 6110 E. Toro Road, Rancho Santa Fe, California 92067.

    If no instructions are indicated on proxies received by WHEC, such proxies will be voted for the proposal to approve the principal terms of the merger at the WHEC special shareholder's meeting. If you return your proxy without instructions, resulting in a vote for the approval of the principal terms of the merger, you will not be entitled to dissenter's rights.

    In the event that the merger is approved by the shareholders of WHEC and you object to the merger, you will be entitled to payment of the fair market value as of November 12, 2001 (the day before the public announcement of the merger) of your shares; provided that (a) such shares were outstanding immediately prior to the date for the determination of shareholders entitled to vote on the merger; (b) you did not vote your shares for the approval of the principal terms of the merger; (c) you made a demand for purchase in cash of your shares at their fair market value as of November 12, 2001; and (d) you have submitted for endorsement certificates representing your shares, in accordance with Section 1302 of the CGCL.

    You must (a) make a written demand to purchase your shares in cash at their fair market value as of November 12, 2001; (b) have your demand received by WHEC on or before the 30th day following mailing by First Community of notice of approval of the merger; (c) state the number and class of the shares held of record by you that you demand that WHEC purchase; and (d) state what you claim to be the fair market value of your shares as of November 12, 2001. Such statement of the fair market value constitutes an offer by you to sell your shares at such price. You may not withdraw such demand unless WHEC consents thereto. A proxy or vote against the approval of the principal terms of the merger agreement does not in itself constitute a demand for your shares.

    You must submit the certificates representing you for endorsement as dissenting shares to WHEC at its principal office or at the office of its transfer agent within 30 days after the date on which notice of approval of the merger by WHEC shareholders was mailed to you.

    If any of you have dissenter rights, WHEC will mail to you a notice of the approval of the merger by the WHEC shareholders, within ten days after the date of such approval, accompanied by (a) a copy of Sections 1300, 1301, 1302, 1303 and 1304 of Chapter 13 of the CGCL; (b) a statement of the price determined by WHEC to represent the fair market value as of November 12, 2001 of dissenting shares; and (c) a brief description of the procedure to be followed if you desire to exercise your dissenter's rights under such sections. The statement of price constitutes an offer by WHEC to purchase such dissenting shares.

    IF WHEC denies that shares submitted to it as dissenting shares are dissenting shares, or if WHEC and you fail to agree on the fair market value of your shares, either you or WHEC may file a complaint in the Superior Court of the proper county in California requesting that the court determine such issue. Such complaint must be filed within six months after the date on which notice of the approval of the merger is mailed to you.

    On trial of the action, the court will first determine if the shares are dissenting shares, and if so determined, the court will either determine the fair market value or appoint one or more impartial appraisers to do so. If both WHEC and you fail to file a complaint within six months after the date on which notice of the approval of the merger was mailed to you, you will lose your dissenter's rights. In addition, if you transfer your shares prior to their submission of the required endorsement, your shares will lose their status as dissenting shares.

    FAILURE TO TAKE ANY NECESSARY STEP WILL RESULT IN A TERMINATION OR WAIVER OF YOUR RIGHTS UNDER CHAPTER 13 OF THE CGCL. A PERSON HAVING A BENEFICIAL INTEREST IN WHEC COMMON STOCK THAT IS HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A TRUSTEE OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE REQUIREMENTS OF CHAPTER 13 OF THE CGCL IN A TIMELY MANNER IF SUCH PERSON ELECTS TO DEMAND PAYMENT OF THE FAIR MARKET VALUE OF SUCH SHARES.

Validity of Common Stock

    The validity of the First Community common stock to be issued in connection with the merger will be passed upon for First Community by Sullivan & Cromwell, Los Angeles, California.

Experts

    The consolidated financial statements of First Community Bancorp and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the proxy statement-prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of First Charter Bank, N.A. as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 incorporated by reference herein have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein and in this proxy statement-prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Pacific Western National Bank as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference herein and in the proxy statement-prospectus in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of W.H.E.C., Inc. as of December 31, 2000 and 1999 and for each of the years in the two-year period ended December 31, 2000 have been included herein and in the proxy statement-prospectus in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, independent auditors, included herein and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Professional Bancorp, Inc. and subsidiary as of December 31, 2000 and for the year ended December 31, 2000 have been incorporated by reference herein and in the proxy statement-prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated balance sheets of Professional Bancorp, Inc. and subsidiary as of December 31, 1999 and for the year ended December 31, 1999 have been incorporated by reference herein and in the proxy statement-prospectus in reliance upon the report of Moss Adams LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Professional Bancorp, Inc. and subsidiary for the year ended December 31, 1998 have been incorporated by reference herein and in the proxy statement-prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Shareholder Proposals

    WHEC will hold a 2002 annual meeting of shareholders only if the merger is not completed before the time of that meeting. In the event that the meeting is held, WHEC shareholders may submit proposals to be considered for shareholder action at that meeting if they do so in accordance with the applicable provisions of California law and WHEC's bylaws. Any proposals of shareholders intended to be presented at that meeting must be received by the secretary of WHEC no later than             , 2002 in order to be considered for inclusion in the WHEC proxy materials relating to that meeting.

Other Matters

    WHEC does not presently intend to bring any matters other than those described in this document before its special meeting. Further, WHEC has no knowledge of any other matters that may be introduced by other persons. If any other matters do properly come before its special meeting or any adjournment or postponement of its special meeting, the persons named in the enclosed proxy forms of WHEC will vote the proxies in keeping with their judgment on such matters.

Where You Can Find More Information

    First Community files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at "http://www.sec.gov."

    This document incorporates the following documents by reference:

  •
  First Community's annual report on Form 10-K for the year ended December 31, 2000;
  •
  First Community's quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;
  •
  First Community's current reports on Form 8-K, dated January 31, May 30, October 19, and October 24, 2001; and
  •
  First Community's annual report of employee stock savings plan on Form 11-K, for the year ended December 31, 2000.
  •
  First Community's registration statements filed on Form S-3 on November 1 and December 14, 2001.

    All documents filed by First Community under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the date of the special meeting are also incorporated by reference into and are made a part of this document from the date of filing of those documents.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN, DELIVERED WITH OR REFERRED TO IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

    Any statement contained in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

    First Community filed a registration statement on Form S-4 to register with the SEC the First Community common stock to be issued to WHEC's shareholders in the merger and this document constitutes a prospectus for First Community common stock as well as a proxy statement of WHEC. This proxy statement-prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to the merger and the securities offered hereby, reference is made to the registration statement and the exhibits filed as part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the SEC mentioned above.

    To obtain additional information, you may make such a request orally or in writing to:

  W.H.E.C., Inc.
  Corporate Secretary
  2602 El Camino Real
  Carlsbad, California 92008
  (760) 434-3344

AGREEMENT AND PLAN OF MERGER

dated as of November 12, 2001

by and between

FIRST COMMUNITY BANCORP

and

W.H.E.C., INC.

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RECITALS

ARTICLE I
CERTAIN DEFINITIONS
1.01.	Certain Definitions	A-4
ARTICLE II
THE MERGER
2.01.	The Merger	A-8
2.02.	Effective Date and Effective Time	A-9
ARTICLE III
CONSIDERATION; EXCHANGE PROCEDURES
3.01.	Merger Consideration	A-9
3.02.	Rights as Shareholders; Stock Transfers	A-10
3.03.	Fractional Shares	A-10
3.04.	Exchange Procedures	A-10
3.05.	Anti-Dilution Provisions	A-11
3.06.	Dissenters' Rights	A-11
3.07.	Company Stock Options	A-11
ARTICLE IV
ACTIONS PENDING ACQUISITION
4.01.	Forebearances of the Company	A-12
4.02.	Forebearances of First Community	A-14
ARTICLE V
REPRESENTATIONS AND WARRANTIES
5.01.	Disclosure Schedules	A-15
5.02.	Standard	A-15
5.03.	Representations and Warranties of the Company	A-15
5.04.	Representations and Warranties of First Community	A-22
ARTICLE VI
COVENANTS
6.01.	Reasonable Best Efforts	A-25
6.02.	Shareholder Approval	A-25
6.03.	Registration Statement	A-25
6.04.	Press Releases.	A-26
6.05.	Access; Information	A-26
6.06.	Acquisition Proposals	A-27
6.07.	Certain Policies	A-27
6.08.	Affiliate Agreements	A-28
6.09.	Regulatory Applications	A-28
6.10.	Indemnification	A-28

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6.11.	Benefit Plans	A-29
6.12.	Notification of Certain Matters	A-30
6.13.	Covenant Relating to the Tax Status of the Agreement.	A-30
6.14.	Bank Merger.	A-30
6.15.	Shareholder Agreements.	A-31
6.16.	Nasdaq Listing.	A-31
6.17.	Robert H. Sporrer.	A-31
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER
7.01.	Conditions to Each Party's Obligation to Effect the Merger	A-31
7.02.	Conditions to Obligation of the Company	A-31
7.03.	Conditions to Obligation of First Community.	A-32
ARTICLE VIII
TERMINATION
8.01.	Termination	A-33
8.02.	Effect of Termination and Abandonment	A-33
ARTICLE IX
MISCELLANEOUS
9.01.	Survival	A-34
9.02.	Waiver; Amendment	A-34
9.03.	Counterparts	A-34
9.04.	Governing Law	A-34
9.05.	Expenses	A-34
9.06.	Notices	A-34
9.07.	Entire Understanding; No Third Party Beneficiaries	A-35
9.08.	Effect	A-35
9.09.	Severability	A-35
9.10.	Enforcement of the Agreement	A-35
9.11.	Interpretation	A-35

EXHIBIT A Form of Shareholder Agreement

EXHIBIT B-1 Form of Non-Competition Agreement (William J. Herrick)

EXHIBIT B-2 Form of Non-Competition Agreement (Don L. Schempp)

EXHIBIT B-3 Form of Non-Competition Agreement (Joan H. Scott)

EXHIBIT B-4 Form of Non-Competition Agreement (William C. Herrick)

EXHIBIT B-5 Form of Non-Competition Agreement (G. Douglas Cockburn)

EXHIBIT B-6 Form of Non-Competition Agreement (Robert H. Sporrer)

EXHIBIT C Form of Affiliate Letter

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    AGREEMENT AND PLAN OF MERGER, dated as of November 12, 2001 (this "Agreement"), by and between W.H.E.C., Inc., a California corporation (the "Company"), and FIRST COMMUNITY BANCORP, a California corporation ("First Community").

RECITALS

    A.  The Company.  The Company is a California corporation having its principal place of business in Carlsbad, California.

    B.  First Community.  First Community is a California corporation, having its principal place of business in Rancho Santa Fe, California.

    C.  Intentions of the Parties.  It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended, (the "Code").

    D.  Board Action.  The respective Boards of Directors of each of First Community and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein.

    E.  Shareholder Agreements.  As a condition to, and simultaneously with, the execution of this Agreement, each Shareholder (as defined herein) is entering into an agreement, in the form of Exhibit A hereto (collectively, the "Shareholder Agreements"), pursuant to which each Shareholder has agreed, among other things, to vote its shares in favor of this Agreement and the Merger.

    F.  Non-Competition Agreements.   As a condition to, and simultaneously with, the execution of this Agreement, William J. Herrick, Don L. Schempp, Joan H. Scott, William C. Herrick, G. Douglas Cockburn and Robert H. Sporrer, are entering into non-competition agreements with First Community, in the forms of Exhibits B-1, B-2, B-3, B-4, B-5 and B-6, respectfully, hereto (collectively, the "Non-Competition Agreements").

    NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

    1.01.  Certain Definitions.  The following terms are used in this Agreement with the meanings set forth below:

      "Acquisition Proposal" has the meaning set forth in Section 6.05.

      "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

      "ALL" has the meaning set forth in Section 5.03(t).

      "Bank Insurance Fund" means the Bank Insurance Fund maintained by the FDIC.

      "Bank Merger" means the merger of Capital Bank with and into Rancho Santa Fe National Bank.

      "Benefit Plans" has the meaning set forth in Section 5.03(m).

      "Business Combination" has the meaning set forth in Section 3.05.

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      "Business Day" means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of California are authorized or obligated to close.

      "Capital Bank" means Capital Bank of North County, a California state-chartered member bank and a wholly owned subsidiary of the Company.

      "CCC" means the California Corporations Code.

      "CDFI" means the California Department of Financial Institutions.

      "Code" means the Internal Revenue Code of 1986, as amended.

      "Community Reinvestment Act" means the Community Reinvestment Act of 1977, as amended.

      "Company" has the meaning set forth in the preamble to this Agreement.

      "Company Affiliate" has the meaning set forth in Section 6.08.

      "Company Articles" means the Articles of Incorporation of the Company, as amended.

      "Company Board" means the Board of Directors of the Company.

      "Company By-Laws" means the By-Laws of the Company.

      "Company Common Stock" means, the common stock, $1.00 par value per share, of the Company.

      "Company Loan Property" has the meaning set forth in Section 5.03(o).

      "Company Meeting" has the meaning set forth in Section 6.02.

      "Company Preferred Stock" means the preferred stock, $1.00 par value per share, of the Company.

      "Company Stock Options" means the options to acquire Company Common Stock issued under the Company's 1997 Stock Option Plan or the Company's 2000 Stock Option Plan, as the case may be.

      "Company Stock Option Plan" means, collectively, the 1997 Stock Option Plan and the 2000 Stock Option Plan of the Company.

      "Costs" has the meaning set forth in Section 6.10(a).

      "Derivatives Contract" has the meaning set forth in Section 5.03(q).

      "Determination Date" means the date on which the last required approval of a Governmental Authority is obtained with respect to the Merger, without regard to any requisite waiting period.

      "Disclosure Schedule" has the meaning set forth in Section 5.01.

      "Dissenters' Shares" means shares of Company Common Stock held by a Company shareholder with respect to which such shareholder, in accordance with the CCC, perfects such shareholder's right to dissent to the Merger.

      "Dissenting Shareholder" means any holder of Dissenters' Shares.

      "Effective Date" has the meaning set forth in Section 2.02.

      "Effective Time" has the meaning set forth in Section 2.02.

      "Employees" has the meaning set forth in Section 5.03(m).

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      "Environmental Laws" has the meaning set forth in Section 5.03(o).

      "Equal Credit Opportunity Act" means the Equal Credit Opportunity Act, as amended.

      "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

      "ERISA Affiliate" has the meaning set forth in Section 5.03(m).

      "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

      "Exchange Agent" has the meaning set forth in Section 3.04(a).

      "Exchange Ratio" means 0.2353 as adjusted pursuant to Section 3.05 hereof.

      "Fair Housing Act" means the Fair Housing Act, as amended.

      "FDIC" means the Federal Deposit Insurance Corporation.

      "Federal Reserve Act" means the Federal Reserve Act, as amended.

      "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

      "First Community" has the meaning set forth in the preamble to this Agreement.

      "First Community Board" means the Board of Directors of First Community.

      "First Community By-Laws" means the By-Laws of First Community.

      "First Community Common Stock" means the common stock, no par value per share, of First Community.

      "First Community Preferred Stock" means the preferred stock, no par value per share, of First Community.

      "First Community Stock" means, collectively, the First Community Common Stock and the First Community Preferred Stock.

      "First Community Subsidiaries" means Rancho Santa Fe National Bank, First Community Bank of the Desert and First Professional Bank, N.A.

      "GAAP" means generally accepted accounting principles, consistently applied.

      "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

      "Hazardous Substance" has the meaning set forth in Section 5.03(o).

      "Incentive Plan" has the meaning set forth in Section 6.11(d).

      "Indemnified Party" has the meaning set forth in Section 6.10(a).

      "Insurance Amount" has the meaning set forth in Section 6.10(b).

      "Insurance Policies" has the meaning set forth in Section 5.03(s).

      "Knowledge" of the Company or First Community, as the case may be, means to the actual knowledge after reasonable investigation of any director or any officer with the title of Vice President or above of the Company or First Community, as the case may be, or of any employee of Company or First Community, as the case may be, with primary responsibility for the subject matter as to which Knowledge is at issue.

      "Lien" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance or any other encumbrance or exception to title of any kind.

A–6

      "Material Adverse Effect" means, with respect to First Community or Company, any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of First Community and its Subsidiaries taken as a whole or the Company and its Subsidiary taken as a whole, respectively, or (ii) would materially impair the ability of either First Community or Company to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (d) changes agreed to in writing by First Community and Company and (e) changes resulting from general economic conditions throughout the United States affecting banks and their holding companies.

      "Merger" has the meaning set forth in Section 2.01(a).

      "Merger Consideration" has the meaning set forth in Section 2.01(a).

      "Nasdaq" means The Nasdaq Stock Market, Inc.'s National Market System.

      "National Bank Act" means the National Bank Act, as amended.

      "National Labor Relations Act" means the National Labor Relations Act, as amended.

      "New Certificates" has the meaning set forth in Section 3.04(a).

      "Non-Competition Agreements" has the meaning set forth in the recitals to this Agreement and includes agreements with the following individuals: Robert H. Sporrer, Don L. Schempp, William C. Herrick, G.D. Cockburn, Joan H. Scott, and William J. Herrick.

      "OCC" means the Office of the Comptroller of the Currency.

      "Old Certificates" has the meaning set forth in Section 3.04(a).

      "Pension Plan" has the meaning set forth in Section 5.03(m).

      "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

      "Previously Disclosed" by the Company shall mean information set forth in a section of the Disclosure Schedule corresponding to the section of this Agreement where such term is used.

      "Proxy Statement" has the meaning set forth in Section 6.03(a).

      "Rancho Santa Fe National Bank" means a national association organized under the laws of the United States and a wholly owned subsidiary of First Community.

      "Registration Statement" has the meaning set forth in Section 6.03(a).

      "Regulatory Authorities" has the meaning set forth in Section 5.03(i).

      "Regulatory Filings" has the meaning set forth in Section 5.03(g).

      "Replacement Option" has the meaning set forth in Section 3.07.

      "Rights" means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the

A–7

  value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

      "SEC" means the Securities and Exchange Commission.

      "SEC Documents" has the meaning set forth in Section 5.04(g).

      "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

      "Severance Plan" has the meaning set forth in Section 6.11(d).

      "Shareholder Agreements" has the meaning set forth in the recitals to this Agreement.

      "Shareholders" shall mean the following shareholders of the Company: the Sporrer Family Trust, Don L. Schemp, William C. Herrick, the Cockburn Family Trust, the Scott Family Trust, and the Herrick Banking Assets Trust.

      "Subsidiary" has the meanings ascribed to that term in Rule 1-02 of Regulation S-X of the SEC.

      "Superior Proposal" has the meaning set forth in Section 6.06.

      "Tax" and "Taxes" mean all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments, levies or charges of any kind whatsoever, imposed on or with respect to the income, properties or operations of the Company by any taxing authority whether arising before, on or after the Effective Date, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

      "Tax Returns" means any return, amended return and any other report (including elections, declarations, forms, disclosures, schedules, estimates and information returns) required to be filed with any taxing authority having jurisdiction over the Company on or before the Effective Date with respect to any Taxes of the Company including, without limitation, any documentation required to be filed with any taxing authority or to be retained by the Company in respect of information reporting requirements imposed by the Code or any similar foreign, state or local law.

      "Termination Date" has the meaning set forth in Section 8.02.

      "Treasury Stock" shall mean shares of Company Common Stock held by the Company or its Subsidiary or by First Community or any of its Subsidiaries, in each case other than in a fiduciary (including custodial or agency) capacity or as a result of debts previously contracted in good faith.

      "1997 Stock Option Plan" means the Company's 1997 Stock Option Plan.

      "2000 Stock Option Plan" means the Company's 2000 Stock Option Plan.

ARTICLE II

THE MERGER

    2.01.  The Merger  (a)  The Combination.  At the Effective Time, the Company shall merge with and into First Community (the "Merger"), the separate corporate existence of the Company shall cease and First Community shall survive and continue to exist as a California corporation. First Community may, at any time prior to the Effective Time (including, to the extent permitted by applicable law, after the Company's shareholders have approved this Agreement), change the method of effecting the

A–8

acquisition of the Company (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Company Common Stock as provided for in this Agreement (the "Merger Consideration"), (ii) adversely affect the tax treatment of the Company's shareholders as a result of receiving the Merger Consideration, including, without limitation, any adverse effect upon the tax free treatment, (iii) materially impede or delay consummation of the transactions contemplated by this Agreement or (iv) otherwise be materially prejudicial to the interests of the shareholders of the Company.

    (b)  Articles of Incorporation and By-Laws.  The articles of incorporation and by-laws of the First Community immediately after the Merger shall be those of First Community as in effect immediately prior to the Effective Time.

    (c)  Directors and Officers of the Surviving Bank.  The directors and officers of First Community immediately after the Merger shall be the directors and officers of First Community immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

    (d)  Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in §1107 of the CCC, including any regulations or rules promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in First Community, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of First Community.

    2.02.  Effective Date and Effective Time.  On such date as First Community selects (and promptly provides notice thereof to Company), which shall be within ten days after the last to occur of the expiration of all applicable waiting periods in connection with approvals of Governmental Authorities and the receipt of all approvals of Governmental Authorities and all conditions to the consummation of the Merger are satisfied or waived (or, at the election of First Community, on the last business day of the month in which such tenth day occurs or, if such tenth day occurs on one of the last five business days of such month, on the last business day of the succeeding month), or on such earlier or later date as may be agreed in writing by the parties, articles of merger shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or on such date as may be specified in such articles of merger. The date of such filing or such later effective date is herein called the "Effective Date." The "Effective Time" of the Merger shall be the time of such filing or as set forth in such articles of merger.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

    3.01.  Merger Consideration.  Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

    (a)  Outstanding Company Common Stock.  Each share of Company Common Stock, excluding (i) Treasury Stock and (ii) Dissenters' Shares, issued and outstanding immediately prior to the Effective Time shall become and be converted into that number of shares of First Community Common Stock equal to the Exchange Ratio.

    (b)  Outstanding First Community Stock.  Each share of First Community Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and be unaffected by the Merger.

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    (c)  Treasury Stock.  Each share of Company Common Stock held as Treasury Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefore.

    3.02.  Rights as Shareholders; Stock Transfers.  At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company other than to receive the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

    3.03.  Fractional Shares.  Notwithstanding any other provision hereof, no fractional shares of First Community Common Stock and no certificates or scrip therefore, or other evidence of ownership thereof, will be issued in the Merger; instead, First Community shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of First Community Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the closing prices of First Community Common Stock as reported on Nasdaq for the twenty-trading-day period ending on the trading day immediately preceding the Effective Date.

    3.04.  Exchange Procedures.  (a) From the Effective Time until the end of the six-month period following the Effective Time, First Community shall make available to an exchange agent (which may be a subsidiary bank of First Community) appointed prior to the Effective Time by First Community (and not reasonably objected to by the Company) (the "Exchange Agent") certificates representing shares of First Community Common Stock ("New Certificates") and cash in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for certificates representing Company Common Stock ("Old Certificates") pursuant to this Article III. At the end of such six-month period, any such New Certificate and cash remaining in the possession of the Exchange Agent (together with any dividends or earnings in respect thereof) shall be returned to First Community. Any former holders of Company Common Stock who have not theretofore exchanged their Old Certificates for New Certificates and cash pursuant to this Article III shall thereafter be entitled to look exclusively to First Community, and only as general creditors thereof, for the shares of First Community Common Stock and any cash to which they become entitled upon exchange of their Old Certificates pursuant to this Article III.

    (b) After the Effective Date, First Community shall send or cause to be sent as promptly as reasonably practicable to each former holder of record of shares of Company Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder's Old Certificates for the consideration set forth in this Article III. First Community shall cause the New Certificates into which shares of a shareholder's Company Common Stock are converted on the Effective Date and/or any check in respect of any fractional share interests or dividends or distributions which such Person shall be entitled to receive to be delivered to such shareholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Company Common Stock (or indemnity reasonably satisfactory to First Community and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder. The Exchange Agent shall process materials received and issue New Certificates within three Business Days of the receipt of such materials. No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions which any such Person shall be entitled to receive pursuant to this Article III upon such delivery.

    (c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    (d) At the election of First Community, no dividends or other distributions with respect to First Community Common Stock with a record date occurring after the Effective Time shall be paid to the

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holder of any unsurrendered Old Certificate representing shares of Company Common Stock converted in the Merger into shares of such First Community Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefore in accordance with the procedures set forth in this Section 3.04, and no such shares of Company Common Stock shall be eligible to vote until the holder of Old Certificates is entitled to receive New Certificates in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of First Community Common Stock such holder had the right to receive upon surrender of the Old Certificate.

    (e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time shall be paid to First Community. Any shareholders of the Company who have not theretofore complied with this Article III shall thereafter look only to First Community for payment of the shares of First Community Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on Parent Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

    3.05.  Anti-Dilution Provisions.  In the event First Community or the Company changes (or establishes a record date for changing) the number of shares of First Community Common Stock or Company Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding First Community Common Stock or Company Common Stock, as the case may be, and the record date therefore shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted. If, between the date hereof and the Effective Time, First Community shall merge, be acquired or consolidate with, by or into any other corporation (a "Business Combination") and the terms thereof shall provide that First Community Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made as part of the terms of such Business Combination so that shareholders of the Company who would be entitled to receive shares of First Community Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of First Community Common Stock issuable to such shareholders as provided herein, the same kind and amount of securities or assets as shall be distributable upon such Business Combination with respect to one share of First Community Common Stock (provided that nothing herein shall be construed so as to release the acquiring entity in any such Business Combination from its obligations under this Agreement as the successor to First Community).

    3.06.  Dissenters' Rights.  Any Dissenting Shareholder who shall be entitled to be paid the value of such shareholder's shares of Company Common Stock, as provided in §1300 of the CCC, shall not be entitled to the merger consideration in respect thereof provided for under Section 3.01 unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder's right to dissent from the Merger under the CCC, and shall be entitled to receive only the payment provided for by §1300 of the CCC with respect to such Dissenters' Shares. If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost such right to dissent, the Dissenters' Shares held by such Dissenting Shareholder shall thereupon be treated as though such Dissenters' Shares had been converted into the right to receive the merger consideration pursuant to Section 3.01 hereof.

    3.07.  Company Stock Options.  Each Company Stock Option, whether vested or unvested immediately prior to the Effective Time shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Company Stock Options, the number of shares of First Community Common Stock equal to (a) the number of shares of Company Common Stock subject to the Company Stock Option, multiplied by (b) the Exchange Ratio (such product rounded down to the nearest whole number) (a "Replacement Option"), at an exercise price per share (rounded

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up to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Company Common Stock which were purchasable pursuant to such Company Stock Option divided by (z) the number of full shares of First Community Common Stock subject to such Replacement Option in accordance with the foregoing. At the Effective Time, First Community shall assume the Company Stock Plans; provided, that such assumption shall be only in respect of the Replacement Options. No later than the Effective Time, First Community shall file a registration statement on Form S-8 with respect to the shares of First Community Common Stock issuable in connection with the Replacement Options. Such registration statement shall be kept effective at least for so long as Replacement Options remain outstanding under the Company Stock Option Plans. As soon as practicable after the Effective Time, First Community shall deliver to the holders of Replacement Options appropriate notices setting forth such holder's rights pursuant to the Company Stock Option Plans and the agreements evidencing the grants of such Company Stock Options and that such Company Stock Options and agreements, subject to this Section 3.07, have been assumed by First Community and shall continue in effect on the same terms and conditions (subject to this Section 3.07).

ARTICLE IV

ACTIONS PENDING ACQUISITION

    4.01.  Forebearances of the Company.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or otherwise Previously Disclosed, without the prior written consent of First Community, the Company shall not, and shall not permit its Subsidiary to:

    (a)  Ordinary Course.  Conduct the business of the Company and its Subsidiary other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, take any action that would adversely affect or delay the ability of the Company or First Community to perform any of its obligations on a timely basis under this Agreement, or take any action that is reasonably likely to have a Material Adverse Effect on the Company.

    (b)  Capital Stock.  Other than pursuant to the Rights set forth on Schedule 4.01(b) of the Company's Disclosure Schedule and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any Rights, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of stock to become subject to grants of employee or director stock options, other Rights or similar stock-based employee rights.

    (c)  Dividends; Etc.  (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of stock, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

    (d)  Compensation; Employment Agreements; Etc.  Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of the Company or its Subsidiary or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 5%, (ii) for extension of any existing employment agreement for periods of up to one year from the date of expiration thereof, provided that employment under any such agreement is by its terms "at will," (iii) for other changes that are required by applicable law, (iv) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(d) of the Company's Disclosure Schedule or (v) for grants of awards to newly hired employees consistent with past practice.

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    (e)  Hiring.  Hire any person as an employee of the Company or its Subsidiary or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.01(e) of the Company's Disclosure Schedule and (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of the Company or its Subsidiary, other than any person to be hired who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $50,000.

    (f)  Benefit Plans.  Enter into, establish, adopt or amend (except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.01(f) of the Company's Disclosure Schedule) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of the Company or its Subsidiary or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

    (g)  Dispositions.  Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that, together with all other such transactions, is not material to the Company or County Bank.

    (h)  Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company or its Subsidiary.

    (i)  Capital Expenditures.  Except as set forth in Schedule 4.01(i) of the Company's Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $25,000 individually or $100,000 in the aggregate.

    (j)  Governing Documents.  Amend the Company Articles or Company By-Laws or the equivalent organizational documents of the Company's Subsidiary.

    (k)  Accounting Methods.  Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

    (l)  Contracts.  Except as Previously Disclosed in Section 4.01(l) of the Company's Disclosure Schedule, enter into, renew or terminate, or make any payment not then required under, any contract or agreement that calls for aggregate annual payments of $25,000 or more and which is not terminable at will or with 60 calendar days or less notice without payment of a premium or penalty, other than loans and other transactions made in the ordinary course of the banking business or as otherwise expressly permitted under this Agreement.

    (m)  Claims.  Enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation to which the Company or its Subsidiary is a party on or becomes a party after the date of this Agreement, and as to which the Company or its Subsidiary is not solely a plaintiff, which settlement, agreement or action involves payment by the Company or its Subsidiary of an amount, individually or for all such settlements, that exceeds $50,000 or would impose any material restriction on the business of the Company's Subsidiary or create precedent for claims that are reasonably likely to be material to the Company or its Subsidiary.

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    (n)  Adverse Actions.  Knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a material delay or impairment of the ability of the Company or First Community to consummate the transactions contemplated by this Agreement, except, in each case, (x) as may be required by applicable law or regulation or (y) as may otherwise be specifically permitted by this Agreement.

    (o)  Risk Management.  Except as required by applicable law or regulation or the CDFI or the Federal Reserve Board, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices or (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk.

    (p)  Indebtedness.  Incur any indebtedness for borrowed money (other than deposits, Federal Funds borrowings and borrowings from the Federal Home Loan Bank of San Francisco) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

    (q)  Loans.  Make any loan, loan commitment or renewal or extension thereof to any Person which would, when aggregated with all outstanding loans, commitments for loans or renewals or extensions thereof made to such Person and any affiliate or immediate family member of such Person, exceed $1,000,000 without submitting complete loan package information to the chief credit officer of First Community for review with a right of comment at least one full Business Day prior to taking such action.

    (r)  Investments.  (i) Other than in the ordinary course of business consistent with past practice in individual amounts not to exceed $1,000,000 or in securities transactions as provided in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person or (ii) other than purchases of direct obligations of the United States of America or obligations of U.S. government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of two years or less, purchase or acquire securities of any type; provided, however, that in the case of investment securities, the Company or Capital Bank may purchase investment securities if, within two Business Days after the Company or Capital Bank requests in writing (which request shall describe in detail the investment securities to be purchased and the price thereof) that First Community consent to making of any such purchase, First Community has approved such request in writing or has not responded in writing to such request.

    (s)  Taxes.  Settle any material audit, make or change any material tax election, file any amended Tax Return, take any action which would have a Material Adverse Effect on the tax position of the First Community after the Merger or take any other action with respect to Taxes, that is outside the ordinary course of business or inconsistent with past practice.

    (t)  Commitments.  Agree or commit to do any of the foregoing.

    4.02.  Forebearances of First Community.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, First Community will not, and will cause First Community Subsidiaries not to:

    (a)  Ordinary Course.  Take any action reasonably likely to have an adverse effect on First Community's ability to perform any of its material obligations under this Agreement.

    (b)  Adverse Actions.  Knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in

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any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a material delay or impairment of the ability of the Company or First Community to consummate the transactions contemplated by this Agreement, except, in each case, as may be required by applicable law or regulation.

    (c)  Commitments.  Agree or commit to do any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

    5.01.  Disclosure Schedules.  On or prior to the date hereof, the Company has delivered to First Community a schedule (the Company's "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or to one or more of its covenants contained in Article IV; provided, however, that (a) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02 and (b) the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

    5.02.  Standard.  No representation or warranty of the Company or First Community contained in Sections 5.03 or 5.04, respectively, shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04, respectively, has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty.

    5.03.  Representations and Warranties of the Company.  Subject to Sections 5.01 and 5.02 and except as Previously Disclosed, the Company hereby represents and warrants to First Community and to Rancho Santa Fe National Bank:

    (a)  Organization, Standing and Authority.  The Company is incorporated under the laws of the state of California. The Company is duly qualified to do business and is in good standing under the laws of the State of California. Capital Bank is a California state-chartered bank, duly licensed by the CDFI as a commercial bank, and is a member of the Federal Reserve System and its deposits are insured by the FDIC through the Bank Insurance Fund in the manner and to the fullest extent provided by law.

    (b)  Company Capital Stock.  As of the date hereof, the authorized capital stock of the Company consists solely of 5,000,000 shares of the Company Common Stock of which 4,053,890.04 shares are issued and outstanding, and 10,000,000 shares of Company Preferred Stock of which no shares are issued and outstanding. As of the date hereof, no shares of the Company Common Stock were held in treasury by the Company or otherwise owned by the Company. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and outstanding, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). Section 5.03(b) of the Company's Disclosure Schedule sets forth for each Company Common Stock Option the name of the grantee, the date of the grant, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Company Common Stock subject

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to each option, the number and type of shares subject to options that are currently exercisable and the exercise price per share. Except as set forth in the preceding sentence, as of the date hereof, there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any Rights issued or outstanding with respect to Company Common Stock, and the Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement.

    (c)  Subsidiaries.  (A) The Company's only Subsidiary is Capital Bank, a California state chartered commercial bank, (B) the Company owns, directly or indirectly, all the issued and outstanding equity securities of Capital Bank, (C) no equity securities of Capital Bank are or may become required to be issued (other than to it) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which Capital Bank is or may be bound to sell or otherwise transfer any equity securities of Capital Bank (other than to it), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of Capital Bank held by the Company are fully paid and nonassessable and are owned by the Company free and clear of any Liens.

       (i) The Company does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than Capital Bank.

      (ii) Capital Bank has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

    (d)  Corporate Power.  Each of the Company and its Subsidiary has all requisite corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and the Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.

    (e)  Corporate Authority.  As of the date hereof, with respect to each of clauses (i), (ii) and (iii) below, the Company's Board, by resolutions duly adopted by unanimous vote at a meeting duly called and held, has duly (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the Merger and (iii) resolved that such matter be submitted for consideration by its shareholders at a meeting of such shareholders and that such matter be recommended for approval at such meeting. The Company has duly executed and delivered this Agreement and this Agreement is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). The Company Board has received the written opinion of Hoefer & Arnett to the effect that as of the date hereof the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view.

    (f)  Regulatory Approvals; No Defaults.

       (i) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company in connection with the execution, delivery or performance by the Company of this Agreement or to consummate the Merger except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board and the OCC, as required, and (B) filings with federal and state securities authorities and (C) the approval of this Agreement by the affirmative

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  vote of holders of a majority of the outstanding shares of Company Common Stock. As of the date hereof, to the Knowledge of the Company, there is no reason as to the Company why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

      (ii) Subject to receipt of the approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of the Company or to which the Company or any of its properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of association or by-laws (or similar governing documents) of the Company or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

    (g)  Financial Reports and Regulatory Documents.

       (i) The balance sheet of the Company as of December 31, 2000, and the related statements of income, cash flow and changes in financial position of the Company for the year then ended, audited by Vavrinek, Trine, Day & Company, LLP, and the call report of the Company as of September 30, 2001 and for the nine months then ended, fairly present, subject in the case of the call report to recurring year-end audit adjustments normal in nature and amount, the financial position of the Company as of such dates and the results of the operations of the Company for the periods then ended, all in accordance with generally accepted accounting principles ("GAAP") consistently applied. The books and records of the Company have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

      (ii) The Company and Capital Bank have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2000 with (A) the Federal Reserve Board, (B) the FDIC and (C) the CDFI (collectively, the "Regulatory Filings"), and all other material reports and statements required to be filed by it since December 31, 2000, including, without limitation, any report or statement required to be filed pursuant to the laws of the United States or the State of California and the rules and regulations of the Federal Reserve Board, the FDIC or the CDFI, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports, registrations and statements complied in all material respects with all the laws, rules and regulations of the applicable Regulatory Agency with which they were filed.

      (iii) Since December 31, 2000, the Company and Capital Bank have not incurred any liability other than in the ordinary course of business consistent with past practice.

      (iv) Since December 31, 2000, (A) the Company and Capital Bank have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to the Company or Capital Bank.

    (h)  Litigation.  No litigation, claim or other proceeding before any court or Governmental Authority is pending against the Company or Capital Bank and, to the Company's Knowledge, no such

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litigation, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim or other proceeding.

    (i)  Regulatory Matters.  Neither the Company, Capital Bank, nor any of the Company's or Capital Bank's properties, is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Federal Reserve Board) or the supervision or regulation of it (collectively, the "Regulatory Authorities"). The Company and Capital Bank have paid all assessments made or imposed by any Regulatory Authority. The Company and Capital Bank have not been advised by, and do not have any Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

    (j)  Compliance With Laws.  The Company and Capital Bank:

       (i) are in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

      (ii) have all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company's Knowledge, no suspension or cancellation of any of them is threatened; and

      (iii) have received, since December 31, 2000, no notification or communication from any Governmental Authority (A) asserting that the Company or Capital Bank is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company's Knowledge, do any grounds for any of the foregoing exist).

    (k)  Material Contracts; Defaults.  Neither the Company nor Capital Bank is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that would be a "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K with respect to such entity or (ii) that materially restricts the conduct of business by the Company or Capital Bank. Neither the Company nor Capital Bank is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by the Company or Capital Bank is currently outstanding.

    (l)  No Brokers.  No action has been taken by the Company that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to be paid to Hoefer & Arnett.

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    (m)  Employee Benefit Plans.

       (i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and Capital Bank (the "Employees") and current or former directors of the Company and Capital Bank including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, and life and health insurance continuation plans (the "Benefit Plans"), are Previously Disclosed in the Disclosure Schedule. True and complete copies of all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto have been provided or made available to First Community.

      (ii) All Benefits Plans covering Employees, to the extent subject to ERISA, are in substantial compliance with ERISA. Each Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service, and neither the Company nor Capital Bank has any Knowledge of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. There is no material pending or threatened litigation relating to the Benefits Plans. Neither the Company nor Capital Bank has engaged in a transaction with respect to any Benefit Plan or Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

      (iii) No Benefit Plan, ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by the Company or Capital Bank, or single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate") is a "defined benefit plan" as defined in Section 414(j) of the Code. Neither the Company nor Capital Bank have incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).

      (iv) All contributions required to be made under the terms of any Benefit Plan have been timely made. The Company has not provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

      (v) Neither the Company nor Capital Bank has any obligations for retiree or director health and life benefits under any Benefit Plan. The Company or Capital Bank may amend or terminate any such Benefit Plan at any time without incurring any liability thereunder.

      (vi) None of the execution of this Agreement, shareholder approval of this Agreement or consummation of the transactions contemplated by this Agreement will (A) entitle any employees of the Company or Capital Bank to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Benefit Plans or (D) result in any payment that would be a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

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    (n)  Labor Matters.  Neither the Company nor Capital Bank are a party to and are not bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is either the Company or Capital Bank the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or Capital Bank to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to the Company's Knowledge, threatened, nor is the Company or Capital Bank aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

    (o)  Environmental Matters.  The Company and Capital Bank have complied at all times with applicable Environmental Laws; (ii) no real property (including buildings or other structures) currently or formerly owned or operated by the Company or Capital Bank, or, to the Knowledge of the Company, any property in which the Company and Capital Bank has held a security interest, Lien or a fiduciary or management role ("Company Loan Property"), has been contaminated with, or has had any release of, any Hazardous Substance; (iii) the Company or Capital Bank could not be deemed the owner or operator of any Company Loan Property under any Environmental Law which such Company Loan Property has been contaminated with, or has had any release of, any Hazardous Substance; (iv) the Company and Capital Bank are not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) the Company and Capital Bank have not received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vi) the Company and Capital Bank are not subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; (vii) to the Company's Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving the Company or Capital Bank, any currently or formerly owned or operated property, or any Company Loan Property, that could reasonably be expected to result in any claims, liability or investigations against the Company or Capital Bank, result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any Company Loan Property and (viii) the Company has delivered to First Community copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company and Capital Bank, and any currently or formerly owned or operated property or any Company Loan Property.

    As used herein, the term "Environmental Laws" means any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance and the term "Hazardous Substance" means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance which is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

    (p)  Tax Matters.

       (i) (A) The Company and Capital Bank (I) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by it and all such filed Tax Returns are materially true, complete and accurate; (II) have paid in full or accrued all Taxes that are required to have been paid or accrued and has withheld from amounts owing to any employee, creditor or third party all amounts that the

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  Company is obligated to have withheld; (III) in the case of any Tax Return required to be retained prior to the Effective Date in respect of any information reporting or other tax requirements, has retained properly completed Tax Returns in each of the Company's or Capital Bank's files, as appropriate; and (IV) has materially complied with all information reporting (and related withholding) requirements related to payments to, and transaction completed for, customers, (B) the Tax Returns referred to in clause (i)(A) have been examined by the Internal Revenue Service or the appropriate taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (C) all deficiencies asserted or assessments made as a result of such examinations have been paid in full or otherwise finally resolved, (D) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i)(A) are currently pending, (E) neither the Company nor Capital Bank have waived any statute of limitations with respect to Taxes that has continuing effect or agreed to any extension of time with respect to a Tax assessment or deficiency that has continuing effect, (F) as of the date hereof, neither the Company nor Capital Bank have been advised in writing by an appropriate taxing authority of any audits, examinations, investigations or other proceedings in respect of Taxes or tax matters, and (G) as of the date hereof, the Company has made available to First Community true and correct copies of all material income, franchise, capital and similar Tax Returns filed by the Company for all taxable years or periods for which the relevant statute of limitations has not expired.

      (ii) There are no Liens on any of the Company's or Capital Bank's assets that arose in connection with any failure (or alleged failure) to pay any Tax, except with respect to Liens for the payment of taxes not yet due and payable.

      (iii) Neither the Company nor Capital Bank will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Effective Time to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law), in taxable income for any Tax period beginning on or after the Effective Time, or (B) any "closing agreement" as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time.

      (iv) Neither the Company nor Capital Bank nor any predecessor to the Company or Capital Bank have made with respect to the Company or any predecessor of the Company any consent under Section 341 of the Code.

      (v) Neither the Company nor Capital Bank will, as a result of the transactions contemplated by this Agreement, be obligated to make a payment that will not be deductible under Section 280G of the Code.

      (vi) Neither the Company nor Capital Bank have any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Regulatory Filings filed prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Regulatory Filings filed on or prior to the date hereof.

     (vii) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or Capital Bank.

     (viii) (A) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transaction contemplated by this Agreement and (B) all Taxes that the Company or Capital Bank are or were required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other Person.

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      (ix) Neither the Company nor Capital Bank has been a party to any distribution occurring during the last 3 years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code (or any similar provision of state, local or foreign law) applied.

      (x) None of the assets of the Company or Capital Bank is property that is required to be treated as being owned by any other person pursuant to the "safe harbor" lease provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954.

    (q)  Risk Management Instruments.  Neither the Company nor Capital Bank is a party nor has it agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a "Derivatives Contract") or owns securities that (i) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance. All of such Derivatives Contracts or other instruments, are legal, valid and binding obligations of the Company or Capital Bank enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), and are in full force and effect. The Company and Capital Bank have duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued; and, to the Company's Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which would have or would reasonably be expected to have a Material Adverse Effect on the Company.

    (r)  Books and Records.  The books and records of the Company and Capital Bank have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position of the Company and Capital Bank.

    (s)  Insurance.  The Company and Capital Bank have Previously Disclosed all of the insurance policies, binders, or bonds maintained by the Company ("Insurance Policies"). The Company and Capital Bank are insured with reputable insurers against such risks and in such amounts as the management of the Company and Capital Bank reasonably had determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; the Company and Capital Bank are not in material default thereunder; and all claims thereunder have been filed in a due and timely fashion.

    (t)  Allowance For Loan Losses.  Capital Bank's Allowance for Loan Losses ("ALL") is, and shall be as of the Effective Date, in compliance with Capital Bank's existing methodology for determining the adequacy of its ALL as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

    (u)  Trust Business.  Neither the Company nor Capital Bank serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor for any fiduciary accounts.

    (v)  Transactions With Affiliates.  Neither the Company nor Capital Bank have had transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

    5.04.  Representations and Warranties of First Community.  Subject to Section 5.02, First Community hereby represents and warrants to the Company as follows:

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    (a)  Organization, Standing and Authority.  First Community is duly organized, validly existing and in good standing under the laws of the State of California. First Community is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. First Community has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

    (b)  First Community Stock.

       (i) As of the date hereof, the authorized capital stock of First Community consists solely of 15,000,000 shares of First Community Common Stock, of which no more than 5,300,000 shares were outstanding as of the date hereof, and 5,000,000 shares of First Community Preferred Stock, of which no shares were outstanding as of the date hereof.

      (ii) The shares of First Community Common Stock to be issued in exchange for shares of Company Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right. The shares of First Community Common Stock to be issued in exchange for shares of Company Stock in the Merger will be issued (x) pursuant to an effective registration statement or applicable exemption under the Securities Act and (y) pursuant to effective registrations or exemptions under state securities laws, as applicable.

    (c)  Subsidiaries.  Each of the First Community Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and it owns, directly or indirectly, all the issued and outstanding equity securities of Rancho Santa Fe National Bank. Rancho Santa Fe National Bank is duly licensed by the relevant Regulatory Authority, and its deposits are insured by the Bank Insurance Fund in the manner and to the fullest extent provided by law.

    (d)  Corporate Power.  Each of First Community and the Rancho Santa Fe National Bank have all requisite corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; First Community has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

    (e)  Corporate Authority.  This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of First Community and the First Community Board. This Agreement has been duly executed and delivered by First Community and this Agreement is a valid and legally binding agreement of First Community enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

    (f)  Regulatory Approvals; No Defaults.

       (i) Based on the number of shares of First Community Common Stock and Company Common Stock outstanding as of the date of this Agreement, no consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by First Community in connection with the execution, delivery or performance by First Community of this Agreement or to consummate the Merger except for (A) filings of applications or notices with and approvals or waivers by the Federal Reserve Board the OCC and the CDFI, as required, (B) filings with federal and state securities authorities and (C) approval of the listing of the First Community Common Stock to be issued hereunder on

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  Nasdaq. As of the date hereof, to the Knowledge of First Community, there is no reason as to First Community why the approvals set forth in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

      (ii) Subject to receipt, or the making, of the consents, approvals and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by First Community and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or Agreement, indenture or instrument of First Community or to which First Community or its properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or by-laws of First Community or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

    (g)  Financial Reports and SEC Documents; Material Adverse Effect.

       (i) First Community's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2000 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, First Community's "SEC Documents") with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of First Community as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of First Community for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

      (ii) Since December 31, 2000, First Community has conducted its respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to First Community.

    (h)  No Brokers.  Except for a fee paid to Castle Creek Capital LLC, no action has been taken by First Community that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement.

    (i)  Litigation.  No litigation, claim or other proceeding before any court or Governmental Authority is pending against First Community or Rancho Santa Fe National Bank and, to First Community's Knowledge, no such litigation, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim or other proceeding.

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    (j)  Regulatory Matters.  Neither First Community, Rancho Santa Fe National Bank nor any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority. First Community and Rancho Santa Fe National Bank have paid all assessments made or imposed by any Regulatory Authority. First Community has not been advised by, and does not have any Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

ARTICLE VI

COVENANTS

    6.01.  Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each of the Company and First Community agree to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger and the Bank Merger as promptly as reasonably practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other party hereto to that end.

    6.02.  Shareholder Approval.  The Company agrees to take, in accordance with applicable law and the Company Articles and Company By-Laws, all action necessary to convene as soon as reasonably practicable a meeting of its shareholders to consider and vote upon the approval of this Agreement and the Merger and any other matters required to be approved by the Company's shareholders for consummation of the Merger (including any adjournment or postponement, the "Company Meeting"), in each case within 45 calendar days after delivery of the Proxy Statement. Except with the prior approval of First Community, no other matters shall be submitted for the approval of the Company shareholders. Subject to fiduciary obligations under applicable law, the Company Board shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its shareholders.

    6.03.  Registration Statement.  (a) First Community agrees to prepare a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by First Community with the SEC in connection with the issuance of First Community Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the "Proxy Statement") and all related documents). The Company shall prepare and furnish such information relating to it and its directors, officers and shareholders as may be reasonably required in connection with the above referenced documents, and the Company shall have the right to review such Registration Statement not less than five days prior to its filing with the SEC. The Company agrees to cooperate with First Community and First Community's counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. Provided that the Company has cooperated as described above, First Community agrees to file, or cause to be filed, the Registration Statement and the Proxy Statement with the SEC as promptly as reasonably practicable but in no event later than 60 days after the date hereof. Each of the Company and First Community agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. First Community also agrees to use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

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After the Registration Statement is declared effective under the Securities Act, the Company shall promptly mail at its expense the Proxy Statement to its shareholders.

    (b) Each of the Company and First Community agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and the Proxy Statement and any amendment or supplement thereto shall, at the date of mailing to shareholders and at the time of the Company Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of the Company and First Community further agrees that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement

    (c) First Community agrees to advise the Company, promptly after First Community receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Community Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent First Community is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

    6.04.  Press Releases.  The Company and First Community shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of Nasdaq. The Company and First Community shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

    6.05.  Access; Information.  (a) The Company agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford First Community and First Community's officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel and to such other information as First Community may reasonably request and, during such period, it shall, as promptly as is reasonably practicable, furnish to First Community all information concerning its business, properties and personnel as First Community may reasonably request.

    (b) Without limiting the generality of Section 6.05(a), prior to the Effective Time, First Community and First Community's representatives shall have the right to conduct a review to determine (i) that the assets, books, records and operations of the Company are in satisfactory condition and will not in a material way adversely impact First Community after consummation of the transactions contemplated hereby and (ii) the accuracy of the representations and warranties and the satisfaction of the conditions to closing as provided hereunder.

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    (c) The Company agrees that, subject to applicable laws, it shall cooperate in good faith with First Community on mutually agreed operating issues which the parties agree have priority.

    (d) First Community agrees that, upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the Company and its authorized representatives such access to First Community's personnel as the Company may reasonably request.

    (e) The parties acknowledge that each of First Community and the Company has previously executed a Confidentiality Agreement, dated as of August 29, 2001 as part of a due diligence review conducted by the parties, which confidentiality agreements shall continue in full force and effect in accordance with their terms.

    6.06.  Acquisition Proposals  The Company agrees that neither it nor any of its officers or directors shall, and that it shall direct and use its reasonable best efforts to cause its Subsidiary and its Subsidiary's employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or substantially all of the assets of the Company or more than 10% of the outstanding equity securities of the Company (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Company further agrees that neither the Company nor its Subsidiary nor any of their respective officers and directors shall, and that it shall direct and use its reasonable best efforts to cause its Subsidiary and its Subsidiary's employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Company Board from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company Board receives from the Person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal or (D) recommending such an Acquisition Proposal to the shareholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (B), (C) or (D) above, the Company Board determines in good faith (after consultation with outside legal counsel) that such action would, in the absence of the foregoing proscriptions, be legally required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) in the case referred to in clause (D) above, the Company Board determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the Merger (any such more favorable Acquisition proposal being referred to in this Agreement as a "Superior Proposal"). The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. The Company agrees that it will notify First Community within three calendar days if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives.

    6.07.  Certain Policies  Prior to the Effective Date, the Company shall, consistent with GAAP and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of First Community; provided, however, that in any event, no accrual or reserve made by the Company pursuant to this Section 6.07 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation,

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warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of the Company or its management with any such adjustments.

    6.08.  Affiliate Agreements  Not later than the 15th day prior to the mailing of the Proxy Statement, Company shall deliver to First Community a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the Company Meeting, deemed to be an "affiliate" of the Company (each, a "Company Affiliate") as that term is used in Rule 145 under the Securities Act. The Company shall use its best efforts to cause each person who may be deemed to be a Company Affiliate to execute and deliver to First Community on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit C.

    6.09.  Regulatory Applications  (a) Each of First Community and the Company shall, and shall cause their respective Subsidiaries to, cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement including, without limitation, the Bank Merger; and any initial filings with Governmental Authorities shall be made by First Community as soon as reasonably practicable after the execution hereof but, provided that the Company has cooperated as described above, in no event later than 60 calendar days after the date hereof. Each of First Community and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as is reasonably practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party shall keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

    (b) Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries to any third party or Governmental Authority.

    6.10.  Indemnification  (a) Following the Effective Time, First Community shall indemnify, defend and hold harmless each present and former director and officer of the Company and its Subsidiary (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement or any related agreement, but excluding any Costs arising out of any violation or alleged violation of the Exchange Act or the rules and regulations thereunder with respect to insider trading) to the fullest extent that the Company is permitted to indemnify (and advance expenses to) its directors or officers under the CCC, the Company Articles and the Company By-Laws as in effect on the date hereof; provided that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under the CCC, the Company Articles and the Company By-Laws shall be made by independent counsel selected by First Community, reasonably acceptable to the Indemnified Party; and provided, further, that in the absence of judicial precedent to the contrary, such counsel, in

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making such determination, shall presume such officer's or director's conduct complied with such standard and First Community shall have the burden to demonstrate that such officer's or director's conduct failed to comply with such standard.

    (b) For a period of three years from the Effective Time, First Community shall use its commercially reasonable efforts to provide that portion of director's and officer's liability insurance that serves to reimburse the present and former officers and directors (determined as of the Effective Time) of the Company (as opposed to the portion that serves to reimburse the Company) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company; provided, however, that in no event shall First Community be required to expend on an annual basis more than 150% of the current amount expended on an annual basis by the Company (the "Insurance Amount") to maintain or procure such director's and officer's insurance coverage; provided, further, that if First Community is unable to maintain or obtain the insurance called for by this Section 6.10(b), First Community shall use its commercially reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of the Company may be required to make application and provide customary representations and warranties to First Community's insurance carrier for the purpose of obtaining such insurance.

    (c) Any Indemnified Party wishing to claim indemnification under Section 6.10(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall as promptly as is reasonably practicable, notify First Community thereof; provided that the failure so to notify shall not affect the obligations of First Community under Section 6.10(a) unless and to the extent that First Community is actually prejudiced as a result of such failure.

    (d) If First Community or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of First Community shall assume the obligations set forth in this Section 6.10.

    6.11.  Benefit Plans  (a) From and after the Effective Time, First Community shall provide employees of the Company and Capital Bank who remain as employees of First Community or any of its Subsidiaries with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of First Community and the First Community Subsidiaries. First Community shall cause each employee benefit plan, program, policy or arrangement of First Community in which employees of the Company and Capital Bank are eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with the Company and Capital Bank to the same extent as such service was credited for such purpose by the Company and Capital Bank. Nothing herein shall limit the ability of First Community to amend or terminate any of the Benefit Plans in accordance with their terms at any time and nothing herein shall be deemed to provide employees with duplicative payments or benefits under the Benefit Plans and the compensation and employee benefit plans, programs and arrangements maintained by First Community or any of its Subsidiaries.

    (b) First Community shall honor, or shall cause its applicable Subsidiary (including, without limitation, its Subsidiaries following the Merger) to honor, and shall continue to be obligated to perform, or shall cause its applicable Subsidiary (including, without limitation, its Subsidiaries following the Merger) to continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees and directors of the Company and Capital Bank existing as of the time immediately prior to the Merger, as well as all employment or severance agreements, plans or policies of the Company or Capital Bank which are Previously Disclosed.

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    (c) If employees or directors of the Company or Capital Bank become eligible to participate in a medical, dental or health plan of First Community, First Community shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable medical, health or dental plans of the Company or Capital Bank, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous Benefit Plan prior to the Effective Time.

    (d) Without limiting the generality of Section 6.11(a), First Community agrees to credit all employees with time served for their employment with the Company or Capital Bank for purposes of eligibility for benefits available under the First Community Employee Severance Pay Plan Policy dated August 23, 2000 (the "Severance Plan") and any applicable incentive compensation plan of First Community ("Incentive Plan") upon the terms and conditions of the Severance Plan and the Incentive Plan, respectively; provided, however, any benefits an employee would otherwise receive under the Severance Plan or Incentive Plan, as the case may be, shall be offset by any severance benefits or incentive bonus provided to such employee under any severance agreement or incentive pool, plan or policy of the Company or Capital Bank.

    6.12.  Notification of Certain Matters  Each of the Company and First Community shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

    6.13.  Covenant Relating to the Tax Status of the Agreement.  First Community and the Company intend that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of section 368(a) of the Code and that each of First Community and the Company will be a party to the reorganization within the meaning of section 368(b) of the Code. Each party will (and will cause each of its Subsidiaries to) both before and after the Effective Time (i) use reasonable efforts to cause the Agreement to so qualify; (ii) refrain from taking any action that would reasonably be expected to cause the Agreement to fail to so qualify; and (iii) take the position for all purposes that the Agreement so qualifies.

    6.14.  Bank Merger.  The Company and Capital Bank shall, at the request of First Community (i) take all necessary corporate and other action, to adopt and approve the Bank Merger; (ii) execute, deliver and, where appropriate, file any and all documents necessary or desirable to permit the Bank Merger immediately following consummation of the Merger; and (iii) take and cause to be taken any other action to permit the consummation of any transactions contemplated in connection with the Bank Merger. Neither the Company nor Capital Bank shall take any action that would prevent performance of the Agreement of Bank Merger or any other transactions contemplated in connection with the Bank Merger. First Community and Rancho Santa Fe National Bank may at any time prior to the Effective Time of the Bank Merger change the method of effecting the combination of Rancho Santa Fe National Bank with Capital Bank if and to the extent it deems such change to be necessary, appropriate or desireable; provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration to be issued to the holders of the Company Common Stock as provided for in this Agreement, (ii) adversely affect the tax treatment of the Company's shareholders as a result of receiving the Merger Consideration, including, without limitation, any adverse effect upon the tax-free treatment, (iii) materially impede or delay consummation of the transactions contemplated by this Agreement, or (iv) otherwise be materially prejudicial to the interests of the shareholders of the Company.

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    6.15.  Shareholder Agreements.  Certain shareholders of the Company identified in the Company's Disclosure Schedule, in exchange for good and valuable consideration, have executed and delivered to First Community shareholder agreements substantially in the form of Exhibit A hereto (the "Shareholder Agreements"), committing such persons, (i) to vote their shares of Company Common Stock in favor of this Agreement and (ii) to certain representations concerning the ownership of Company Common Stock and First Community Common Stock to be received as a result of the Merger.

    6.16.  Nasdaq Listing.  First Community agrees to use its reasonable best efforts to list, prior to the Effective Date, on the Nasdaq the shares of First Community Common Stock to be issued to the holders of Company Common Stock in the Merger.

    6.17.  Robert H. Sporrer.  As of the Effective Time, First Community agrees to appoint and elect Robert H. Sporrer as a director and Chairman of the Board of Rancho Santa Fe National Bank.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

    7.01.  Conditions to Each Party's Obligation to Effect the Merger  The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or written waiver by the parties hereto prior to the Effective Time of each of the following conditions:

    (a)  Shareholder Approvals.  This Agreement and the Merger shall have been duly approved by the affirmative vote of holders of not less than a majority of the outstanding shares of the Company Common Stock.

    (b)  Regulatory Approvals.  All regulatory approvals required to consummate the transactions contemplated hereby, including the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the First Community Board reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on First Community and its Subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that First Community would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

    (c)  No Injunction.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

    (d)  Registration Statement  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

    (e)  Listing  The shares of First Community Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq.

    7.02.  Conditions to Obligation of the Company  The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver by the Company prior to the Effective Time of each of the following conditions:

    (a)  Representations and Warranties.  The representations and warranties of First Community set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02 shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the

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Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and the Company shall have received a certificate, dated the Effective Date, signed on behalf of First Community by the Chief Executive Officer and the Chief Financial Officer of First Community to such effect.

    (b)  Performance of Obligations of First Community.  First Community shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate, dated the Effective Date, signed on behalf of First Community by the Chief Executive Officer and the Chief Financial Officer of First Community to such effect.

    7.03.  Conditions to Obligation of First Community.  The obligation of First Community to consummate the Merger is also subject to the fulfillment or written waiver by First Community prior to the Effective Time of each of the following conditions:

    (a)  Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and First Community shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

    (b)  Performance of Obligations of Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and First Community shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

    (c)  Performance of Obligations of the Shareholders.  The Shareholders shall have performed in all material respects all obligations required to be performed by them under the Shareholder Agreements, provided, however, that this condition shall be deemed to be satisfied notwithstanding any failure to perform such obligations unless any such failure or failures, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the Company and, if requested by First Community, First Community shall have received a certificate, dated the Effective Date, signed by each Shareholder to such effect with respect to such Shareholder.

    (d)  Shareholders' Equity and Reserves.  As of the end of the month immediately preceding the Effective Date, (i) the shareholders' equity of the Company shall not be less than $9,779,000 and (ii) the Company's ALL shall not be less than $869,000 in each case as determined in accordance with GAAP, consistently applied.

    (e)  Directors' Resignations.  First Community shall have received the written resignation of each director of the Company and Capital Bank, effective as of the Effective Time.

    (f)  Opinion of First Community's Counsel.  First Community shall have received an opinion of Sullivan & Cromwell, special counsel to First Community dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of First Community and the Company will be a party to the reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Sullivan & Cromwell may require and rely upon representations contained in letters from the Company, First Community and shareholders of the Company.

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ARTICLE VIII

TERMINATION

    8.01.  Termination  This Agreement may be terminated, and the Merger may be abandoned:

    (a)  Mutual Consent  At any time prior to the Effective Time, by the mutual consent of First Community and the Company if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

    (b)  Breach  At any time prior to the Effective Time, by First Community or the Company if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of: (i) a breach by First Community or the Company, as the case may be, of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach; (ii) a breach by First Community or the Company, as the case may be, of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach or (iii) in the case of a termination by First Community, a breach by a Shareholder or Shareholders of any of the covenants or agreements contained in the Shareholder Agreements, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach, provided that such breach (whether under (i), (ii) or (iii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect with respect to First Community or the Company, as the case may be.

    (c)  Delay  At any time prior to the Effective Time, by First Community or the Company if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by June 30, 2002, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of (i) the party seeking to terminate pursuant to this Section 8.01(c), (ii) Rancho Santa Fe National Bank (if First Community is the party seeking to terminate) or (iii) any of the Shareholders (if the Company is the party seeking to terminate), which action or inaction is in violation of its obligations under this Agreement or, in the case of the Shareholders, his, her or its obligations under the relevant Shareholder Agreement.

    (d)  No Approval  By the Company or First Community, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority or (ii) the shareholder approval referred to in Section 7.01(a) herein is not obtained at the Company Meeting.

    (e)  Failure to Recommend  At any time prior to the Company Meeting, by First Community if the Company shall have breached Section 6.06 or the Company Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of First Community.

    8.02.  Effect of Termination and Abandonment  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 9.01 and (ii) that termination will not relieve a breaching party from liability for any willful breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.

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ARTICLE IX

MISCELLANEOUS

    9.01.  Survival  No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Section 6.10, 6.13 and this Article IX, which shall survive the Effective Time), or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.05(e) and 8.02 and this Article IX, which shall survive any such termination).

    9.02.  Waiver; Amendment  Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting, this Agreement may not be amended if it would reduce the consideration to be received by the Company shareholders in the Merger or be in violation of applicable law.

    9.03.  Counterparts  This Agreement may be executed in one or more counterparts, or facsimile counterparts, each of which shall be deemed to constitute an original.

    9.04.  Governing Law  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law are applicable).

    9.05.  Expenses  Except as otherwise provided herein, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

    9.06.  Notices  All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to the Company to:

    W.H.E.C., Inc.
    2602 El Camino Real
    P.O. Box 9007
    Carlsbad, CA 92008
    Attention: Robert H. Sporrer
    Facsimile: (760) 434-8796

    With a copy to:

    Solomon Grindle Silverman & Spinella
    12555 High Bluff Drive, Suite 260
    San Diego, CA 92130
    Attention: Thomas L. Grindle, Esq.
    Facsimile: (858) 793-8511

    If to First Community to:

    First Community Bancorp
    6110 El Tordo Road
    Rancho Santa Fe, California 92067
    Attention: Matthew P. Wagner
    Facsimile: (858) 756-2980

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    With a copy to:

    Sullivan & Cromwell
    1888 Century Park East, Suite 2100
    Los Angeles, California 90067-1725
    Attention: Stanley F. Farrar, Esq.
    Facsimile: (310) 712-8800

    9.07.  Entire Understanding; No Third Party Beneficiaries  This Agreement, together with the Disclosure Schedules hereto, the Shareholder Agreements, the Non-Competition Agreements and the Confidentiality Agreements represent the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby and thereby and this Agreement, the Shareholder Agreements, the Non-Competition Agreements and the Confidentiality Agreements supersede any and all other oral or written agreements heretofore made. Except for Section 6.10, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

    9.08.  Effect  No provision of this Agreement shall be construed to require the Company, First Community or any of their respective Subsidiaries, affiliates or directors to take any action or omit to take any action which action or omission would violate applicable law (whether statutory or common law), rule or regulation. However, where such an action is otherwise required by this Agreement, this Section 9.08 shall not relieve a party from liability for failure to perform such action.

    9.09.  Severability  Except to the extent that application of this Section 9.09 would have a Material Adverse Effect on the Company or First Community, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

    9.10.  Enforcement of the Agreement  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto consents to submit itself (without making such jurisdiction exclusive) to the personal jurisdiction of any federal court in the Southern District of California in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement.

    9.11.  Interpretation  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

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    IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

W.H.E.C., INC.
By:	/s/ ROBERT H. SPORRER

Name:	Robert H. Sporrer
Title:	Chairman
FIRST COMMUNITY BANCORP
By:	/s/ MATTHEW P. WAGNER

Name:	Matthew P. Wagner
Title:	President and Chief Executive Officer

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DRAFT

APPENDIX B

December 19, 2001

Members of the Board of Directors
W.H.E.C. Incorporated
2602 El Camino Real
P.O. Box 9007
Carlsbad, California 92008

Dear Members of the Board:

    You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, no par value, of W.H.E.C., Incorporated parent of its sole subsidiary Capital Bank of North County ("W.H.E.C." or "the Company" as to the fairness of the Merger Consideration, as defined in the Agreement and Plan of Merger dated as of November 12, 2001 (the "Agreement"), in the proposed merger (the "Merger") of W.H.E.C. Incorporated with and into First Community Bancorp ("FCBP" or "First Community").

    Hoefer & Arnett Incorporated, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with purchases and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Hoefer & Arnett Incorporated provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, of FCBP for its own account and for the accounts of customers.

    In connection with this opinion, we have reviewed, among other things, the Agreement; the Annual Report to Shareholders of W.H.E.C. for the year ended December 31, 2000 Annual Report; FFIEC Consolidated Reports of W.H.E.C. for the year ended December 31, 2000, and quarters ended March 31, 2001; and June 30, 2001, certain interim reports to shareholders and FFIEC Consolidated Report of First Community for the quarter ended June 30, 2001. We also have held discussions with members of the senior management of W.H.E.C regarding the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, regulatory relationships, financial condition and future prospects of W.H.E.C.. [In addition, we have reviewed the reported price and trading activity for the shares of W.H.E.C., compared certain financial and stock market information for W.H.E.C. and FCBP with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial banking industry and performed such other studies and analyses as we considered appropriate.]

    We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of W.H.E.C. are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of W.H.E.C., FCBP or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed, with your consent, that the Merger will be accounted for as a purchase under generally accepted accounting principles and that obtaining any necessary regulatory approvals and third party consents for the Merger or otherwise will not have a material adverse effect on W.H.E.C., FCBP or the combined company pursuant to the

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Merger. In addition, our opinion does not address the relative merits of the Merger as compared to any alternative business transaction that might be available to W.H.E.C..

    Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of W.H.E.C. in connection with its consideration of the Merger and such opinion does not constitute a recommendation as to how any holder of shares of W.H.E.C. should vote with respect to such transaction.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Merger Consideration pursuant to the Agreement is fair from a financial point of view to the holders of the outstanding shares of Common Stock of W.H.E.C., Incorporated.

Very truly yours,
HOEFER & ARNETT INCORPORATED

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APPENDIX C

Excerpt from the California General Corporation Law Concerning Dissenters' Rights

CORPORATIONS CODE
TITLE 1. CORPORATIONS
DIVISION 1. GENERAL CORPORATION LAW
CHAPTER 13. DISSENTERS' RIGHTS

      §1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

    (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

    (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

      1)  Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (0) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

      2)  Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisions in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

      3)  Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

      4)  Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

    (a) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

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      §1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

    (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

    (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

      §1302. Submission of share certificates for endorsement; uncertificated securities

    (a) Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

      §1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

    (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

C–2

    (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

      §1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

    (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

    (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

    (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

      §1305. Report of appraisers; confirmation; determination by court; judgment payment; appeal; costs

    (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

    (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

    (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

    (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

    (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

C–3

      §1306. Prevention of immediate payment; status as creditors; interest

    (f)  To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

      §1307. Dividends on dissenting shares

    Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

      §1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

    Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

      §1309. Termination of dissenting share and shareholder status

    Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

    (j)  The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

    (k) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

    (l)  The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (m) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

      §1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders' approval

    (a) If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

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      §1311. Exempt shares

    This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

      §1312. Right of dissenting shareholders to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions

    (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

    (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

    (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

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APPENDIX F

Index to Financial Statements

W.H.E.C., Inc
Independent Auditors' Report	F-2
Consolidated Financial Statements as of and for the Years Ended December 31, 2000 and 1999	F-3
Unaudited Condensed Consolidated Financial Statements	F-21

F–1

INDEPENDENT AUDITORS' REPORT

     Board of Directors and Shareholders
W.H.E.C., Inc. and Subsidiary

    We have audited the consolidated balance sheets of W.H.E.C., Inc. and Subsidiary ("the Company") as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity, and cash flows of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H.E.C., Inc. and Subsidiary as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

VAVRINEK, TRINE, DAY & CO., LLP

Laguna Hills, California
January 11, 2001

F–2

W.H.E.C., INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2000 and 1999

	2000	1999
ASSETS
Cash and due from banks	$7,723,261	$6,401,169
Federal funds sold	30,545,000	17,235,000

Total cash and cash equivalents	38,268,261	23,636,169
Certificates of deposit	549,000	549,000
Investment securities—available for sale	8,789,386	8,857,184
Federal Reserve Bank stock, at cost	119,050	119,050
Loans—net	72,368,322	63,657,938
Bank premises and equipment—net	1,384,770	1,309,675
Accrued interest receivable	588,028	493,791
Cash surrender value of life insurance	2,328,266	2,233,076
Other assets	652,114	764,196

Total assets	$125,047,197	$101,620,079

LIABILITIES & SHAREHOLDER'S EQUITY
Deposits
Demand—non-interest bearing	$40,315,230	$33,466,072
Money market and NOW	45,339,239	28,507,634
Savings	3,777,358	3,705,478
Time certificates $100,000 or more	11,694,536	11,545,841
Other time certificates	14,228,292	16,358,739

Total deposits	115,354,655	93,583,764
Other liabilities	866,685	660,953

Total liabilities	116,221,340	94,244,717
Commitments and Contingencies—Note 4 and 12
Shareholders' equity
Common stock, $1.00 par value; 5,000,000 shares authorized, 4,015,341 shares issued and outstanding	4,015,341	4,015,341
Retained earnings	4,810,232	3,480,534
Accumulated other comprehensive income—unrecognized income (loss) on available-for-sale securities, net of taxes of $197 in 2000 and $83,747 in 1999	284	(120,513)

Total shareholders' equity	8,825,857	7,375,362

	$125,047,197	$101,620,079

The accompanying notes are an integral part of these financial statements.

F–3

W.H.E.C., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2000 and 1999

	2000	1999
Interest income:
Loans	$7,369,981	$6,130,649
Investment securities	441,683	457,839
Federal funds sold	1,005,035	542,297
Deposits with financial institutions	31,950	30,605

Total interest income	8,848,649	7,161,390
Interest expense:
Time certificates of deposit of $100,000 or more	610,352	468,255
Other deposits	1,765,161	1,107,811

Total interest expense	2,375,513	1,576,066

Net interest income	6,473,136	5,585,324
Provision for loan losses	125,000	118,000

Net interest income after provision for loan losses	6,348,136	5,467,324
Noninterest income:
Service charges on deposit accounts	892,483	906,445
Gain on sale of SBA loans	—	181,852
Gain on sale of mortgage loans	30,843	122,093
Gain on sale of other real estate owned	—	144,804
Dividends on cash surrender value life insurance	109,829	115,374
Other	360,697	388,905

	1,393,852	1,859,473
Noninterest expense:
Compensation and employee benefits	3,246,497	3,298,652
Occupancy expense of bank premises	620,629	558,480
Equipment expenses	303,830	287,693
Other administrative	1,375,944	1,502,493

	5,546,900	5,647,318

Income before income tax provision	2,195,088	1,679,479
Income tax provision	865,390	628,060

NET INCOME	$1,329,698	$1,051,419

Per share data:
Net income—basic	$0.33	$0.26

Net income—diluted	$0.31	$0.25

The accompanying notes are an integral part of these financial statements.

F–4

W.H.E.C., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2000 and 1999

	Common Stock
					Accumulated Other Comprehensive Income
	Number of Shares	Amount	Comprehensive Income	Retained Earnings		Total
Balance at January 1, 1999	4,015,341	$4,015,341		$2,429,115	$45,543	$6,489,999
Comprehensive Income:
Net income			$1,051,419	1,051,419		1,051,419
Net unrealized loss on available-for-sale securities, net of taxes of $115,396			(166,056)		(166,056)	(166,056)

Total Comprehensive Income			$885,363

Balance at December 31, 1999	4,015,341	4,015,341		3,480,534	(120,513)	7,375,362
Comprehensive Income:
Net income			$1,329,698	1,329,698		1,329,698
Net unrealized appreciation on available-for-sale securities, net of taxes of $83,944			120,797		120,797	120,797

Total Comprehensive Income			$1,450,495

Balance at December 31, 2000	4,015,341	$4,015,341		$4,810,232	$284	$8,825,857

The accompanying notes are an integral part of these financial statements.

F–5

W.H.E.C., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2000 and 1999

	2000	1999
Cash flows from operating activities:
Net income	$1,329,698	$1,051,419
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	278,490	249,682
Provision for loss on Other Real Estate Owned	—	36,663
Provision for loan losses	125,000	118,000
Gain on sales of loans	(30,843)	(303,945)
Gain on sale of other real estate owned	—	(144,804)
Deferred income taxes	(158,000)	(147,000)
Net increase in cash surrender value life insurance	(95,190)	(105,835)
Changes in operating assets and liabilities:
Accrued interest receivable	(94,237)	(127,515)
Other assets	228,125	62,955
Other liabilities	229,732	251,276

Net cash provided by operating activities	1,812,775	940,896
Cash flows from investing activities:
Net increase in certificates of deposit	—	(5,000)
Purchases of available-for-sale investment securities	—	(4,107,031)
Proceeds from maturities and calls of issuer of availability-for-sale investment securities	206,552	1,448,134
Net (Purchase) proceeds from FRB stock	—	67,000
Net increase in loans made to customers	(8,804,541)	(8,398,369)
Proceeds from sale of Other Real Estate Owned	—	228,419
Capital expenditures	(353,585)	(697,870)

Net cash used for investing activities	(8,951,574)	(11,464,717)
Cash flows from financing activities:
Net increase in demand and savings deposits	23,752,643	1,065,355
Net increase (decrease) in time deposits	(1,981,752)	8,286,835

Net cash provided by financing activities	21,770,891	9,352,190

Net increase (decrease) in cash and cash equivalents	14,632,092	(1,171,631)
Cash and cash equivalents at beginning of year	23,636,169	24,807,800

Cash and cash equivalents at end of year	$38,268,261	$23,636,169

Cash paid during the year for:
Interest	$2,358,757	$1,566,320
Income taxes	$934,080	$755,512

The accompanying notes are an integral part of these financial statements.

F–6

W.H.E.C., INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000 and 1999

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Details of Consolidation

    The financial statements include the accounts of W.H.E.C., Inc. (the "Company") and Capital Bank of North County. W.H.E.C., Inc. has no significant business operations other than holding the stock of Capital Bank of North County.

Nature of Operations

    Capital Bank of North County (the "Bank") has been organized and operates as a single reporting segment and operates five branches and one loan production office in San Diego County. The Bank's principal lines of business are real estate, commercial and SBA guaranteed loans. The Bank's commercial loan portfolio is diverse as to the industries represented. The real estate portfolio includes credits to many different borrowers for a variety of projects and for residential real estate.

Use of Estimates in the Preparation of Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one day periods.

Cash and Due From Banks

    Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2000.

    The Bank maintains amounts due from banks, which exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Investment Securities

    Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

    Investments not classified as trading securities nor as held to maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the

F–7

interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Loans Held for Sale

    Mortgage and SBA loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans

    Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

    Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

    The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

    For impairment recognized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for loan losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for loan losses that otherwise would be reported.

Allowance for Loan Losses

    The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Premises and Equipment

    Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

F–8

Other Real Estate Owned

    Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenue and expenses from operations and additions to the valuation allowance are included in other expenses.

Income Taxes

    Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Financial Instruments

    In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Disclosure About Fair Value of Financial Instruments

    SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The Bank's estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies.

    However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Bank could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet date and, therefore, current estimates of fair value may differ significantly from the amounts presented in the accompanying notes.

Comprehensive Income

    Beginning in 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which requires the disclosure of comprehensive income and its components. Changes in unrealized gain (loss) on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Company.

F–9

Earnings Per Shares (EPS)

    Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Reclassifications

    Certain reclassifications were made to prior years' presentations to conform to the current year. These classifications are of a normal recurring nature.

Current Accounting Pronouncements

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended in 2000 by SFAS No. 138). This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This new standard was originally effective for 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133". This Statement establishes the effective date of SFAS No. 133 for 2001. SFAS No. 133 is not expected to have a material impact on the Company's financial statements.

NOTE 2—INVESTMENTS

    Debt and equity securities have been classified in the statements of condition according to management's intent. The carrying amount of securities and their approximate fair value at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale:
December 31, 2000
US Treasury securities and obligations of US government	$5,048,083	$9,094	$2,284	$5,054,893
Municipalities	3,725,559	7,797	13,822	3,719,534
Mortgage-backed securities	15,264	—	305	14,959

Total securities available-for-sale	$8,788,906	$16,891	$16,411	$8,789,386

December 31, 1999
US Treasury securities and obligations of US government	$5,234,107	$—	$124,210	$5,109,897
Municipalities	3,780,308	705	80,285	3,700,728
Mortgage-backed securities	47,029	—	470	46,559

Total securities available-for-sale	$9,061,444	$705	$204,965	$8,857,184

F–10

    Investment securities carried at approximately $7,655,000 and $6,890,000 at December 31, 2000 and December 31, 1999, respectively, were pledged to secure public deposits and other purposes as required by law.

    The amortized cost and estimated market value of debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Market Value
Available-for-sale:
Due in one year or less	$2,123,577	$2,125,390
Due in one year through five years	6,650,065	6,649,037
Mortgage-backed securities	15,264	14,959

	$8,788,906	$8,789,386

NOTE 3—LOANS

    The Bank's loan portfolio consists primarily of loans to borrowers within San Diego County in Southern California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, commercial and industrial loans are among the principal industries in the Bank's market area, and as a result, the Bank's loan portfolio and related collateral are, to some degree, concentrated in those industries.

    Loans consist of the following:

	December 31,
	2000	1999
Real estate loans:
Construction	$13,135,824	$12,267,035
Other	24,254,107	19,741,954
Commercial and industrial loans	33,275,771	29,779,979
Consumer and other	2,717,197	2,819,160

	73,382,899	64,608,128
Less allowance for loans losses	(838,678)	(691,658)
Less deferred loan fees	(175,899)	(258,532)

	$72,368,322	$63,657,938

F–11

    Activity in the allowance for loan losses is as follows:

	Year ended December 31,
	2000	1999
Balance at beginning of year	$691,658	$558,552
Provision for loan losses charged to expense	125,000	118,000
Loans charged off	—	(18,694)
Recoveries	22,020	33,800

Balance at end of year	$838,678	$691,658

    The following is a summary of the investment in impaired loans, the related allowance for loan losses, and income recognized thereon as of December 31:

	2000	1999
Recorded investment in impaired loans	$12,000	$137,000

Related allowance for loan losses	$3,300	$5,000

Average recorded investment in impaired loans	$98,000	$137,000

Interest income recognized for cash payments	None	None

    The Bank also originates loans for sale to governmental agencies and institutional investors. At December 31, 2000 and 1999, the Bank was servicing approximately $12,957,000 and $15,896,000, respectively in loans previously sold.

NOTE 4—BANK PREMISES AND EQUIPMENT

    Bank premises and equipment consist of the following:

	December 31,
	2000	1999
Leasehold improvements	$989,808	$859,241
Furniture, fixtures and equipment	1,338,159	1,348,352

	2,327,967	2,207,593
Less accumulated depreciation and amortization	(943,197)	(897,918)

Total	$1,384,770	$1,309,675

    The Bank leases its facilities under non-cancelable operating leases expiring through 2011. Rent expense was $393,148 and $367,826 for 2000 and 1999, respectively.

F–12

    At December 31, 2000, the future minimum annual payments for these leases are as follows:

Year	Amount
2001	$412,000
2002	412,000
2003	404,000
2004	261,000
2005	167,000
Thereafter	548,000

$2,204,000

NOTE 5—DEPOSITS

    At December 31, 2000, the scheduled maturities of time deposits are as follows:

2001	$24,274,303
2002 to 2003	1,547,074
Thereafter	101,451

$25,922,828

NOTE 6—OTHER ADMINISTRATIVE EXPENSES

    Other administrative expenses are as follows:

	2000	1999
Promotional expenses	$348,992	$281,835
Data processing	302,738	432,944
Telephone and postage	152,160	152,055
Professional fees	147,153	109,037
Stationery and supplies	83,035	106,437
Insurance	66,481	56,466
Other	275,385	363,719

	$1,375,944	$1,502,493

F–13

NOTE 7—INCOME TAXES

    The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2000	1999
Taxes—current
Federal	$749,239	$562,680
State	274,151	212,380

Total current	1,023,390	775,060
Deferred taxes	(158,000)	(147,000)

Total income tax expense	$865,390	$628,060

    A comparison of the federal statutory income tax rates to the effective income tax rates follows:

	2000		1999
	Amount	Rate	Amount	Rate
Federal tax rate	$746,330	34.0%	$571,023	34.0%
California franchise taxes, net of federal tax benefit	153,945	7.0%	115,659	6.9%
Tax savings from exempt loan and investment income	(48,498)	(2.2)%	(52,173)	(3.1)%
Other items—net	13,613	0.6%	(6,449)	(0.4)%

	$865,390	39.4%	$628,060	37.4%

    The tax effected temporary differences giving rise to the deferred tax assets and liabilities at December 31, are as follows:

	2000	1999
Deferred tax assets:
Allowance for loan losses	$213,000	$162,000
Deferred compensation	294,000	206,000
California franchise tax	93,000	73,000
Market value adjustment on investment securities	—	84,000
Other	64,000	96,000

	664,000	621,000
Less deferred tax liabilities:
Accumulated depreciation	56,000	52,000
Accrual to cash adjustments	—	34,000
Other	—	1,000

	56,000	87,000

Net deferred tax asset	$608,000	$534,000

F–14

NOTE 8—STOCK OPTION PLAN

    Employees and Directors of the Company are eligible to participate in two fixed option plans. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its participation in these plans. Accordingly, no compensation cost has been recognized. Had compensation costs for these plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the impact would not have materially affected net income.

    The Company has an expired stock option plan under which options were previously granted to key employees. Options were granted at prices equal to at least 100% of the market price of the shares at date of grant and are exercisable at time of grant. No further grants may be made under the plan at this time, however existing options may be exercised.

    In December 1997, the Company adopted a stock option plan (the 1997 plan). Under the terms of this plan, directors are granted nonqualified stock options and employees may be granted either nonqualified or incentive stock options. Options to purchase 383,100 shares of common stock are available for grant at a price not less than 100% of the fair market value of the Parent's stock on the date of grant. All options expire no later than ten years from the date of grant.

    In November 2000 the shareholders approved a new 2000 Stock Option Plan. The terms of the 2000 Plan are substantially the same as those of the 1997 Plan. 50,000 options are available for future grants under the 2000 Plan.

    The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions; risk-free rates of 6.0% and 5.0% for 2000 and 1999 respectively, volatility of 0% and expected lives of 10 years. The weighted-average fair value of options granted during 2000 and 1999 was $0.96 and $0.69 respectively.

    A summary of the status of the Company's participation in these plans as of December 31, 2000 and 1999 and changes during the years ending on those dates is presented below:

	2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of Year	718,100	$1.21	680,600	$1.18
Granted	31,000	2.17	37,500	1.73
Forfeited	(7,500)	1.37	—

Outstanding at End of Year	741,600	1.25	718,100	1.21

    At December 31, 2000, all options were exercisable with a weighted-average exercise price of $1.25 and a weighted-average remaining contractual life of 6.0 years.

F–15

NOTE 9—EARNINGS PER SHARE (EPS)

    The following is a reconciliation of net income and shares outstanding to the income and number of share used to compute EPS:

	2000		1999
	Income	Shares	Income	Shares
Net Income as Reported	$1,329,698		$1,051,419
Shares Outstanding at Year End		4,015,341		4,015,341

Used in Basic EPS	1,329,698	4,015,341	1,051,419	4,015,341
Dilutive Effect of Outstanding Stock Options		314,107		226,199

Used in Dilutive EPS	$1,329,698	4,329,448	$1,051,419	4,241,540

NOTE 10—FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

    The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

    The carrying amounts of cash, short term investments, due from customers on acceptances, and Bank acceptances outstanding are considered to approximate fair value. Short term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with Banks. The fair values of investment securities, including available-for-sale, are generally based on quoted market prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

F–16

Financial Liabilities

    The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

    The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

    The estimated fair value of financial instruments at December 31, 2000 and 1999 is summarized as follows: (dollar amounts in thousands)

	December 31,
	2000		1999
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$7,723	$7,723	$6,401	$6,401
Federal funds sold	30,545	30,545	17,235	17,235
Interest-bearing deposits	549	549	549	549
Investment securities, available for sale	8,789	8,789	8,857	8,857
Federal reserve bank stock	119	119	119	119
Loans, net	72,368	72,527	63,658	63,992
Cash value of life insurance	2,328	2,328	2,233	2,233
Financial Liabilities:
Deposits	115,355	115,385	93,596	93,580

NOTE 11—DEFERRED COMPENSATION BENEFITS

    In January 1996, the Bank established a deferred compensation plan for certain senior officers providing for fixed annual benefits ranging from $10,000 to $17,000 payable over 5 or 10 years in the event of death, full disability, or retirement at age 65. Under the Plan, participants defer a portion of their current compensation and the Bank provides a matching contribution. During the year ended December 31, 2000, the Bank's matching contribution was $22,395. This amount is charged to expense. Benefits will be funded by life insurance contracts purchased by the Bank.

    In March 1998, the Bank entered into retirement benefit agreements with certain officers providing for future benefits aggregating approximately $6,600,000, payable in equal annual installments for twenty years from the death or retirement dates of each participating officer. During 2000, $129,475 has been accrued in conjunction with these agreements. This amount is charged to expense. Benefits will be funded by life insurance contracts purchased by the Bank.

F–17

NOTE 12—COMMITMENTS AND CONTINGENCIES

Credit Agreements

    The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

    Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and other income-producing commercial properties.

    At December 31, 2000, the Bank had standby letters of credit of approximately $810,000 and commitments to extend credit of approximately $27,152,000. Management does not anticipate that any material losses will result from these commitments.

NOTE 13—REGULATORY MATTERS

    The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000 that the Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 2000 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category). To be categorized as well-capitalized, the Bank must maintain

F–18

minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required
	Actual		To Be Adequately Capitalized		To Be Well- Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000:
Total Capital (to Risk-Weighted Assets)	$9,649	12.0%	$6,433	8.0%	$8,041	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$8,810	11.0%	$3,216	4.0%	$4,825	6.0%
Tier 1 Capital (to Average Assets)	$8,810	7.5%	$4,724	4.0%	$5,905	5.0%
As of December 31, 1999:
Total Capital (to Risk-Weighted Assets)	$8,170	11.8%	$5,546	8.0%	$6,933	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$7,478	10.8%	$2,773	4.0%	$4,160	6.0%
Tier 1 Capital (to Average Assets)	$7,478	7.5%	$3,984	4.0%	$4,980	5.0%

    The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of the Bank's undivided profits or the profits of the Bank's net income for its last three fiscal years less the amount of any distribution made by the Bank to shareholders during the same period.

F–19

W.H.E.C., Inc. and Subsidiary

September 30, 2001

INDEX—Interim Financial Information

F–20

W.H.E.C., Inc. and Subsidiary

Condensed Consolidated Balance Sheets

(Unaudited—Dollar Amounts in Thousands)

	September 30, 2001	December 31, 2000
Cash and Due From Bank	$7,784	$7,723
Federal Funds Sold	11,060	30,545

TOTAL CASH AND CASH EQUIVALENTS	18,844	38,268
Certificates of Deposit	450	549
Investment Securities, net	30,008	8,789
Federal Reserve Bank Stock, at Cost	119	119
Loans	86,778	73,207
Allowance for Loan Losses	(869)	(839)

NET LOANS	85,909	72,368
Premises and Equipment, net	1,268	1,385
Cash Surrender Value of Life Insurance	2,401	2,328
Accrued Interest and Other Assets	1,615	1,241

	$140,614	$125,047

Noninterest-Bearing Deposits	$44,338	$40,315
Interest-Bearing Deposits	84,704	75,040

TOTAL DEPOSITS	129,042	115,355
Accrued Interest and Other Liabilities	1,137	866

TOTAL LIABILITIES	130,179	116,221
Common Shares	4,055	4,015
Retained Earnings	5,740	4,811
Accumulated Other Comprehensive Income	640	—

TOTAL SHAREHOLDERS' EQUITY	10,435	8,826

	$140,614	$125,047

The accompanying notes are an integral part of the financial statements.

F–21

W.H.E.C., Inc. and Subsidiary

Condensed Consolidated Statements of Income

(Unaudited—Dollar Amounts in Thousands, Except Per Share Data)

	For the Nine Months Ended September 30,
	2001	2000
Interest Income	$6,654	$6,371
Interest Expense	2,064	1,632

Net Interest Income	4,590	4,739
Provision for Loan Losses	35	30

Net Interest Income After Provision for Loan Losses	4,555	4,709
Noninterest Income	1,210	1,036
Noninterest Expense	3,993	4,201

Income Before Taxes	1,772	1,544
Income Taxes	630	633

Net Income	$1,142	$911

Per Share Data:
Net Income—Basic	$0.28	$0.23
Net Income—Diluted	$0.25	$0.21

The accompanying notes are an integral part of the financial statements.

F–22

W.H.E.C., Inc. and Subsidiary

Condensed Consolidated Statements of Changes in Shareholders' Equity

(Unaudited—Dollar Amounts in Thousands)

	Shares	Common Stock	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income
January 1, 2000	4,015,341	$4,015		$3,481	$(121)
Comprehensive Income
Unrealized Gain on Securities Available for Sale, Net of Taxes			$121		121
Net Income			1,330	1,330

Comprehensive Income			$1,451

December 31, 2000	4,015,341	4,015		4,811	—
Options exercised	37,500	40
Dividends				(213)
Comprehensive Income
Unrealized Gain on Securities Available for Sale, Net of Taxes			$640		640
Net Income			1,142	1,142

Comprehensive Income			$1,782

September 30, 2001	4,052,841	$4,055		$5,740	$640

The accompanying notes are an integral part of the financial statements.

F–23

W.H.E.C., Inc. and Subsidiary

Condensed Consolidated Statements of Cash Flows

(Unaudited—Dollar Amounts in Thousands)

	For the Nine Months Ended September 30,
	2001	2000
OPERATING ACTIVITIES
Net Income	$1,142	$911
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:
Depreciation and Amortization	202	184
Provision for Loan Losses	35	30
Increase in Cash Surrender Value of Life Insurance	(73)	(298)
Other Items—Net	(174)	597

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,132	1,424
INVESTING ACTIVITIES
Decrease in Certificates of Deposit	99	—
Purchases of Investment Securities	(22,115)	—
Sale and Maturities of Investment Securities	1,536	164
Net Change in Loans	(13,576)	(9,593)
Purchase of Premises and Equipment	(85)	(303)

NET CASH USED BY INVESTING ACTIVITIES	(34,141)	(9,732)
FINANCING ACTIVITIES
Net Increase in Deposits	13,687	11,015
Exercise of options	40	—
Dividends paid	(142)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	13,585	11,015

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,424)	2,707
Cash and Cash Equivalents at Beginning of Period	38,268	23,636

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$18,844	$26,343

Supplemental Cash Flow Information:
Interest Paid	$2,089	$1,633

Income Taxes Paid	$730	$639

The accompanying notes are an integral part of the financial statements.

F–24

W.H.E.C., Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1—Basis of Presentation and Management Representation

    The accompanying financial information has been prepared in accordance with the Securities and Exchange Commission rules and regulations for quarterly reporting and therefore does not necessarily include all information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles.

    Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year. In the opinion of management, the unaudited financial information for the nine-month period ended September 30, 2001 and 2000, reflects all adjustments, consisting only of normal recurring accruals and provisions, necessary for a fair presentation thereof.

Note 2—Earnings Per Share

    Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." Accordingly, basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during each period. The computation of diluted earnings per share also considers the number of shares issuable upon the assumed exercise of outstanding common stock options.

Note 3—Proposed Merger

    On November 12, 2001, the Company announced the signing of a definitive merger agreement ("the Agreement") whereby First Community Bancorp will acquire all of the outstanding common stock of the Company.

    The Agreement provides that the shareholders of the outstanding common shares will receive approximately 1.08 million shares of First Community Bancorp common stock for a total purchase price of approximately $21 million The merger is subject to standard conditions, including the approval of the shareholders of the Company and bank regulatory agencies. The transaction is expected to close in the second quarter of 2002.

F–25

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

    Article Five of First Community's articles of incorporation provides that First Community shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. It also provides that First Community is authorized to provide indemnification for its agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent's defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by (1) a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceedings, (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon or (3) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.

Item 21.  Exhibits.

  (a)
  Exhibits. See Index to Exhibits beginning on page II-5 of this Registration Statement.

  (b)
  Financial Statement Schedules. Not applicable.

  (c)
  Fairness Opinions. The opinion of Hoefer & Arnett is included as Appendix C to the proxy statement-prospectus in Part I of this Registration Statement.

Item 22.  Undertakings.

    (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the

II–1

Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

II–2

SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Monica, State of California, on December 28, 2001.

FIRST COMMUNITY BANCORP
By:	/s/ MATTHEW P. WAGNER
Name: Matthew P. Wagner Title: President and Chief Executive Officer

Power Of Attorney

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew P. Wagner his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on December 28, 2001.

Signature	Capacity

/s/ MATTHEW P. WAGNER Matthew P. Wagner	President, Chief Executive Officer, Acting Chief Financial Officer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
John M. Eggemeyer	Chairman and Director
Harold W. Clark	Director
/s/ ROBERT E. HERRMANN Robert E. Herrmann	Director

II–3

/s/ BARRY C. FITZPATRICK Barry C. Fitzpatrick	Director
/s/ ROBERT A. SCHOELLHORN Robert A. Schoellhorn	Director
/s/ STEPHEN DUNN Stephen Dunn	Director
/s/ ROBERT A. STINE Robert A. Stine	Director
Dale E. Walter	Director
David S. Williams	Director
/s/ TIMOTHY B. MATZ Timothy B. Matz	Director

II–4

EXHIBIT INDEX

Exhibit No.	Description and Method of Filing
2.1	Agreement and Plan of Merger, dated as of November 12, 2001, by and between First Community Bancorp, and WHEC, Inc. (included as Appendix A to the proxy statement-prospectus in Part I of this Registration Statement).
3.1	Articles of Incorporation of First Community Bancorp (incorporated by reference to Exhibit 3.1 to Form 8-A filed on June 2, 2000).
3.2	Bylaws of First Community Bancorp (incorporated by reference to Exhibit 3.2 to Form 8-A filed on June 2, 2000).
5.1	Opinion of Sullivan & Cromwell regarding the validity of the shares of common stock being registered.*
8.1	Opinion of Sullivan & Cromwell as to certain U.S. federal income tax matters.*
10.1	First Community Bancorp 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 10, 2000).
21.1	Subsidiaries of First Community Bancorp (incorporated by reference to Exhibit 21 to Form 10-K filed on March 21, 2001).
23.1	Consent of KPMG LLP, First Community Bancorp.
23.2	Consent of KPMG LLP, Professional Bancorp 2000.
23.3	Consent of KPMG LLP, Professional Bancorp 1998.
23.4	Consent of Vavrinek, Trine, Day & Co., LLP, Pacific Western National Bank.
23.5	Consent of Vavrinek, Trine, Day & Co., LLP, W.H.E.C., Inc.
23.6	Consent of Moss Adams LLP.
23.7	Consent of Grant Thornton LLP
23.8	Consent of Hoefer & Arnett.*
23.9	Consent of Sullivan & Cromwell (to be included in Exhibit 5.1).
23.10	Consent of Sullivan & Cromwell (to be included in Exhibit 8.1).
24.1	Power of Attorney (included on page II-3 of this Registration Statement).
99.1	Form of Proxy of W.H.E.C., Inc.

*
To be filed by amendment

II–5

QuickLinks

Sources of Additional Information

Questions and Answers About the Merger
Summary
Risk Factors
Cautionary Statement Regarding Forward-Looking Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Data of First Community, First Charter, Professional Bancorp, Pacific Western and W.H.E.C.
Introduction
Voting at the Meeting
The Merger
Management and Operations After the Merger
Price Range of Common Stock and Dividends
Information About First Community
Information About WHEC
Management of WHEC
Selected Financial Data
WHEC Management's Discussion and Analysis of Financial Condition and Results of Operations
Distribution of Assets, Liabilities, and Shareholders' Equity
Balance Sheet Analysis
Provision and Allowance for Loan Losses
Quantitative and Qualitative Disclosure About Market Risk
Regulation and Supervision
Description of First Community Capital Stock
Comparison of Shareholders' Rights
Dissenter's Rights
Validity of Common Stock
Experts
Shareholder Proposals
Other Matters
Where You Can Find More Information

RECITALS
ARTICLE I CERTAIN DEFINITIONS
ARTICLE II THE MERGER
ARTICLE III CONSIDERATION; EXCHANGE PROCEDURES
ARTICLE IV ACTIONS PENDING ACQUISITION
ARTICLE V REPRESENTATIONS AND WARRANTIES
ARTICLE VI COVENANTS
ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER
ARTICLE VIII TERMINATION
ARTICLE IX MISCELLANEOUS
DRAFT
  APPENDIX B
  APPENDIX C
  APPENDIX F
Index to Financial Statements
INDEPENDENT AUDITORS' REPORT
W.H.E.C., INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS December 31, 2000 and 1999
W.H.E.C., INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF INCOME For the Years Ended December 31, 2000 and 1999
W.H.E.C., INC. AND SUBSIDIARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY For the Years Ended December 31, 2000 and 1999
W.H.E.C., INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS For the Years Ended December 31, 2000 and 1999
W.H.E.C., INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000 and 1999
W.H.E.C., Inc. and Subsidiary September 30, 2001 INDEX—Interim Financial Information
W.H.E.C., Inc. and Subsidiary Condensed Consolidated Balance Sheets (Unaudited—Dollar Amounts in Thousands)
W.H.E.C., Inc. and Subsidiary Condensed Consolidated Statements of Income (Unaudited—Dollar Amounts in Thousands, Except Per Share Data)
W.H.E.C., Inc. and Subsidiary Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited—Dollar Amounts in Thousands)
W.H.E.C., Inc. and Subsidiary Condensed Consolidated Statements of Cash Flows (Unaudited—Dollar Amounts in Thousands)
W.H.E.C., Inc. and Subsidiary Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers.
  Item 21. Exhibits.
  Item 22. Undertakings.
SIGNATURES
Power Of Attorney
EXHIBIT INDEX